
SHIN CORPORATION PUBLIC COMPANY LIMITED
SHIN CORPORATION
ORGANIZATIONAL CULTURE FOR TOMORROW
ANNUAL REPORT 2005

SUPPL
06013144
823140
SUPPL RECEIVED
2006 MAY -4 P 3:11
ARLS
FFICE OF INTERNATIONAL CORPORATE FINANCE
12-31-05
PROCESSED
MAY 09 2006
THOMSON FINANCIAL

Rule 12g3-2 (B) Exemption File No. 82-3140

RECEIVED
2006 MAY -4 P 3:-1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Summary Translation Letter
To the Stock Exchange of Thailand
April 27, 2006

SH 069/2006

April 27, 2006

Re: Notification of the Resolutions of the 2006 Annual General Meeting of Shareholders

To: The President
The Stock Exchange of Thailand

Attachment: Details of the Employee Stock Option Plan - ESOP Grant V

The 2006 Annual General Meeting of Shareholders of Shin Corporation Public Company Limited (the "Company") held on April 27, 2006 at 1 p.m. at the Auditorium, 19th floor, Shinawatra Tower 1, Phahol Yothin Road, Phayathai, Bangkok, has resolved as follows:

1. Certified the minutes of the 2005 Annual General Meeting of Shareholders held on March 31, 2005.

2. Certified the Company's operating results of 2005 and approved the balance sheets, statement of income, and cash flow statements of 2005 ended December 31, 2005;

3. Approved the distribution of dividends to the Company's shareholders from the net profit between July 1, 2005 and December 31, 2005, at Baht 1.35 per share, totaling Baht 4,081 million. The share register book to determine the right of shareholders to receive the dividends was closed on April 7, 2006, at 12.00 noon and the date of dividends distribution will be on May 9, 2006.

 The Company's dividends payment of the entire year 2005 (including the interim dividend payment paid from the operating results in the first half of 2005 at Baht 1.25 per share) is accounted to be Baht 2.60 per share, or totaling Baht 7,830 million.

4. Approved the appointment of four auditors of PricewaterhouseCoopers ABAS Limited as the Company's auditors for 2006 as follow:

Mr. Suchart Luengsuraswat	CPA. No. 2807
Ms. Nangnoi Charoenthaveesub	CPA. No. 3044
Mrs. Suwannee Bhuripanyo	CPA. No. 3371
Mr. Prasit Yuengsrikul	CPA. No. 4174

 Any of the above auditors can conduct the audit and express an opinion as to the financial statements of the Company. In the event that any of the above auditors is not available, PwC is authorized to identify any auditor of PwC who qualifies as a Certified Public Accountant to carry out the work instead of him/her. It is recommended that the audit fee for 2006 shall not higher than Baht 2.31 million.

5. Approved the appointment of directors replacing those retired by rotation and the determination of the authorized signatories of the Company for 2006. The details are as follows:

5.1 The rotated directors:

- Mr. Pong Sarasin	Chairman of the Board of Directors
- Mr. Boonklee Plangsiri	Authorized Director, Executive Director, Member of Remuneration Committee and Member of Nominated Committee
- Dr. Virach Aphimeteetamrong	Director and Member of Audit Committee

5.2 The retiring directors are re-appointed are as follows:

- Mr. Pong Sarasin	Chairman of the Board of Directors
- Mr. Boonklee Plangsiri	Authorized Director, Executive Director, Member of Remuneration Committee and Member of Nominated Committee
- Dr. Virach Aphimeteetamrong	Director and Member of Audit Committee

5.3 The members of the Board of Directors will be as follows:

- Mr. Pong Sarasin	Chairman of the Board of Directors
- Dr. Virach Aphimettetamrong	Director and Audit Committee
- Mr. Vithit Leenutaphong	Director and Audit Committee
- Mr. S Iswaran	Director
- Dr. Vichit Suraphongchai	Director
- Mr. Surin Upatkoon	Director
- Mr. Boonklee Plangsiri	Director
- Mrs.Siripen Sitasuwan	Director

6. Approved, with approval of the Remuneration Committee, the directors' remuneration for 2006 is up to Baht 12,000,000. Such remuneration shall consist of salary, bonus, and meeting allowance.

 - Chairman of the Board will be entitled to receive salary and bonus
 - Chairman of the Audit Committee, an Independent Director or a Non-executive Director will be entitled to receive salary, bonus and meeting allowance at the rate of Baht 25,000 per one meeting.
 - The Executive Director will not be entitled to receive remuneration for being an Executive Director.

7. Approved the issuance and offering of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant V).

 The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

 The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The Company has issued and offered ESOP for the first, the second, the third, and the fourth issuances in 2002, 2003, 2004, and 2005 respectively.

For the fifth issuance (Grant V), the Board of Directors has resolved to approve the issuance and offering of warrants of 14,256,100 units to directors and employees of the Company, equivalent to 0.47 percent of the total paid-up capital of the Company, to reserve for the exercise of the warrants. The details of the terms and conditions are shown in **Attachment.**

The Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including seeking approvals from the relevant authorities and performing any other necessary actions related to the issuance of the warrants.

8. Approved the allocation of 14,256,100 new ordinary shares, at the par value of Baht 1 each, from the remaining 798,000,000 shares which allocated to Public Offering, to reserve for the exercise of warrants under the ESOP Grant V.

 Other related details and conditions as well as taking necessary and appropriated actions in connection with the allocation of such new ordinary shares under the ESOP, including the listing of such new ordinary shares on the Stock Exchange of Thailand will be determined at the discretion of the Executive Committee or designated person(s) by the Board of Directors.

9. Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors and employees who are eligible for the warrants exceeding 5% of the total ESOP Grant V. These directors, employees and advisors are:

Name	Number of Allocated Warrants	Percentage of Total Warrants
1. Mr. Boonklee Plangsiri	5,380,700	37.74
2. Mr. Arak Chonlatanon	1,272,600	8.93
3. Mr. Somprasong Boonyachai	831,900	5.84
4. Dr. Dumrong Kasemset	831,900	5.84
5. Mr. Niwattumrong Boonsongpaisan	831,900	5.84
6. Mrs. Siripen Sitasuwan	778,500	5.46

10. Approved the allotment of 1,838,000 additional ordinary shares, at the par value of Baht 1 each, from the remaining 783,743,900 unallocated shares, to reserve for exercising the right in pursuance of the ESOP warrants Grant II, III and IV, due to entering into the terms and conditions of the Application Form regarding the Issuance and Offering of ESOP Program.

 Regarding the dividends payments of the company for the first half of 2005, and the second half of 2005, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant II, III, and IV, as stated in the Application Form regarding the Issuance and Offering of ESOP Program. The ESOP warrant holders' rights shall not be decreased.

 The Company, therefore, will allot 1,838,000 additional shares to be reserved for the new exercise ratio of ESOP Grant II, III, and IV, which will be comprised of 478,000 shares for Grant II, 615,000 shares for Grant III, and 745,000 shares for Grant IV.

Attachment

Shin Corporation Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan – ESOP) - Grant V

1. Objectives and necessities of offering securities to directors and employees of the Company

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

Grant I: The amount of warrants to be issued and offered in 2002 is 29,000,000 units, implying that 29,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.99 percent of the paid-up capital of the Company.

Grant II: The amount of warrants to be issued and offered in 2003 is 18,083,700 units, implying that 18,083,700 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.61 percent of the total paid-up capital of the Company.

Grant III: The amount of warrants to be issued and offered in 2004 is 13,660,200 units, implying that 13,660,200 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.46 percent of the total paid-up capital of the Company.

Grant IV: The amount of warrants to be issued and offered in 2004 is 16,000,000 units, implying that 16,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.54 percent of the total paid-up capital of the Company.

The amount of warrants to be issued and offered in 2006 is 14,256,100 units, implying that 14,256,100 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.47 percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I, II, III, IV and V is equivalent to 3.07 percent of the total paid-up capital of the Company.

Details of warrants particular to ESOP Grant V as set out below. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. Preliminary Details of Warrants in the Fourth Year Program

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	14,256,100 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	Not exceeding 5 years from the issue and offer date.

Reserved Shares: 14,256,100 shares (at the par value of Baht 1), or 0.47 of the total paid-up shares.

Warrant Allocation Method: Allocation of warrants to the Company's directors and employees and not offering through the intermediary.

Exercise Ratio: One warrant per one ordinary share

Exercise Price: The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting, 37.68 Baht per share.

Issuing and Offering Date: The Company's Executive Committee will determine the date of issuing and offering of warrants

Exercise Period: The Company's directors and employees could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year: Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.

Second Year: Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.

Third Year: Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares -None-

3. **Other Principle and Conditions for Exercise of Warrants**

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month. **("Exercise Date")** except for the last exercise period the exercise date will be during five business days prior to the expired date.

3.3 Qualifications of Directors and employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and employees of he Company

3.4.1 If any director of the Company vacates of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director, employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such

director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and employees

-None-

3.7 Right Adjustment The Company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

In the case of the rights adjustment of the ESOP that required more additional shares than the reserved shares, the company shall seek for approval from shareholders, in the next shareholder meeting. Should the warrants expire sooner than the next shareholder meeting, the company shall bring the matter to the shareholder meeting as soon as possible.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and employees of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors and Employees as Calculated from the Presently Paid-up Capital:

Number of the total issued shares	= 3,023,281,207 shares (at a par value of Baht 1 each)
Number of all shares from warrant exercise	= 14,256,100 shares (at a par value of Baht 1 each)
Total number of shares after exercise of right	= 3,037,537,307 shares (at a par value of Baht 1 each)
Ratio of the existing shareholders after	= 99.53 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and employees at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares	= 3,023,281,207 shares (at a par value of Baht 1 each)
Number of reserved shares for the exercise of warrant shares to be allocated to directors and employees	= 14,256,100 shares (at a par value of Baht 1 each)
Ratio of reserved shares to total issued shares	= 0.47 of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant To Be Issued and Offered.

Name	Number of Allocated Warrants (Units)	Percent of Total Allocated Warrants
1. Mr. Boonklee Plangsiri Director and Chairman of the Executive Committee	5,380,700	37.74
2. Mr. Arak Chonlatanon Director and Vice Chairman of the Executive Committee - E-Business	1,272,600	8.93
3. Mr. Somprasong Boonyachai Vice Chairman of the Executive Committee – Human Resources	831,900	5.84
4. Mr. Dumrong Kasemset (Ph.D.) Vice Chairman of the Executive Committee – Portfolio Management and Investor Relations	831,900	5.84
5. Mr. Niwattumrong Boonsongpaisan Director and Vice Chairman of the Executive Committee – Corporate Public Relations	831,900	5.84
6. Mrs. Siripen Sitasuwan Director and Chief Financial Officer and President	778,500	5.46
7. Mr. Chatchai Sanerkam Director's subsidiary and Deputy Managing Director of SC Matchbox Co. Ltd.	138,100	0.97

Note: The amount of warrants to be issued and offered will be 14,256,100 units.

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. **<u>Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001</u>**

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director, or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. **<u>List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants</u>**

<table>
<tr><th>Name</th><th>Position</th><th>Number of Allocated Warrants (Units)</th><th>% of Total Allocated Warrants</th></tr>
<tr><td>7.1 Mr. Boonklee Plangsiri</td><td>Director and Chairman of the Executive Committee</td><td>5,380,700</td><td>37.74</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
<u>Shin Corporation Public Company Limited</u>
No. of meetings 6 times Attending 6 times Not attending - times</td></tr>
<tr><td>7.2 Mr. Arak Chonlatanon</td><td>Director and Vice Chairman of the Executive Committee - E-Business</td><td>1,272,600</td><td>8.93</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
<u>Shin Corporation Public Company Limited</u>
No. of meetings 6 times Attending 6 times Not attending - times</td></tr>
<tr><td>7.3 Mr.Somprasong Boonyachai</td><td>Vice Chairman of the Executive Committee – Human Resources</td><td>831,900</td><td>5.84</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
<u>Advanced Info Service Public Company Limited</u>
No. of meetings 6 times Attending 6 times Not attending - times</td></tr>
<tr><td>7.4 Dr. Dumrong Kasemset</td><td>Vice Chairman of the Executive Committee – Portfolio Management and Investor Relations</td><td>831,900</td><td>5.84</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
<u>Shin Satellite Public Company Limited</u>
No. of meetings 8 times Attending 7 times Not attending 1 times</td></tr>
<tr><td>7.5 Mr.Niwattumrong Boonsongpaisan</td><td>Director and Vice Chairman of the Executive Committee – Corporate Public Relations</td><td>831,900</td><td>5.84</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
<u>Shin Corporation Public Company Limited</u>
No. of meetings 6 times Attending 5 times Not attending 1 times</td></tr>
</table>

Name	Position	Number of Allocated Warrants (Units)	% of Total Allocated Warrants
7.6 Mrs. Siripen Sitasuwan	Director and Chief Financial Officer and President	778,500	5.46
The number of times attending the meetings and not attending the meetings of the director during the past year Shin Corporation Public Company Limited *No. of meetings 6 times Attending 4 times Not attending 2 times*			

Opinion of the Board of Directors and the Remuneration Committee
Detail of Opinion of the Remuneration Committee for ESOP program as presented in the attachment.

The total amount of warrants to be issued and offered will be 14,256,100 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.6 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

(Translation)

Opinion of the SHIN Remuneration Committee

February 16, 2006

To : Board of Directors of Shin Corporation Public Company Limited

Whereas the Board of Directors Meeting of Shin Corporation Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. S Iswaran as the Chairman of the Remuneration Committee, Mr. Boonklee Plangsiri, Mr. Olarn Chaipravat (Ph.D.) and Mr. Vithit Leenutapong as members of the Remuneration Committee to approve the names of directors, employees of the Company and subsidiaries who will be entitled to receive warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program, in order to comply with the notification of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees.

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Shin Corporation Public Company Limited and subsidiaries respectively, totally 6 (six) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Boonklee Plangsiri *	5,380,700	37.74%
2. Mr. Arak Chonlatanon	1,272,600	8.93%
3. Mr. Somprasong Boonyachai	831,900	5.84%
4. Mr. Dumrong Kasemset (Ph.D.)	831,900	5.84%
5. Mr. Niwattumrong Boonsongpaisan	831,900	5.84%
6. Mrs. Siripen Sitasuwan	778,500	5.46%

* Remark : Mr. Boonklee Plangsiri abstained from voting and left the room while the meeting voted on his allocation of the warrants.

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program has the opinion that the above six directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are herewith attached.

Please be informed accordingly.

Sincerely yours,

(Mr. S Iswaran)
Chairman of the Remuneration Committee for the ESOP Program
Shin Corporation Public Company Limited

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
April 27, 2006


RECEIVED
2006 MAY -4 P 3: 51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SH 070/2006

April 27, 2006

Subject: Notification of the adjustment of exercise price and exercise ratio of SHIN-W1

To: The President
The Stock Exchange of Thailand

According to the Board of Directors' Meeting of Shin Corporation Public Company Limited (the "Company") No. 5/2005 held on August 11, 2005 passed a resolution to approve the dividend payment for the first half of year 2005 to shareholders at the rate of 1.25 Baht per share, and the Board of Directors' Meeting No. 3/2549 held on March 1, 2006 passed a resolution to approved the dividend payment for the second half of year 2005 to shareholders at the rate of 1.35 Baht per share totaling of dividend for the year 2005 of 2.60 Baht per share.

Pursuant to the resolution, the Company announced to pay the dividends per share for the year 2005 which was higher than 5% of the market price of company's share so this payment has affected on exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to general investor of the Company (SHIN-W1), as stated in Clause 6.5 and 6.7 of the Prospectus offering the SHIN-W1 of the Company. The warrant holders shall not be deteriorated their rights. The adjustment to exercise price and exercise ratio of SHIN-W1 are shown as follow;

SHIN-W1	Before adjustment	After adjustment
Exercise price (Baht / share)	20.50	19.081
Exercise ratio (Warrant : Common Share)	1:1	1:1.074
Number of shares to be allotted (Shares)	159,416,441	171,213,257
Number of additional shares to be allotted after adjustment of exercise price and exercise	**Total 11,796,816 shares**	

* calculated from the remaining of unexercised warrants

The new exercise price and exercise ratio shall be effective from April 3, 2006 (the first day of XD sign posting) that would entitle the warrant holder to exercise their rights in the next exercising date which is 31 May 2006.

For the reserved shares for the new exercise ratio of warrant, the Company will allot the additional ordinary shares to support the new exercise ratio of warrant by proposing this matter in the next of the Shareholders' meeting.

CONTENTS

02 Financial Highlights

18 Message from Chairman of the Board

20 Directors and Management Team

22 Social Contribution

26 Investment Structure

28 Audit Committee Report

30 The Year's Milestones

32 Details of Directors and Management Team

40 General Information of the Company, Subsidiaries and Associated Companies

64 Major Shareholders

65 Corporate Governance and Management Structure

74 Nature of Business

81 Risk Factors

88 Organization Chart

89 Directors Shareholding in the Company and its Subsidiaries of the Year 2005

90 Related Transactions

94 Management Discussion and Analysis

102 Board of Directors' Responsibility for Financial Reporting

103 Auditor's Report

104 Consolidated and Company Financial Statements

114 Note to the Consolidated and Company Financial Statements

FINANCIAL HIGHLIGHTS

Baht Million

As of 31 December	2005	2004	2003	2002	2001
OPERATING RESULTS - CONSOLIDATED					
Revenues from sales and services	12,583	10,631	10,379	9,044	8,642
Share of net results from investments	8,229	8,815	7,970	5,124	1,372
Total Revenues	22,196	19,825	20,437	14,593	12,164
Gross Profit	4,149	3,065	2,623	2,249	2,582
Net income	8,573	8,700	9,597	4,998	2,592
Total assets	78,412	66,364	60,159	51,249	41,356
Total liabilities	29,831	24,522	22,455	20,191	17,398
Total parent's shareholdersí equity	39,467	36,535	32,690	26,691	20,802
FINANCIAL RATIO - CONSOLIDATED					
Net Profit Margin	39%	44%	47%	34%	21%
Return on Equity	23%	25%	32%	21%	13%
Return on Assets	12%	14%	17%	11%	7%
Total Liabilities to Total Shareholders' equity Ratio	0.76	0.67	0.69	0.76	0.84
Basic earning per share	2.87	2.95	3.27	1.70	0.88
Book Value per share	13.16	12.37	11.12	9.09	7.08
No of share (Million)	2,999.31	2,953.63	2,939.05	2,937.00	2,937.00
(at one Baht par value per share)					

Dividend Policy : The company's dividend policy is to pay dividend no less than 40 percent of profit after tax, unless the company and its subsidiaries have other financial needs and the payment materially affect the company and its subsidiaries' normal operations.

Baht Million

80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0

01 02 03 04 **05**

Net income

01 02 03 04 **05**

Share of net results from investments

01 02 03 04 **05**

Total assets



"If I want to give a staff member a chance to perform, I encourage him to make decisions. Initially he will no doubt be intimidated, but supporting him from a distance should bring results."

Having smart, talented people with exclusive capabilities

We recognize that the success of the organization is built on the recognition, encouragement, development, empowerment, and reward of individual talent. We provide the opportunity for extraordinary people to achieve extraordinary things

TRIPLE I

1#I



"Every creative idea is worthwhile and important, no matter from whom it comes."

Having unlimited creativities

We believe that a great idea is always a great idea whoever and wherever it comes from. We are open and honest in expressing, receiving, and assessing ideas from and to all levels and areas of the organization. We judge ideas not people.



"If you think you could be in an organization and see no changes, I would like to warn you that this is simply inviting competition."

Responding promptly and always creating change for better things

We believe that change is the mechanism that allows our extraordinary people to implement their great ideas. We welcome change as the opportunity to celebrate our talent and creativity in achieving our vision.

TRIPLE I
3#I



FORWARD LOOKING
We focus on the future to anticipate and exploit the challenges and opportunities ahead.

- Since we have reviewed every aspect, we do a trial run.
- What will happen in the next two years if we take on this investment project?
- This is a strong issue. I will study it in detail in order to create more business opportunity.



ACCOUNTABILITY
We take personal responsibility for our part in the organization's success by delivering on time and in full

- I know that this job is difficult. I will study it and then will be able to do it successfully.
- I have already summarized this research as directed in the department meeting.
- In order to implement this revised operational plan, I will take the responsibility of summarizing the steps we need to take today in order that we may proceed with the analysis in an orderly manner.



SERVICE-MINDED
We understand that customers are the reason that we exist. We are tireless in our efforts to delight our customers and meet their ever changing needs

- I am completely aware that we continue exist only as long as we create customer satisfaction and trust. In line with this, I will work to provide the best service to the fullest extent of my ability.
- Now, is there anything else I can do for you? Would you like any more information about something?
- Thank you for your recommendation. We will use it to improve our service in order to make sure that our customers get the best service possible.



TEAMWORK
We share our unique and diverse talents across team and business unit boundaries and through all levels of the organization

- It was our ability to accept different opinions and work together that made this job a success.
- I am good at gathering data and you are expert in analysis we would be as good team.
- Each of us has different strengths so everyone in a team is equally important.



MERITOCRACY
Outstanding people are recognized and rewarded. Opportunities exist for us all to display our talents.

- I believe that with your ability, you will be successful.
- Congratulations. You are well suited for this job and we are certain that you will be able to carry it out successfully.
- I am deeply aware that the value of each person is perceived as being reflected in what he or she does.


"The question that I ask myself every day is what my next step should be."
"We all have an equal amount of time. It depends on how well we each use and manage our time."
"Satisfaction is as vital factor in that must be created parallel with quality."
"Some like to think, some like to do and we need both types working together."
"I always question myself as to whether my thinking is correct and how to ensure everyone perceives that he is being treated fairly."



Evidence shows that the company's investments over the past 20-plus years have unfailingly moved in the appropriate direction, consistently grasping opportunities as they arise, building up the organization through regular application of the most up-to-date technology. Over the years, forward-looking investments have been made in wireless communication, satellite, Internet, television, a budget airline, and consumer finance. These are efficiently managed by Management Team, with oversight handled by appropriate managerial expertise.

The core driving power and synergizing energy for the SHIN Group as it heads towards becoming a networked organization is the Triple I corporate culture that takes in every aspect of the group, working to build synergy between business activities and its human resources. The goal is to build business opportunities for both the present and the future, thereby attaining sustainable growth, creating trust and confidence in the future of the company in both shareholders and employees.

The commitment to build Triple I corporate culture is the foundation stone grounding the development of the company's most important assets, its human resources. Since SHIN is situated primarily in the service industry, it is vital that its employees, as value creation, are determined to establish and maintain a reputation for quality service, differentiating SHIN from others, as well as offering a wide variety of value added services. The company believes that its employees are the determining factor behind its strength in competing against other firms, both domestic and international.


"The quality of an organization is indicated by the openness of that organization to accepting different opinions and the encouragement that employees are given to express their opinions and accept others' point of views."
"The definition of a good vision is one that creates inspiration, challenges employees, and creates in them a desire to participate."
"If you ask me what keeps me sharp, it is competition. If I sit back and think I've won, then that is the day I become defeated."
"You must move quickly since, as the saying goes, time is precious."
"To me, conflict does not mean opposition but simply reflects differences in thinking."











The Triple I corporate culture is designed to make the company a self-sustaining society, becoming so much a part of each of the company's employees that they function as a single unit, passing the torch on to each new generation of employees, much like DNA is transferred within a family. This connection will provide a sense of a familial "whole", promoting understanding and willingness to get along. It is believed that this is a vital tool in the communication of ideas and knowledge to the staff, enabling all to work towards the achievement of the corporate vision, strategy, and culture, thereby providing strength to the group operationally and in its business activities.

The Triple I model of corporate culture, though not something that can be touched or seen, does exist and is the driving force behind the establishment of a relational network between all staff and employees in the SHIN group. Once this network of relations is established, momentum occurs, moving the employees — and thus the company — towards greater creative energy that will power and strengthen the organization now and in the future, creating sustainable growth, a feeling of confidence, of connectedness, of working towards the same goal. All will work as one to strengthen the fundamental foundation of the group through application of 10 basic foundations, with the slogan F-A-S-T-M-O-V-I-N-G. This is aimed at generating a process for decision-making and planning, making the company able to quickly adapt to the constantly changing business environment, strengthening the understanding that flows between employees and management that will enable the organization to continue to capture business opportunities as they arise.



OPENNESS

We respect each other by sharing our ideas and opinions. We are open to explore new opportunities and approaches.

- If what we are doing is not good enough, change it. If it is already good, change it in order to be better off.
- Even though my idea was not the one decided upon, I will support our group decision.
- I am proud that my supervisor does not think my opinion is valueless even though I am in an operating level.



VISION FOCUS

We know where we are going, how we will get there, and the importance of our individual contributions to delivering our vision.

- I realize that my job has an impact on the operations of other department and therefore will keep to the timetable and do my very best.
- I believe if we have confidence in the vision, we will all work together to make it reality.
- Before carrying out any plan, we always review it to ensure that it is consistent with the company's overall strategy.



INITIATIVES AND IMPROVEMENT

We believe that our success today is just the starting point for the next improvement. We never stop improving as people and as an organization

- I always ask myself if there is another, more efficient way of doing anything.
- Think in a new way, proceed in a new direction, achieve better results
- There is always something new under the sun and I will never learn all there is to know.



NON-BUREAUCRACY

We are agile and responsive because we devolve authority to those who need it.

- Every time I make a decision, I use the goal as the target, balancing it against suitability.
- Rapidity comes out of simplicity, which in turn arises out of confidence.
- I can make a decision based on my responsibility and accept for the changes that take place.



GUARD AGAINST IRRATIONALITY

We make smart choices and we have the courage to question issues that seem irrational.

- I know my opinions are not always correct and accept suggestions as being beneficial.
- I believe that courage will bring the right.
- Comments that are different from our experience do not signal enmity but offer valuable insight.

SYNERGY TEAM

"Excelling in service and in meeting customer needs, AIS will continue to lead the cellular phone market."

Advanced Info Service PLC

Over the past year, Advanced Info Service PLC (AIS) retained its position as the country's cellular phone market leader with subscribers numbering 16.4 million and a share of 54% of the market, despite the intensive price-cutting taking place in the industry early in the year. The intense competition spurred AIS to make customer and network service quality its top priority in the firm belief that customers will choose quality in the long run. AIS thus steadily worked to firmly ground its status as the #1 cellular service provider with the latest technology, best service, and top-notch staff and will not cease its efforts towards this goal.

One of its major thrusts over the past year was to become known for its segmentation that aims to better meet the needs of its various customer groups, in the certainty that when customers' needs are met and they feel satisfied, they will rely on and have faith in AIS and continue to subscribe to AIS services, providing AIS with a stable, top-quality customer base. This in turn will lead to sustainable growth in revenues and profits.

In 2005, AIS added numerous Value-Added Services to its menu, leading the industry with such services as "calling melody", MMS, and GPRS. The company believes that the regular launch of additional new and ground-breaking services will serve to both add to the current subscriber base and grow revenues from current subscribers, ensuring revenue growth for the future.



"We believe in the future of technology and will use it to bring the world to your fingertips"

Shin Satellite PLC

On August 11, 2005, Shin Satellite PLC (SATTEL), Thailand's first and only satellite communications provider, successfully launched its most advanced satellite, IPSTAR into orbit. IPSTAR is the Asia-Pacific region's first broadband satellite that makes it possible for customers, whether large or small, individual or company to send information in nearly every form conceivable — from data to still pictures, to sound, and to multimedia — anywhere in the world. This satellite will bring rural dwellers into the modern age by making it possible for them to have telephone service via rural telephony. By the end of 2005, SATTEL had signed on customers for IPSTAR from throughout the Asia-Pacific region, including Thailand, Australia, New Zealand, Vietnam, and Myanmar.

In 2006, SATTEL plans to launch Thaicom 5 into orbit to meet continued rising demand for conventional satellite services. UBC, Thailand's cable operator, has already signed a contract for seven transponders and has renewed its contract with Thaicom extending through until 2018.



"ITV from its start made a name for itself as a news station, and 2005 saw a strong expansion in its viewer base as it added more entertainment programming that not only provided entertainment but also deepened knowledge, with the result being an improved station performance."

ITV PLC

In 2005, ITV PLC (ITV) showed a steady improvement over the year before, thanks to a complete overhaul of programming that improved viewer ratings dramatically. At the same time, it improved its share of advertising expenditure to rank third in the nation's television industry. This provided a sharp boost to revenues and net profit in 2005, with revenues expanding from Baht 1.8 billion in 2004 to Baht 2.3 billion in 2005, a jump of 27%, much stronger than the 6% growth in television ad expenditure overall. Net profit shot up 232% from Baht 205 million in 2004 to Baht 679 million in 2005. The company expects 2006 programming changes to both strengthen and broaden its viewer base to encompass new groups of viewers.



"We are proud of Thai AirAsia as it serves as an alternative choice of traveling to destinations."

Thai AirAsia Co., Ltd.

Since it took off as Thailand's first budget airline in 2004, Thai AirAsia has grown by leaps and bounds. In 2005, it reached a fleet of 8 aircraft, up from 6 at the end of 2004 and this made it possible to serve about 1.8 million passengers, a sharp rise of 50% from 2004. In 2005, Thai AirAsia flew to 7 domestic destinations and 8 international destinations including Singapore, Penang, Macau, Kota Kinabalu, Kuala Lumpur, Xiamen, Hanoi, and Phnom Penh. In 2006, the airline intends to add more planes to bring the fleet to 12 in order to increase the number of destinations in Southeast Asia and Southern China where there seems to be ample room to grow.



"We aim to be part of customers' dream fulfillers"

Capital OK Co., Ltd.

Consumer finance business in Thailand continued to exhibit strong growth in 2005 and this growth was duplicated in Capital OK Co., Ltd. (Capital OK) This company offers a variety of products, including personal loans, sales finance, and credit cards. Over the year it added another service, a "cash card" under Master Card and Visa. In 2005, Capital OK increased its paid-up capital from the Baht 1 billion when it was established in 2003 to Baht 2.2 billion to make it possible to expand its customer base and lending portfolio. At the end of 2005, Capital OK's client base totaled approximately 815,000 accounts increased from around 100,000 accounts the end of 2004, with the loan portfolio growing from Baht 1.8 billion at the end of 2004 to approximately Baht 11.2 billion at the end of 2005.



MESSAGE FROM CHAIRMAN OF THE BOARD

Dear Shareholders:

First of all, I would like to take this opportunity to congratulate both new shareholders and Shin Corporation in this momentous amalgamation. It is also an honor to have been chosen and entrusted with a major responsibility as Shin Corp's new Chairman of the Board. I earnestly look forward to working with the most talented management team and being a part of the leading corporation in the country. In my new capacity, I pledge to perform my duty to the fullest and to ensure a continuing success of Shin Corporation. My goal for this company is to make certain that Shin Corp continues to deliver respectable returns and generate further wealth to our shareholders. Further more, Shin Corp remains a social benevolent company. We will always extend our support and assistance to the society.

We are pleased to announce 2005 performance as follows:

Shin Corporation and its subsidiaries were able to report total revenue of Baht 22.2 billion, an increase of Baht 2.3 billion, or 12 percent from 2004. Net profit totaled Baht 8.6 billion, slightly decrease from 2004 by Baht 127 million, or equivalent to 1.5 percent. Total assets grew by 18 percent from Baht 66.4 billion in 2004 to Baht 78.4 billion in 2005. Total liabilities increased by 22 percent from Baht 24.5 billion in 2004 to Baht 29.8 billion in 2005.



Champion of Change

Shin Corp has always been in the forefront of change in order to maintain leadership position in the ever changing business environment. Over the years, Shin Group has been devoting much effort in the area of organization restructuring and employee training and development. The most recent and impressive employee development program is called Triple I short for individual talent, idea generation, and infinite change. This program was introduced in early 2005, and intended to cultivate a more dynamic organization to withstand all kind of transformation in any competitive environment.

2006 and Beyond

We remain optimistic about Thailand and its economy. Inevitably, Thailand will become the next Asian dragon. As such, we anticipate a major transformation from being a small community of middle class to a full blown middle class society. Individual lifestyle will have changed and so will his or her consumption behavior and preferences. Thus, the window of new opportunity will all open up.

We position Shin Corp as a diversified holding company. The Group future focuses continue to be in the area of service industry. Shin Corp is a suitable enterprise for new investment opportunities not only in Thailand but also the region.

Pong Sarasin
Chairman of the Board

DIRECTORS AND MANAGEMENT TEAM



Mr. Pong Sarasin
Dr. Olarn Chaipravat



Assoc. Prof. Dr. Virach Aphimeteetamrong
Mr. Vithit Leenutapong
Mr. S Iswaran
Mr. Vichit Suraphongchai



Mr. Boonklee Plangsiri



Mr. Niwattumrong Boonsongpaisan



Mrs. Siripen Sitasuwan



Mr. Somprasong Boonyachai



Dr. Dumrong Kasemset



Mr. Arak Chonlatanon



Mr. Anek Pana-apichon



Mr. Wichai Kittiwittayakul

SOCIAL CONTRIBUTION

Good Corporate Citizen : A Good Corporate Example of Excellence for Thai People and Thai Society

"Our success is not only based on the principle of business, but also on the challenges of our commitments to social contribution, in strengthening and developing human resources within our society."

Mr. Boonklee Plangsiri
Chairman of the Group Executive Committee



"Strong Thais, Strong Nation" is the concept to which Shin Corporation has conformed in organizing a series of social activities throughout the past 22 years. Besides operating a business that aims to maximize customer satisfaction, the company contributes to making Thai society healthy. The crucial factors in strengthening our country and its people are youth, education, family and society. We believe that if the nation's citizens are well educated and live in a warm family, "come from a warm family background" the young people will be able to develop their thinking and abilities, which will act as a powerful tool to steer social mobility. In the meantime, when people in society encounter a crisis, Shin Corporation extends help and inspires everyone to move forward together.

Camp Sanook Kid with Shin Corp :
A program that encourages young people to think out of the box.

"A program that encourages lateral thinking in young people, involving over 2,500 teenagers countrywide for the past five years."

For five days and four nights, young people between 15 and 17 years of age are granted the opportunity to widen their learning curve and develop skills in systematic thinking. They are also encouraged to express their abilities and creative imagination as well as learning how to live with others in society by understanding and accepting diversities, sharing their experiences and helping each other in order to be good citizens equipped with knowledge, bright ideas and the creative capability to develop the country and drive it forwards.















Camp Sanook Kid with Shin Corp :
An outpouring of kindness to the victims of the tsunami.

In addition to learning opportunities and activities, the young people in the camp showed their kindness to the victims of last year's tsunami by travelling in a caravan to meet children in the areas that were affected and donate necessities, educational equipment and toys. They also organized some recreational activities to cheer people up and bring back their smiles.

SOCIAL CONTRIBUTION

KON KENG THAI KRANG


แกร่ง



Bamboo Saxsophone



The event saluting Thai people's potential and abilities



Talent Award



Popular vote Award



"Kon Keng, Thai Krang" :
Great people, Great Thais, the Event saluting
Thai people's potential and abilities

The stage was open for Thai people to illustrate their inventive and individual abilities in order to inspire and ignite creative ideas while sharing their experience, knowledge and thoughts with the audience. We believe that everyone is blessed with potential and abilities. With sufficient support, they can improve themselves for future benefit. Today we witnessed the abilities of over 1,000 people. Tomorrow, more than 60 million people will become skillful if we all participate in extending those creative ideas beyond the edge of the stage.

Public Donation Activities:
To encourage the practice of Thai traditions
and culture conservation

Shin Corporation, in cooperation with the Phaholyothin community, organized a special event to pay homage to His Majesty the King and Her Majesty the Queen. In celebrating the auspicious occasion of their birthdays, people made merit, gave blood to the Red Cross and donated the proceeds of the event to Wat Prabat Nampu to help relieve the suffering of HIV patients.

The activities mentioned above are part of a wide array of continuous social contributions made by Shin Corporation. We are convinced that if every Thai cooperates, helps each other, and grants opportunities to each other, we can develop the potential of people to create a driving force that will impel the country forward and achieve sustainable growth equivalent to developed countries.

Strong Thais, Strong Nation

INVESTMENT STRUCTURE OF SHIN GROUP

SHIN CORPORATION PLC [1), 2)]

- Advanced Info Service PLC [2)] 42.80%
 - Mobile from Advance Co., Ltd. 99.99%
 - Advanced Datanetwork Communications Co., Ltd. 51.00%
 - Data Network Solutions Co., Ltd. [illegible]
 - Digital Phone Co., Ltd. 98.55%
 - Advanced Contact Center Co., Ltd. 99.99%
 - Data Line Thai Co., Ltd. [illegible]
 - Advanced MPay Co., Ltd. 99.99%
 - Advanced Magic Card Co., Ltd. 99.99%
 - AIS Wireless Communication Network Co., Ltd. [illegible]
 - AIS Wire Network Co., Ltd. [illegible]
 - AIS International Network Co., Ltd. [illegible]
- Shin Satellite PLC [2)] 41.34%
 - Shin Broadband Internet (Thailand) Co., Ltd. 99.99%
 - CS Loxinfo PLC [2)] 40.02%
 - Loxley Information Services Co., Ltd. 94.19%
 - Teleinfo Media PLC 99.99%
 - Shenington Investments Pte Co., Ltd. [1)] 100%
 - Cambodia Shinawatra Co., Ltd. 100%
 - Lao Telecommunications Co., Ltd. 49.00%
 - IPSTAR Co., Ltd. 98.89%
 - IPSTAR Australia Pty Ltd. 100%
 - IPSTAR New Zealand Co., Ltd. 100%
 - IPSTAR DO BRASIL [3)] 100%
 - Star Nucleus Co., Ltd. [illegible]
 - Spacecode LLC [illegible]
 - IPSTAR International Pte Ltd. 100%
 - IPSTAR Global Services Ltd. [3)] 100%

(As of March 2, 2006)


ITV PLC 2)
52.93%
Artware Media Co., Ltd.
Media Connex Co., Ltd.
SC Matchbox Co., Ltd.
99.96%
Asia Aviation Co., Ltd.
49.00%
Thai AirAsia Co., Ltd.
Thai Crunch Time Co., Ltd.
51.00%
Capital OK Co., Ltd.
60.00%
Payment Solution Co., Ltd.
Professional Collection Co., Ltd.
I.T. Applications and Services Co., Ltd.
99.99%
Shinawatra Information Technology Co., Ltd.
AD Venture Co., Ltd.
90.91%
Shineedotcom Co., Ltd.
70.00%
Arc Cyber Co., Ltd.

1) Holding Company
2) Listed Company on the Stock Exchange of Thailand
3) On process of set up and register the Company

AUDIT COMMITTEE REPORT FOR 2005

To the Shareholders of Shin Corporation Public Company Limited

The Audit Committee of Shin Corporation PLC ("the Company") consists of three independent directors who have extensive knowledge and experience in the fields of finance, investment, accounting and auditing. The Audit Committee is chaired by Dr. Olarn Chaipravat. Dr.Virach Aphimeteetamrong and Mr.Vithit Leenutapong are the other members. The Audit Committee is authorized by the Board of Directors to perform its duties, and is accountable to the Board as set forth in the Audit Committee Charter.

During 2005, the Audit Committee independently performed its duties according to the Audit Committee Charter. A total of eight meetings were held with the management, the Company's external auditors, and the Head of Internal Audit. The Audit Committee's significant activities can be summarized as follows:

1. The Audit Committee conducted a review with the management and the Company's external auditors on the Company's quarterly, yearly and consolidated financial statements for the year 2005. The management has the primary responsibility for the preparation of financial statements and the reporting process. The external auditors are responsible for expressing an opinion on the Company's audited financial statements. Based on this review, the Audit Committee believes that the Company's financial reports have been presented fairly in all material respects, and have provided adequate disclosure that conforms with generally accepted accounting principles.

The Audit Committee considered and reviewed connected transactions of the Company and its subsidiaries as required by the Stock Exchange of Thailand. Based on this review, the Audit Committee informed the Board of Directors that all these transactions had been executed pursuant to normal business practice and in the best interests of the Company, and the disclosure of connected transactions, and related party transactions among the Company and its group was adequate and correct.

2. The Audit Committee proposed auditor from Pricewaterhouse Coopers ABAS Limited as the Company's external auditors and fixed the audit fee for the year 2006 for approval at the Board of Directors' Meeting and Shareholders' Meeting. The aforementioned auditors are independent and have not provided any non-audit consulting services for the Company that may have impaired his or her independence to express his or her opinions on the Company's financial statements. In addition, the Audit Committee has applied the audit rotation as required by the Securities and Exchange Commission ("SEC").

The Audit Committee conducted a meeting with the external auditors without the presence of the management to consider the risk-based external audit plan and financial controls that the external auditors had recommended.

3. The Audit Committee reviewed and evaluated the Company's internal control system, which consists of management control, financial control and compliance control, based on guidelines from SEC. In addition, the Audit Committee reviewed the risk management policy, and the progress and status of the risk management plan as proposed by the Company's Risk Management Committee. Based on this review, the Audit Committee concluded that

the Company' systems of internal control and risk management are adequate and functioning effectively.

The Audit Committee conducted meetings with the Head of Internal Audit in separate sessions to review independence, the scope of work and risk-based annual audit plans. In addition, the Audit Committee also reviewed the quarterly internal audit results and the progress of the audit plan. Based on this review, the Company's system of internal auditing is adequate and effective.

4. The Audit Committee conducted a review to ensure that the Company is in compliance with the related laws and regulations by assigning the Internal Audit Department to carry out the compliance audit, and the Compliance and Legal Departments to summarize the compliance status report and update the Audit Committee on any major changes in the related regulations. Based on this review, the Audit Committee believes that the Company has performed in accordance with related laws and regulations without material flaw.

5. The Audit Committee has regularly invited the management to exchange their views and opinions, share their expertise and update the regulations that are relevant to the company's business operations. This will enable the Audit Committee to perform its duties effectively, and keep abreast of current affairs and any changes that may occur.

6. The Audit Committee has conducted a self-assessment to review and evaluate its performance by benchmarking with the Audit Committee Charter and Good Practices. The performance results have been effective and have followed the terms of reference in the committee's charter.

Dr.Olarn Chaipravat
Chairman of the Audit Committee
Shin Corporation Public Company Limited
February 17, 2006

THE YEAR'S MILESTONES

The year 2005 brought the first full year of operations for the company's new businesses - the budget airline and consumer finance - and both enjoyed outstanding growth in terms of business and customer base.

Budget Airline

In 2005 Thai AirAsia expanded its fleet to 8 aircraft to better serve its growing customer base and the expansion allowed the airline to increase the number of flights to existing destinations as well as add more destinations both at home and abroad. At the end of 2005, Thai AirAsia was flying to 7 domestic and 8 international destinations and had delivered over 1.8 million passengers to their destinations.

Consumer Finance

Capital OK, saw a dramatic increase in its customer base from 100,000 accounts at the end of 2004 to 815,000 accounts at the end of 2005, and thus increased registered capital by Baht 1.2 billion to Baht 2.2 billion in order to support continued business expansion. By the end of 2005 its portfolio size had expanded to Baht 11.2 billion.

In addition to its existing activities, Capital OK entered a new arena, that of electronic cash card, operating this under a new company, "Payment Solution Company Limited", which was set up with registered capital of Baht 200 million in January 2005. Consumers are able to use the electronic cash card to buy goods and make payments for services domestically.

Wireless Communications

AIS continues to enjoy unremitting growth in its subscriber base. At the end of 2005, the number of subscribers totaled 16.4 million, increased by 1.2 million from 2004. Its steady growth is attributed to the introduction of new voice and non-voice value-added services under AIS mobileLIFE, which were carefully designed to respond to customer needs, and match their lifestyles. The new value-added services were designed to be user-friendly and in response to customers' needs under varions lifestyles.

Additionally, in 2005, AIS has created a new legend of shopping through mobile phone. The company entered a joint venture with NTT DoCoMo Incorporation (NTT DoCoMo), the largest telecommunication company in Japan, to establish "Advanced MPay Company Limited" with registered capital of Baht 300 million. AIS and NTT DoCoMo hold 70% and 30% of total registered capital respectively. We believed that this would help bring together expertise from 2 leading wireless communication companies to answer customers' needs as well as offer more alternative payments in all occasions.

During the year, AIS, with the cooperation of Advanced Data Network Communication Company Limited (ADC) and TOT Public Company Limited (TOT), launched a new service called "Buddy Broadband". This new service utilizes new broadband technology that allows for high-speed data transmission via TOT's nationwide network and leverages off of AIS' vast experience and payment and distribution channels. Buddy Broadband is a 3-in-1 service called "Triple Play", which offers consumers the combination of high-speed Internet, television and fixed-line telephone service, all of which can be used simultaneously. It is also Thailand's first interactive television.

Satellite and International Businesses

In 2005, SATTEL increased capital through a public offering in the amount of 208 million shares at the price of Baht 15.30 per share. The total capital raised was Baht 3,182 million and was used to support the expansion of IPSTAR and strengthen the company's capital structure.

In August 2005, Thaicom 4 or IPSTAR satellite was successfully launched into orbit. The satellite passed the in-orbit testing in October and was pronounced ready for full commercial services. In Thailand, TOT serves as the only official National Service Operator (NSO).

SATTEL plans to build Thaicom 5 satellite to accommodate further business expansion at a cost of approximately USD 100 million. Thaicom 5 is designed as a large-scale satellite with 38 transponders: 14 Ku-band and 24 C-band. Thaicom 5 satellite has a minimum working life of 12 years and is expected to be launched launch in the second quarter of 2006.

Internet

In June 2005, CS Loxinfo Public Company Limited (CSL), an Internet service provider branded as "CS Loxinfo", purchased the remaining shares of Teleinfo Media Company Limited (TMC) from TOT totaling 25.51 million shares, or 36.75% of TMC's paid up capital, totaling Baht 637.73 million, The payment condition is Baht 20 per share, totaling Baht 510.19 million for the first installment, and Baht 5 for share, totaling Baht 127.55 million if TMC achieves an aggregated total revenue from the fiscal year 2006 to 2007 of Baht 2 billion or more. After the purchase of remaining share of TMC, TMC became a wholly-owned subsidiary of CSL. This allowed CSL to achieve management efficiency, enhance revenue, reduce the group's risk through diversification of sources of revenue and promote expansion into e-commerce through TMC's existing SME customers.

Media and Advertising

ITV has a strong interest in the mobile marketing businesses, seeing the mobile phone market as a potential tool for marketing activities due to the ease of access to customers. It also sees the future as ushering in technology convergence of computers, televisions and mobile phones. In December 2005, ITV partnered with CA Mobile Limited and Mitsui & Co. Limited, which are both successful companies in Japan, to set up Media Connex Company Limited, with registered capital of Baht 50 million. ITV holds 60%, CA Mobile Limited holds 25%, and Mitsui & Co. Limited holds 15%. The company is expected to start operations in the second quarter of 2006.

DETAILS OF DIRECTORS AND MANAGEMENT TEAM

Mr. Pong Sarasin

Age		78
Title		Chairman of the Board of Directors
Shareholding*		None
Relationship with Management		None
Highest Education		Ph.D. (Hon.) in Business Administration, Chulalongkorn University
Governance Training of IOD		None
Experience	2006 - Present	Chairman of the Board of Directors, Shin Corporation PLC
	2000 - Present	Chairman of the Board of Directors, Thai Pure Drinks Ltd.
	2000 - Present	Chairman of the Board of Directors, Honda Automobile (Thailand) Co.,Ltd.
	1996 - Present	Chairman of the Board of Directors, Shangri-La Hotel PLC
	2002 - 2004	Chairman of the Board of Directors, DBS Thai Danu Bank PLC
	1988 - 1990	Chairman of the Export Promotion Committee
		Chairman of the International Economics Relations Policy Committee
	1959 - 1986	Managing Director, Thai Pure Drinks Ltd.
Illegal Record in past 10 years		None

Dr. Olarn Chaipravat

Age		61
Title		Vice Chairman of the Board of Directors and Chairman of the Audit Committee
Shareholding*		None
Relationship with Management		None
Highest Education		Ph.D. in Economics, Massachusetts Institute of Technology (MIT), USA
Governance Training of IOD		DAP: Directors Accreditation Program Class 4/2003
Experience	Present	Honorable Advisor, Fiscal Policy Reserch Institute
		Vice Chairman of the Board of Directors and Chairman of the Audit Committee, Shin Corporation PLC
		Council Member, Shinawatra University
	1998 - 2001	Director, Siam Commercial Bank PLC
	1992 - 1998	President, Siam Commercial Bank PLC
	1990 - 1992	Director and Senior Executive Vice President, Siam Commercial Bank PLC
	1984 - 1990	Senior Executive Vice President, Siam Commercial Bank PLC
Illegal Record in past 10 years		None

Assoc. Prof. Dr. Virach Aphimeteetamrong

Age		62
Title		Director and Member of the Audit Committee
Shareholding*		None
Relationship with Management		None
Highest Education		Ph.D. in Finance, University of Illinois, USA
Governance Training of IOD		DAP: Directors Accreditation Program Class 2/2003
Experience	2001 - Present	Director and Member of the Audit Committee, Shin Corporation PLC
		Chairman, Dr. Virach and Associates Public Accounting Firm
	1999 - 2003	Dean Faculty of Commerce and Accountancy, Chulalongkorn University
Illegal Record in past 10 years		None

Mr. Vithit Leenutapong

Age		50
Title		Director and Member of the Audit Committee
Shareholding*		None
Relationship with Management		None
Highest Education		Master Degree in Business Administration, University of Southern California, USA
Governance Training of IOD		ACP: Audit Committee Program Class 5/2005
		DCP: Directors Certification Program Class 16/2002
Experience	2005 - Present	Vice Chairman, Yontrakit Group
		President, Thai Yarnyon Company Limited
	2001 - Present	Director and Member of the Audit Committee, Shin Corporation PLC
	2002 - 2004	Management Board, Airports of Thailand PLC
	2001 - 2001	Management Board, Thai Airways International PLC
	1996 - 1997	Board of Director, Expressway and Rapid Transit Authority of Thailand
	1995 - 2000	Director and Member of the Audit Committee, Advanced Info Serviced PLC
Illegal Record in past 10 years		None

DETAILS OF DIRECTORS AND MANAGEMENT TEAM

Mr. S Iswaran

Age		43
Title		Director
Shareholding*		None
Relationship with Management		None
Highest Education		Master Degree in Public Administration, Harvard University, USA
Governance Training of IOD		None
Experience	2006 - Present	Director, Shin Corporation PLC
	1998 - Present	Managing Director, Temasek Holdings (Pte) Ltd.
	1998 - 2000	Senior Vice President, Direct Investments, Temasek Holdings (Pte) Ltd.
	1996 - 1998	Director, Singapore Technologies (Pte) Ltd. (Strategic Development)
	1995 - 1996	Ministry of Trade and Industry, Director (International Trade)
	1991 - 1994	Chief Executive Officer, Singapore Indian Development Association (SINDA)
	1991 - 1991	Deputy Director (Special Projects), National Trade Union Congress
	1989 - 1990	Ministry of Education, Deputy Director (School Planning and Development)
	1987 - 1988	Ministry of Home Affairs, Deputy Director (Police, Security and Rehabilitation)
Illegal Record in past 10 years		None

Dr. Vichit Suraphongchai

Age		60
Title		Director
Shareholding*		None
Relationship with Management		None
Highest Education		Ph.D., Graduate School of Management, University of California, USA
Governance Training of IOD		RCP: The Role of Chairman Program Class 1/2000
Experience	2006 - Present	Director, Shin Corporation PLC
	Present	Director and Chairman of the Executive Committee, Siam Commercial Bank PLC
		Advisor, Bureau of the Crown Property
		Director, Nok Airlines Co., Ltd.
	Past	President, Bangkok Bank PLC
		Chairman, Radanasin Bank PLC
Illegal Record in past 10 years		None

Mr. Boonklee Plangsiri

Age		54
Title		Director and Chairman of the Group Executive Committee
Shareholding*		0.045%
Relationship with Management		None
Highest Education		M.A. in Computer Engineering, University of Illinois (Urbana Champaign), USA
Governance Training of IOD		DAP: Directors Accreditation Program Class 40/2005
Experience	2004 - Present	Chairman of the Board of Directors, CS LoxInfo PLC
	2001 - Present	Chairman of the Board of Directors, ITV PLC
	1999 - Present	Chairman of the Group Executive Committee, Shin Corporation PLC
	1997 - Present	Director of Shin Corporation PLC, Advanced Info Service PLC and Shin Satellite PLC
	2001 - 2002	Chairman of the Executive Committee, ITV PLC
	1997 - 2000	Member of the Executive Committee of Shin Corporation PLC, Advanced Info Service PLC, and Shin Satellite PLC
	1995 - 1996	Vice Chairman of the Executive Committee (Operation), Shinawatra Group
	1993 - 1994	President of Shinawatra Group
Illegal Record in past 10 years		None

Mr. Niwattumrong Boonsongpaisan

Age		57
Title		Director, Group Vice Chairman of the Group Executive Committee and Chairman of the Executive Committee-Media and Advertising Business
Shareholding*		0.00004%
Relationship with Management		None
Highest Education		Master Degree (Course work) in Computer Sciences, Chulalongkorn University
Governance Training of IOD		DCP: Directors Certification Program Class 38/2003
Experience	2002 - Present	Director and Chairman of the Executive Committee, ITV PLC
	2001 - Present	Director and Executive Committee, Shin Corporation PLC
	2000 - Present	Group Vice Chairman of the Group Executive Committee, Shin Corporation PLC
	1995 - Present	Chairman of the Executive Committee - Media and Advertising Business, Shin Corporation PLC
	2001 - 2002	Director and Vice Chairman of the Executive Committee, ITV PLC
	1993 - 1995	President, Shinawatra Computer and Communications PLC
Illegal Record in past 10 years		None

DETAILS OF DIRECTORS AND MANAGEMENT TEAM

Mrs. Siripen Sitasuwan

Age		57
Title		Director, Master of the Executive Committee and President
Shareholding*		0.036%
Relationship with Management		None
Highest Education		Master Degree in Business Administration, Wichita State University, Wichita, Kansas, USA
Governance Training of IOD		DCP: Directors Certification Program Class 33/2003
Experience	2004 - Present	Director and Member of the Executive Committee, CS LoxInfo PLC
	2001 - Present	Director and Member of the Executive Committee, ITV PLC
	2000 - Present	President and Group Chief Finance Officer, Shin Corporation PLC
	1998 - Present	Director and Member of the Executive Committee, Shin Corporation PLC, Advanced Info Service PLC, and Shin Satellite PLC
	1998 - 2000	Chief Finance Officer, Shin Corporation PLC
	1994 - 1998	Executive Vice President - Finance, Shinawatra Group
	1991 - 1993	Vice President - Finance, Shinawatra Group
Illegal Record in past 10 years		None

f December 31, 2005

Mr. Somprasong Boonyachai

Age		50
Title		Group Vice Chairman of the Group Executive Committee and Chairman of the Executive Committee Wireless Communications Business
Shareholding*		0.000001%
Relationship with Management		None
Highest Education		Master Degree in Engineering, Asian Institute of Technology (AIT)
Governance Training of IOD		DCP: Directors Certification Program Class 65/2005,
		DAP: Directors Accreditation Program Class 30/2004
Experience	2004 - Present	Member of the Executive Committee, CS LoxInfo PLC
		Director and Member of the Executive Committee, ITV PLC
	2000 - Present	Member of the Executive Committee, Shin Satellite PLC
		Group Vice Chairman of the Group Executive Committee, Shin Corporation PLC
	1999 - Present	Director and Chairman of the Executive Committee - Wireless Communications Business, Advanced Info Service PLC
	1997 - 1998	Vice Chairman of the Executive Committee - Wireless Communications
	1995 - 1996	Senior President, Advanced Info Service PLC
	1994 - 1995	President, Advanced Info Service PLC
	1993 - 1994	President, Shin Satellite PLC
	1993 - 1993	President, Advanced Info Service PLC
	1992 - 1993	Executive Vice President (Operation 4), Shinawatra Group
Illegal Record in past 10 years		None

* Includes holdings by spouse and minor children as of December 31, 2005

DETAILS OF DIRECTORS AND MANAGEMENT TEAM

Dr. Dumrong Kasemset

Age		51
Title		Group Vice Chairman of the Group Executive Committee and Chairman of the Executive Committee - Satellite and International Business
Shareholding*		None
Relationship with Management		None
Highest Education		Ph.D. in Electrical Engineering, Massachusetts Institute of Technology, USA
Governance Training of IOD		DCP: Directors Certification Program Class 2/2003
Experience	2004 - Present	Director and Chairman of the Executive Committee, CS LoxInfo PLC
		Member of the Executive Committee, ITV PLC
	2000 - Present	Member of the Executive Committee, Advanced Info Service PLC
		Group Vice Chairman of the Group Executive Committee, Shin Corporation PLC
	1999 - Present	Director and Member of the Executive Committee, Shin Satellite PLC
	1997 - Present	Chairman of the Executive Committee - Satellite and International Business
	1995 - 1997	Vice Chairman of the Executive Committee, Policy, Shinawatra Group
	1994 - 2000	President, Shinawatra Satellite PLC
	1993 - 1994	Executive Vice President, IBC Cable TV
	1991 - 1992	Group General Manager - IBC Cable TV
		Senior Manager - Business Development, Shinawatra Group
	1989 - 1991	Program Manager Integrated Optoelectronics, GE Aerospace, New York, USA
	1986 - 1989	Manager Ga As IC Materials, Microwave Semiconductor Co.,Ltd., Siemens Group, New Jersey, USA
Illegal Record in past 10 years		None

Mr. Arak Chonlatanon

Age		55
Title		Member of the Executive Committee and Chairman of the Executive Committee-E Business and Others
Shareholding*		0.005%
Relationship with Management		None
Highest Education		Bachelor Degree in Electronic Engineering, Chulalongkorn University
Governance Training of IOD		-
Experience	2000 - Present	Chairman of the Executive Committee - E-Business and Others, Shin Corporation PLC
	1998 - Present	Member of the Executive Committee, Shin Corporation PLC
	2001 - 2006	Director, Shin Corporation PLC
	2000 - 2002	Member of the Executive Committee, Advanced Info Service PLC
	1993 - 1998	President, Shinawatra International PLC
	1991 - 1992	President, Advanced Info Service PLC
Illegal Record in past 10 years		None

children as of December 31, 2005

Mr. Anek Pana-apichon

Age		40
Title		Vice President - Finance & Accounting
Shareholding*		0.007%
Relationship with Management		None
Highest Education		Master Degree in Business Administration, Chulalongkorn University
Governance Training of IOD		-
Experience	2004 - Present	Vice President - Finance & Accounting, Shin Corporation PLC
	2003 - 2004	Comptroller, Shin Corporation PLC
	2000 - 2002	Assistant Vice President - Accounting, Shin Corporation PLC
	1992 - 1999	Finance & Accounting Director, Shinawatra Directories Co., Ltd.
Illegal Record in past 10 years		None

Mr. Wichai Kittiwittayakul

Age		44
Title		Secretary to the Board of Directors and Vice President - Internal Audit & Risk Management
Shareholding*		0.000002%
Relationship with Management		None
Highest Education		Master Degree in Accounting, Thammasat University
Governance Training of IOD		Company Secretary Program - 2005 Board & CEO Assessment Program - 2003 Effective Audit Committee Program - 2002 Board Practices Program - 2002 Board Composition and Relations Program - 2002 Board Policy Program - 2002
Experience	2003 - Present	Secretary to the Board of Directors , Shin Corporation PLC
	2004 - Present	Vice President - Internal Audit & Risk Management, Shin Corporation PLC
	2002-2004	Assistance Vice President - Internal Audit and Risk Management, Shin Corporation PLC
	2000-2002	Assistance Vice President - Internal Audit , Shin Corporation PLC
	2002	Head of Compliance, Shin Corporation PLC
	2001	Assistance Vice President - Internal Audit , Shin Satellite PLC
Illegal Record in past 10 years		None

* Includes holdings by spouse and minor children as of December 31, 2005

GENERAL INFORMATION OF THE COMPANY, SUBSIDIARIES AND ASSOCIATED COMPANIES

General Information of the Company

Shin Corporation PLC

Symbol:	SHIN
Nature of Business:	Telecom, Satellite, Media, E-Business, Budget airline, and Consumer finance business
Website:	www.shincorp.com
Registration No:	0107535000257
Head Office:	414 Phaholyothin Road, Samsennai, Phayathai, Bangkok
	Tel: (662) 299-5000
	Fax: (662) 271-1058
Registered Capital:	5,000,000,000 Shares
Paid Up Capital:	3,023,281,207 Shares
Par Value:	1 Baht
Paid Up Capital:	3,023,281,207 Baht (As at March 2, 2006)

General Information of the Subsidiaries and Associated Companies

Advanced Info Service PLC

Symbol:	ADVANC
Nature of Business:	Mobile phone service provider on 900 MHz frequency
Website:	www.ais.co.th
Registration No:	0107535000265
Head Office:	414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel: (662) 299-5000 Fax: (662) 299-5719
Branch Office:	1291/1 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel: (662) 299-6000 Fax: (662) 299-6005
Registered Capital:	5,000,000,000 Shares
Paid Up Capital:	2,952,674,742 Shares
Par Value:	1 Baht
Paid Up Capital:	2,952,674,742 Baht
Percent of Investment :	42.80% (As at March 2, 2006)

Shin Satellite PLC

Symbol:	SATTEL
Nature of Business:	Service provider of telecommunications via satellite
Website:	www.thaicom.net
Registration No:	0107536000897
Head Office:	414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel: (662) 299-5000 Fax: (662) 299-5252
Branch Office:	41/103 Rattanathibet Road, Muang, Nonthaburi Tel: (662) 591-0736 Fax: (662) 591-0705
Registered Capital:	1,121,256,500 Shares
Paid Up Capital:	1,090,757,817 Shares
Par Value:	5 Baht
Paid Up Capital:	5,453,789,085 Baht
Percent of Investment :	41.34% (As at March 2, 2006)

GENERAL INFORMATION OF THE COMPANY, SUBSIDIARIES AND ASSOCIATED COMPANIES

General Information of the Subsidiaries and Associated Companies

ITV PLC

Symbol:	ITV
Nature of Business:	Operator of ITV television station
Website:	www.itv.co.th
Registration No:	0107541000042
Head Office:	1010 13th Floor, Shinawatra Tower 3, Viphavadi Rangsit Road, Chatuchak, Chatuchak, Bangkok Tel: (662) 791-1000 Fax: (662) 791-1010
Registered Capital:	1,560,000,000 Shares
Paid Up Capital:	1,206,461,300 Shares
Par Value:	5 Baht
Paid Up Capital:	6,032,306,500 Baht
Percent of Investment :	52.93% (As at March 2, 2006)

Asia Aviation Co., Ltd.

Symbol:	AA
Nature of Business:	Holding company
Head Office:	408/60 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel: (662) 687-4145 Fax: (662) 687-4145
Registered Capital*:	500,000 Shares
Paid Up Capital:	500,000 Shares
Par Value:	10 Baht
Paid Up Capital:	5,000,000 Baht
Percent of Investment:	49.00% (As at March 2, 2006)

* In the process of incresse registered capital to 41,000,000 shares.

General Information of the Subsidiaries and Associated Companies

Capital OK Co., Ltd.

Symbol:	OK
Nature of Business:	To carry on consumer finance business
Website:	www.capitalok.co.th
Head Office:	1010 Shinawatra Tower 3, Viphavadi Rangsit Road, Chatuchak, Chatuchak, Bangkok
	Tel: (662) 793-3999
	Fax: (662) 793-3970
Registered Capital:	22,000,000 Shares
Paid Up Capital:	22,000,000 Shares
Par Value:	100 Baht
Paid Up Capital:	2,200,000,000 Baht
Percent of Investment:	60.00% (As at March 2, 2006)

SC Matchbox Co., Ltd.

Symbol:	SMB
Nature of Business:	Full service advertising agency
Website:	www.scmatchbox.com
Head Office:	414 Phaholyothin Road, Samsennai, Phayathai, Bangkok
	Tel: (662) 299-5000
	Fax: (662) 299-5624
Registered Capital:	900,000 Shares
Paid Up Capital:	900,000 Shares
Par Value:	10 Baht
Paid Up Capital:	9,000,000 Baht
Percent of Investment:	99.96% (As at March 2, 2006)

GENERAL INFORMATION OF THE COMPANY, SUBSIDIARIES AND ASSOCIATED COMPANIES

General Information of the Subsidiaries and Associated Companies

I.T. Applications and Services Co., Ltd.

Symbol:	ITAS
Nature of Business:	Provide of computer software and applications
Website:	www.itas.co.th
Head Office:	388 3rd Floor, SP Tower, Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel: (662) 273-0760 Fax: (662) 273-0191
Registered Capital:	1,000,000 Shares
Paid Up Capital:	1,000,000 Shares
Par Value:	10 Baht
Paid Up Capital:	10,000,000 Baht
Percent of Investment:	99.99% (As at March 2, 2006)

AD Venture Co., Ltd.

Symbol:	ADV
Nature of Business:	To carry on Internet business
Head Office:	408/65 16th Floor, Phaholyothin Place, Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel: (662) 619-1123 Fax: (662) 619-0311
Registered Capital:	55,000,000 Shares
Paid Up Capital:	55,000,000 Shares
Par Value:	10 Baht
Paid Up Capital:	550,000,000 Baht
Percent of Investment:	90.91% (As at March 2, 2006)

General Information of the Associated Company of Wireless Business

Mobile From Advance Co., Ltd. (MFA)

414 Phaholyothin Road, Samsennai, Phayathai, Bangkok	Business	Importer and distributor of cellular phones and accessories (non-operated)
Tel : (626) 502-5899	Registered Capital	24 Million Shares
Fax : (662) 502-5800	Par Value	10 Baht
	Paid-up Capital	240 Million Baht
	% of Investment of ADVANC	99.99 %

Advanced Datanetwork Communications Co., Ltd. (ADC)

500, 17th Floor, Amarin Plaza Tower, Ploenchit Road, Lumpini, Pathumwan, Bangkok	Business	Service provider of voice/data communications via telephone line network in Bangkok and metropolitan area
Tel : (662) 256-9461-80	Registered Capital	95.75 Million Shares
Fax : (662) 256-9922	Par Value	10 Baht
Home Page : www.adc.co.th	Paid-up Capital	957.52 Million Baht
	% of Investment of ADVANC	51.00 %

Data Network Solutions Co., Ltd. (DNS)

500, 9th Floor, Amarin Plaza Tower, Ploenchit Road, Lumpini, Pathumwan,	Business	Service provider of voice/data communications via telephone line network in upcountry
Bangkok	Registered Capital	0.10 Million Shares
Tel : (662) 256-9461-80	Par Value	10 Baht
Fax : (662) 256-9922	Paid-up Capital	1 Million Baht
	% of Investment of ADVANC	49.00 %

GENERAL INFORMATION OF THE COMPANY, SUBSIDIARIES AND ASSOCIATED COMPANIES

General Information of the Associated Company of Wireless Business

Digital Phone Co., Ltd. (DPC)

1010 Shinawatra Tower 3, 22nd - 26th Floor, Viphavadi Rangsit Road, Chatuchak, Chatuchak, Bangkok	Business	Mobile phone network operator of Digital GSM 1800 and importer and distributor of cellular phones including accessories, and telecommunication equipments
Tel : (662) 502-5100	Registered Capital	1,462.19 Million Shares
Fax : (662) 299-5455	Par Value	10 Baht
Home Page : www.dpc1800.com	Paid-up Capital	14,621.86 Million Baht
	% of Investment of ADVANC	98.55%

Advanced Contact Center Co., Ltd. (ACC)

414 Phaholyothin Road,	Business	Call center service
Samsennai, Phayathai, Bangkok	Registered Capital	27.2 Million Shares
Tel : (662) 299-6000	Par Value	10 Baht
Fax : (662) 299-5959	Paid-up Capital	272 Million Baht
	% of Investment of ADVANC	99.99%

Data Line Thai Co., Ltd. (DLT)

414 Phaholyothin Road,	Business	Internet service
Samsennai, Phayathai, Bangkok	Registered Capital	1.5 Million Shares
Tel : (662) 299-5000	Par Value	10 Baht
Fax : (662) 615-3330	Paid-up Capital	15 Million Baht
	% of Investment of ADVANC	65.00%

Advanced MPay Co., Ltd. (AMP)

414 Phaholyothin Road, Samsennai, Phayathai, Bangkok	Business	Service provider of payment business via mobile phone
Tel : (662) 687-4808	Registered Capital	30 Million Shares
Fax : (662) 687-4788	Par Value	10 Baht
	Paid-up Capital	300 Million Baht
	% of Investment of ADVANC	69.99%

General Information of the Associated Company of Wireless Business

Advanced Magic Card Co., Ltd. (AMC)

414 Phaholyothin Road,	Business	Distributor of cash card business
Samsennai, Phayathai, Bangkok	Registered Capital	25 Million Shares
Tel : (662) 299-5000	Par Value	10 Baht
Fax : (662) 615-3330	Paid-up Capital	250 Million Baht
	% of Investment of ADVANC	99.99%

AIS Wireless Communication Network Co., Ltd. (ACN)

414 Phaholyothin Road,	Business	Currently not in operation
Samsennai, Phayathai, Bangkok	Registered Capital	0.01 Million Shares
Tel : (662) 299-5000	Par Value	100 Baht
Fax : (662) 615-3330	Paid-up Capital	1 Million Baht
	% of Investment of ADVANC	99.93%

AIS Wire Network Co., Ltd. (AWN)

414 Phaholyothin Road,	Business	Currently not in operation
Samsennai, Phayathai, Bangkok	Registered Capital	0.01 Million Shares
Tel : (662) 299-5000	Par Value	100 Baht
Fax : (662) 615-3330	Paid-up Capital	1 Million Baht
	% of Investment of ADVANC	99.93%

AIS International Network Co., Ltd. (AIN)

414 Phaholyothin Road,	Business	Currently not in operation
Samsennai, Phayathai, Bangkok	Registered Capital	0.01 Million Shares
Tel : (662) 299-5000	Par Value	100 Baht
Fax : (662) 615-3330	Paid-up Capital	1 Million Baht
	% of Investment of ADVANC	99.93%

GENERAL INFORMATION OF THE COMPANY, SUBSIDIARIES AND ASSOCIATED COMPANIES

General Information of the Associated Company of Satellite and International Business

Shin Broadband Internet (Thailand) Co., Ltd (SBI)

41/103 Rattanathibet Rd., Nonthaburi 11000	Type of Business	Providing Internet, mobile satellite phone, and related telecommunication services
Tel : (662) 591-0736	Registered Capital	94.7285 Million Shares
Fax : (662) 591-0705	Par Value	10 Baht
	Paid Up Capital	947.285 Million Baht
	% of Investment of SATTEL	100%

Shenington Investments Pte Ltd. (SHEN)

1 Temasak Ave., # 27-01	Type of Business	Holding Company
Millenia Tower, Singapore 039192	Registered Capital	15 Million Shares
Tel : (65) 338-1888	Par Value	1 SGD
Fax : (65) 337-5100	Paid Up Capital	14.66 Million SGD
	% of Investment of SATTEL	100%

Cambodia Shinawatra Co., Ltd. (CAM)

66 Mao Tse Toung Boulevard Phnom Penh, Kingdom of Cambodia	Type of Business	Providing fixed phone and mobile phone in Cambodia
Tel : (855) 233-60001-5	Registered Capital	19.2 Million USD
Fax : (855) 11-90-0999	Par Value	1 USD
	Paid Up Capital	19.2 Million USD
	% of Investment of SATTEL	100% owned by SHEN

Lao Telecommunications Co., Ltd (LTC)

Lane Xang Avenue, No. 100, Vientiane, Lao People's Democratic Republic Tel : (007) 856-2121-6465	Type of Business	Providing fixed phone, mobile phone, international facilities, Internet, and paging services in Lao
Fax : (007) 856-2121-4486	Registered Capital	96.84 Million Shares
	Par Value	1 USD
	Paid Up Capital	96.84 Million USD
	% of Investment of SATTEL	49.00% owned by SHEN

General Information of the Associated Company of Satellite and International Business

IPSTAR Co., Ltd (IPSTAR)

Address	Item	Detail
Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	Type of Business	Provider of IPSTAR capacity
	Registered Capital	2 Million Shares
	Par Value	1 USD
	Paid Up Capital	2 Million USD
	% of Investment of SATTEL	98.89%

IPSTAR Australia Pty Ltd.

Address	Item	Detail
Unit 24, Powells Road, Brookvale NSW 21000 Australia	Type of Business	Providing IPSTAR services in Australia
	Registered Capital	0.1 Million Shares
	Par Value	1 AUD
	Paid Up Capital	0.1 Million AUD
	% of Investment of SATTEL	100% owned by IPSTAR

IPSTAR New Zealand Co,. Ltd.

Address	Item	Detail
13/22-24 Caloola Road, Wentworthville NSW 2145 New Zealand	Type of Business	Providing IPSTAR services in New Zealand
	Registered Capital	0.5 Million Shares
	Par Value	1 NZD
	Paid Up Capital	0.5 Million NZD
	% of Investment of SATTEL	100% owned by IPSTAR

IPSTAR DO BRASIL

Address	Item	Detail
(on process of set up and register the company)	Type of Business	Providing IPSTAR broadband services
	Registered Capital	0.1 Million Shares
	Par Value	1 USD
	Paid Up Capital	-
	% of Investment of SATTEL	100% owned by IPSTAR

GENERAL INFORMATION OF THE COMPANY, SUBSIDIARIES AND ASSOCIATED COMPANIES

General Information of the Associated Company of Satellite and International Business

Star Nucleus Co., Ltd. (STAR)

Address	Item	Detail
Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	Type of Business	Licensor of IPSTAR technology
	Registered Capital	0.05 Million Shares
	Par Value	1 USD
	Paid Up Capital	-
	% of Investment of SATTEL	70.00%

Spacecode LLC (SPACE)

Address	Item	Detail
8695 Zumwalt Road, Monmouth, OR 97365 USA	Type of Business	Research and Development of IPSTAR technology
	Registered Capital	-
	Par Value	-
	Paid Up Capital	3 Million USD
	% of Investment of SATTEL	70.00%

IPSTAR International Pte Ltd.

Address	Item	Detail
1 Temasek Avenue # 27-01, Millenia Tower, Singapore 039192	Type of Business	Providing IPSTAR broadband services
Tel : (65) 338-1888	Registered Capital	0.02 Million Shares
Fax : (65) 337-5100	Par Value	1 SGD
	Paid Up Capital	-
	% of Investment of SATTEL	100%

IPSTAR Global Services

Address	Item	Detail
(On process of set up and register the company)	Type of Business	Providing IPSTAR broadband services
	Registered Capital	0.02 Million Shares
	Par Value	1 USD
	Paid Up Capital	-
	% of Investment of SATTEL	100%

General Information of the Associated Company of Satellite and International Business

CS LoxInfo PLC (CSL)

Head Office : 414 Phaholyothin Rd.,
Samsennai, Phayathai, Bangkok 10400
Tel : (662) 299-5000
Fax : (662) 299-5224
Branch Office : 971, 973 President
Tower, 11th floor, Ploenchit Road,
Lumpini, Pathumwan Bangkok 10330
Tel : (662) 263-8000
Fax : (662) 263-8132

Website : www.csloxinfo.com

Type of Business	Providing Internet service under the name of CS LoxInfo & satellite uplink-downlink services
Registered Capital	639.57 Million Shares
Par Value	1 Baht
Paid Up Capital	625 Million Baht
% of Investment of SATTEL	40.02% owned by SBI

Teleinfo Media PLC (TMC)

Head Office : 414 Phaholyothin Rd.,
Samsennai, Phayathai, Bangkok 10400
Branch Office : 1126/2 Vanit Bldg.
2, 25-28th Floor, New Phetchaburi Rd.,
Makkasan, Ratchathewi, Bangkok 10400
Tel : (662) 262-8888
FAX : (662) 262-8899

Website : www.teleinfomedia.net

Type of Business	Publishing telephone directories and advertising
Registered Capital	17.353 Million Shares
Par Value	10 Baht
Paid Up Capital	173.53 Million Baht
% of Investment of SATTEL	99.99% owned by CSL

Loxley Information Services Co., Ltd.

Head Office : 971, 973 President Tower,
12th Floor, Ploenchit Rd, Lumpini,
Pathumwan, Bangkok, 10330
Tel: (662) 263-8000
Fax: (662) 263-8132

Type of Business	Providing Internet services
Registered Capital	26.01 Million Shares
Par Value	10 Baht
Paid Up Capital	260.10 Million Baht
% of Investment of SATTEL	94.19% owned by CSL

GENERAL INFORMATION OF THE COMPANY, SUBSIDIARIES AND ASSOCIATED COMPANIES

General Information of the Associated Company of Media Business

Artware Media Co., Ltd

1010 Shinawatra Tower 3, 13th Floor, Viphavadi Rangsit Road, Chatuchak, Chatuchak, Bangkok 10900 Tel: (662) 791-1000 Fax: (662) 2791-1010		
	Type of Business	Leasing of production equipment for television programs, production of television programs, buying/selling of program rights, and market event organizing.
	Registered Capital	0.20 Million Shares
	Par Value	100 Baht
	Paid Up Capital	20 Million Baht
	% of Investment of ITV	99.99 %

Media Connex Co., Ltd

1010 Shinawatra Tower 3, 13th Floor, Viphavadi Rangsit Road, Chatuchak, Chatuchak, Bangkok 10900 Tel: (662) 791-1000 Fax: (662) 791-1010		
	Type of Business	Mobile advertising and marketing business.
	Registered Capital	5 Million Shares
	Par Value	10 Baht
	Paid Up Capital	50 Million Baht
	% of Investment of ITV	60.00 %

General Information of the Others Associated Company

Thai AirAsia Co., Ltd.

3300/98-99 18th Floor, B Tower, Elephant Building, Phaholyothin Road, Ladyao, Chatuchak, Bangkok Tel : (662) 515-9999 Fax: (662) 791-4546		
	Type of Business	To carry on budget airline business
	Registered Capital	40 Million Shares
	Par Value	10 Baht
	Paid Up Capital	400 Million Baht
	% of Investment	50.00 % owned by AA

Thai Crunch Time Co., Ltd.

89/170 Moo 3, Viphavadi Rangsit Road, Bangkhaen, Laksi, Bangkok Tel: (662) 515-9999 Fax: (662) 791-4546		
	Type of Business	Providing budget airline related service
	Registered Capital	0.40 Million Shares
	Par Value	10 Baht
	Paid Up Capital	4 Million Baht
	% of Investment	51.00 % owned by TAA

General Information of the Others Associated Company

Payment Solution Co., Ltd.

1010 Shinawatra Tower 3, 13th Floor,	Type of Business	Electronic card and prepaid card business
Viphavadi Rangsit Road, Chatuchak,	Registered Capital	20 Million Shares
Chatuchak, Bangkok 10900	Par Value	10 Baht
Tel: (662) 299-5000	Paid Up Capital	50 Million Baht
Fax: (662) 299-5624	% of Investment	99.99 % owned by OK

Professional Collection Co., Ltd.

No. 3300/21-22 Elephant Building	Type of Business	Debt collection business
Tower A, Phaholyothin, Jomphon,	Registered Capital	2 Million Shares
Chatuchak, Bangkok, 10900	Par Value	10 Baht
Tel: (662) 299-5000	Paid Up Capital	10 Million Baht
Fax: (662) 299-5624	% of Investment	99.99 % owned by OK

Shinawatra Information Technology Co., Ltd. (SIT)

No. 414 Phaholyothin Road,	Type of Business	Providing computer services
Samsennai, Phayathai, Bangkok 10400	Registered Capital	10 Million Shares
Tel: (662) 273-0760	Par Value	10 Baht
Fax: (662) 273-0191	Paid Up Capital	100 Million Baht
	% of Investment	99.99 % owned by ITAS

Shineedotcom Co., Ltd. (SHINEE)

408/65 16th Floor, Phaholyothin Place,	Type of Business	Providing Internet services
Phaholyothin Road, Samsen Nai	Registered Capital	-
Phayathai, Bangkok	Par Value	-
Tel : (662) 619-1123	Paid Up Capital	190 Million Baht
Fax: (662) 619-0311	% of Investment	70.00 % owned by ADV

Arc Cyber Co., Ltd. (ARC)

408/65 16th Floor, Phaholyothin Place,	Type of Business	Providing Internet services
Phaholyothin Road, Samsen Nai	Registered Capital	58.54 Million Shares
Phayathai, Bangkok	Par Value	5 Baht
Tel : (662) 619-1123	Paid Up Capital	292.7 Million Baht
Fax: (662) 619-0311	% of Investment	47.50 % owned by ADV

MAJOR SHAREHOLDERS

No.	Name	No. of Shares	Percentage of Investment
1	CEDAR HOLDINGS LIMITED	1,008,548,449	33.62
2	ASPEN HOLDINGS LIMITED	479,191,671	15.97
3	THAI NVDR COMPANY LIMITED	148,809,011	4.96
4	UBS AG SINGAPORE, BRANCH-PB SECURITIES CLIENT CUSTODY	111,178,400	3.71
5	CHASE NOMINEES LIMITED 42	72,831,720	2.43
6	NORBAX INC.,18	68,995,400	2.30
7	AMERICAN INTERNATIONAL ASSURANCE COMPANY, LIMITED-DI-LIFE	63,753,500	2.13
8	MORGAN STANLEY & CO INTERNATIONAL LIMITED	47,527,938	1.58
9	HSBC (SINGAPORE) NOMINEES PTE LTD	47,232,719	1.57
10	STATE STREET BANK AND TRUST COMPANY	43,023,006	1.43
11	LITTLEDOWN NOMINEES LIMITED 5	40,131,900	1.34
12	SINGAPORE TELECOM INTERNATIONAL PTE LTD	32,428,600	1.08
	Total	**2,163,652,314**	**72.13**

Source: Major Shareholders as of January 30, 2006 prepared by Thailand Securities Depository Co., Ltd.

CORPORATE GOVERNANCE AND MANAGEMENT STRUCTURE

Corporate Governance Policy

The Board of Directors ("the Board") of Shin Corporation Public Company Limited ("the Company") continually strives to govern all our business operations with the principle of good corporate governance. The Board recognizes that good corporate governance make a vital contribution to the company's basic foundations, providing a system of checks and balances and ensuring transparency and equitable treatment of all shareholders and stakeholders. To this end, the Board and the management team must possess proven leadership skills, vision and accountability, in order to promote sustainable growth of business operations, secure the confidence of investors and all related stakeholders, and maximize the economic value of the company and the long-term wealth of the shareholders

The Board passed a resolution to approve the Corporate Governance Policy, which lays down guidelines that comply with the Stock Exchange of Thailand's principles of good corporate governance and best practice recommendations. This policy became effective on November 13, 2002 and has been updated annually to keep it in line with best business practices. These changes are communicated to the Board, management and all company employees in order to comply with both the letter and spirit of the Corporate Governance Policy. The policy can be divided into five chapters as follows:

1. Board of Directors
2. Rights and Equitable Treatment of Shareholders and the Role with Regard to Stakeholders
3. Disclosure of Information and Transparency
4. Internal Control and Risk Management Systems
5. Philosophy and Ethics of Shin Corporation Group

(For more details of corporate governance at Shin Corporation, please see the documents that are posted on our website at www.shincorp.com).

1. The Board of Directors

1.1 The Board

1. Mr. Pong Sarasin ***	Chairman of the Board of Directors
2. Dr .Olarn Chaipravat	Vice Chairman of the Board of Directors and Independent Director
3. Dr. Virach Aphimeteetamrong	Independent Director
4. Mr. Vithit Leenutapong	Independent Director
5. Mr. S Iswaran ***	Director
6. Dr. Vichit Suraphongchai ***	Director
7. Mr. Boonklee Plangsiri	Director and Chairman of the Group Executive Committee
8. Mr. Niwattumrong Boonsongpaisan	Director and Executive Director
9. Mrs. Siripen Sitasuwan	Director and Executive Director

Mr. Wichai Kittiwittayakul is the Secretary to the Board of Directors.

*** On January 23 ,2005.

Mr. Pong Sarasin assumed the office of Mr. Bhannapot Damapong

Mr. S Iswaran assumed the office of Mr. Surasak Vajasit

Dr. Vichit Suraphongchai assumed the office of Mr. Arak Chonlatanon

CORPORATE GOVERNANCE AND MANAGEMENT STRUCTURE

1.2 Leadership and Vision

The Board must possess proven leadership, long-range vision, and decision-making independence in order to steer the Company towards achievement of its objectives and mission, always keeping in the forefront the best interests of the Company and its shareholders. The Board has the responsibility to develop and approve the Company's vision, mission, strategies, policies, objectives, goals, budgets, business plans, KPI and a balanced scorecard, along with incentive plans for the employees.

Both the Board and the management are accountable to the shareholders and have established a clear-cut line of communication with detailed roles and responsibility for each. The Board assigns and authorizes management to handle day-to-day operations of the Company's businesses, and achieve their objectives within budget. The Board also monitors operating results against the budget at least once every quarter.

During Board meetings, all board members should be decisive and ready to comment and give recommendations to the management team. The board members should be role models, working as a team and maintaining good relations with the management.

1.3 Board Structure, Balance of Control by Non-Executive Directors and Independence

The Board is comprised of nine directors who have a broad experience in several business areas. The proportion of non-executive directors to executive directors is 6:3. As a general rule, the number of non-executive directors comprises over half the Board, with three of the being independent members. This ensures an optimal balance of control and independence between non-executive and executive directors

The Board shall conduct an annual assessment of its size and composition in order to ensure that all discussion and decision-making is effective and done in the best interests of the Company. The Board strongly believes that the qualifications of its members and its current size enables it to effectively and efficiently supervise and monitor the performance and business operations of the Company; namely, telecommunications, aviation, finance, media and television, as well as any new investment that may be made.

The Chairman of the Board is the representative of major shareholder.

1.4 Authorized Signatories

The following directors have been designated as authorized signatories of the Company: Mr.Vichit Suraphongchai, Mr. S Iswaran, Mr. Boonklee Plangsiri, Mrs.Siripen Sitasuwan. All legal documents require the signatures of any two of these directors along with the Company's seal.

1.5 Definition of Independent Director

An independent director is a qualified and independent person according to the Company's Corporate Governance Policy established by the Board, and the definition of the Stock Exchange of Thailand. An independent director must meet the following criteria:

1) Hold shares worth not more than 0.5 per cent of the paid-up capital of the Company, an affiliated company, associated company or related company, which shall be inclusive of the shares held by related persons.

2) Have no participation in the management of the Company, an affiliated company, associated company or related company, or be a major shareholder of the Company. He or she shall not be an employee, staff member or advisor who receives a regular salary from the Company, an affiliated company, associated company, related company or major shareholder of the company.

3) Have no direct or indirect benefit from, or interest in, the finance and management of the Company, an affiliated company, associated company.

4) Not be a related person to, or close relative of, any manager or major shareholder of the Company.

5) Not be appointed as a representative to safeguard the interests of the Company's directors, major shareholders or shareholders who are related to the Companyís major shareholders.

In addition, an independent director must be capable of performing his or her duties, giving his or her opinions or reporting the results of work performance according to the tasks duties delegated by the Board, free and clear of the control of management or major shareholders of the Company or their related persons or close relatives, including related persons or close relatives of the said persons.

1.6 Duties and Responsibilities of the Board of Directors

The main duties of the Board are given below:

- Perform its duties with honesty, integrity and prudence in accordance with the law, the objectives and Articles of Association of the Company including the resolutions passed at shareholders' meetings, and carefully protect the interests of the Company.
- Set out the vision, policy and direction of the Company's operations and supervise the management team to operate in accordance with plans which are set out efficiently and effectively, and thereby maximize the economic value and wealth of the Company and its shareholders.
- Consider and approve major issues such as large investments, policy, management authority, and any transactions as prescribed by law.
- Approve or agree to all major related transactions between the Company and its subsidiaries in compliance with the relevant notifications, regulations and guidelines of the Stock Exchange of Thailand.
- Assess the performance of the Executive Chairman and the executive directors, and fix appropriate remuneration on a regular basis.
- Be responsible for overseeing operational results and performance of the management team to ensure due attentiveness and care.
- Arrange appropriate accounting systems, including the production of financial reports and a reliable auditing system; oversee processes and evaluate the internal control system, the internal audit system and the risk management system to ensure their effectiveness and efficiency, as well as follow up on results.
- Ensure avoidance of conflicts of interest amongst the Company's stakeholders.
- Supervise business operations to enforce ethical work standards.
- Report on the execution of the Board's responsibility to prepare financial reports, along with the external auditor's report in the Annual Report covering key issues according to the Policy Statement and the Stock Exchange of Thailand's *Code of Best Practices for Directors of a Listed Company.*

- Consider and approve major issues such as large investments, policy, management power and authority, and any transaction as prescribed by law.
- Assess the performance of the Executive Chairman and Executive Directors regularly and determine appropriate remuneration.
- Monitor the operational results and performance of the management team to ensure due care and attentiveness.
- Arrange appropriate accounting systems, including the production of financial reports and reliable auditing. Oversee processes and evaluate internal controls and the internal audit system to ensure effective and efficient risk management, financial reporting and follow-up results.
- Ensure that conflicts of interest among the Company's stakeholders are avoided.
- Supervise business operations to enforce ethical work standards.
- Report on the execution of financial reports, including the report of the auditor in the annual report, covering the key issues set out in the Policy Statement, in accordance with the Stock Exchang of Thailand's *Code of Best Practices for Directors of a Listed Company.*

1.7 Separation of Positions: Chairman of the Board of Directors and Chief Executive Officer

The Company has a policy to separate the position of Chairman of the Board from the Chairman of the Group Executive Committee. This ensures that duties of governing and managing are performed separately so that the balance of control is well secured. Both duties and responsibilities are determined as follows.

- **Mr. Pong Sarasin - Chairman of the Board of Directors,** who is the leader of the Board and Chairman of both the Board and Shareholders' meetings.
- **Mr. Boonklee Plangsiri - Chairman of the Group Executive Committee,** who is the leader and head of this committee, which is accountable for achieving the Company' objectives, business plans, and goals.

1.8 Appointment of the Board of Directors

The Board continually strives to fulfill the fiduciary obligations of the shareholders by nominating new members who are willing to contribute their time, knowledge and expertise to the Company. This will be done through the Nomination Committee. The appointment of any individual to the Board must first be approved by the Board and/or the shareholders at a shareholders' meeting in accordance with the following rules and regulations as specified in the Companyís Articles of Association:

1) At each Annual Ordinary Meeting of Shareholders, one-third of the Board members are required to retire. If the total number of members is not a multiple of three, the number of directors nearest to one-third shall retire. The directors to retire from office in the first and second years after the registration of the Company shall be selected by drawing lots. In subsequent years, the longest-serving directors shall retire, but if they vacated office under this condition, they may be re-elected.
2) Regulations for the election of members to the Board at the Shareholders' Meeting are as follows:
 2.1) Every shareholder shall have one vote for each share of which he/she is the holder.
 2.2) Each shareholder may exercise all the votes he/she has under (2.1) to elect one or several persons as directors. In the event of electing several persons as directors, he/she may not allot his/her vote to any person unegually.

2.3) The candidates will be ranked in descending order from the highest to the lowest number of votes received, and appointed in this order until all the positions are filled.

In cases where there is a tie and selection of both candidates would result in an excessive number of directors, the Chairman will cast the deciding vote.

3. If a vacancy arises on the Board for reasons other than the expiration of a director's term of office, the Board will, at the next scheduled meeting, select a temporary replacement, choosing a person with the appropriate qualifications in accordance with Section 68 of the Public Limited Companies Act B.E.2535. The temporary replacement must be approved by a vote of not less than three-quarters of the remaining directors, and will hold the position only until the normal expiration of the departed director's term of office. If this is less than two months, no temporary replacement will be appointed.

The director's term of office is specified in the Company's Articles of Association. There is no limitation on the number of times a director may be re-elected, his or her age, or the number of outside directorships that he or she can hold. However, the Nomination Committee should recommend candidates who possess the necessary knowledge and expertise to perfoun their duties, and are able to devote sufficient time and attention to the Company's affairs.

1.9 Succession Planning

The Board has set out a succession plan for top executives, especially the Chief Executive Officer (Chairman of the Group Executive Committee). In the event, the Chief Executive Officer is no longer able to serve in this positionIn case of an unexpected, the Nomination Committee will propose a replacement from the pool (currently three persons) of vice Chairmen of the Group Executives, who will be appointed subject to the Board's approval. If no suitable candidate from within the Group can be found, the Nomination Committee will select a candidate from outside.

Moreover, the Company has also developed a succession plan for the management team (department heads and higher) by identifying existing personnel who have the right qualifications and expertise to fill these positions. In cases where there are no potential successor, a development programme has been established to train suitable candidates. If a situation should arise where there is no suitable person available to replace a member of the management team, outside candidates will be considered in order to guarantee a smooth handover and continuity of operations, and retain the confidence of the Company's stakeholders.

1.10 Access to Information

Members of the Board have separate and independent access to senior management at all times. In each Board meeting, the management must provide the Board with all the information relevant to the items on the agenda. The Board must also receive regular reports pertaining to the operational and financial performance of the Company.

The Board shall also receive analysts' reports on the Company, the companies within the Group and its competitors. These reports will enable the Board to keep abreast of the key issues and developments in each industry.

CORPORATE GOVERNANCE AND MANAGEMENT STRUCTURE

1.11 Board Meetings

1.11.1 Schedules and Agendas

The Board of Directors will hold at least six meetings each year and meet at other times as necessary. The schedule for the year's meetings, is drawn up in advance so all members of the Board are able to attend each meeting in order to act in the best interests of the Company.

The main items on the agenda will cover business plans, quarterly financial statements, key policies, new investment projects and operating results. The Secretary to the Board is responsible for scheduling the meetings and distributing the supporting documentation at least seven (7) days before the date of the meeting in order to provide each Board member with sufficient time to study the details.

Each meeting will generally last two to three hours. The Chairman of the Board must allow adequate time for the management to present the necessary information and the members to discuss each item on the agenda in order to ensure that the shareholders' best interests are represented fairly. All members of the Board have the right to express their opinions and submit items for the agenda.

The Secretary to the Board must attend all the Board meetings. He or she is responsible for ensuring that accurate and sufficient documentation exists to meet all legal requirements and enable authorized persons to determine when, how and by whom the Board's business was conducted. In order to fulfill these responsibilities as required by the organization's bylaws, the Secretary to the Board must record the minutes of each meeting (later agreed upon and accepted by the Board) and file any supporting documents. All documentation pertaining to each Board meeting must always be available to members of the Board, shareholders and other concerned parties.

The Directors' attendance record for 2005

(No. of meeting attended / Total meeting hold)

Name	2005 Annual General Meeting	Board of Directors	Audit Committee	Nominating Committee	Remuneration Committee	Executive Committee
1. Mr. Bhanapot Damapong*	yes	5/6		1/1	1/1	
2. Dr. Olarn Chaipravat	yes	6/6	8/8		1/1**	
3. Dr. Virach Aphimeteetamrong	no	6/6	8/8			
4. Mr. Vithit Leenutapong	yes	6/6	7/8	1/1	1/1	
5. Mr. Surasak Vajasit *	yes	6/6				
6. Mr. Boonklee Plangsiri	yes	6/6		1/1	1/1	18/18
7. Mr. Niwattumrong Boonsongpaisan	yes	5/6				16/18
8. Mr. Arak Chonlatanon*	yes	6/6				17/18
9. Mrs.Siripen Sitasuwan	yes	4/6				16/18

* Resigned on January 23,2005

** Attend only the ESOP program session

1.11.2 Executive Session

The Board has a policy to arrange executive sessions which give non-management members an opportunity to discuss the Company's business and related issues of interest by themselves. Following each session, A report of any matters arising in these private meetings will be sent to the Chairman of the Board after each session.

1.12 The Board of Directors Self-Assessment of Performance

The Board shall conduct an annual self-assessment to evaluate its performance with the aim of improving its efficiency. This evaluation covers a broad spectrum of the Board's duties, including strategic direction, supervision and monitoring of operations, members' responsibilities, teamwork, structure, policy, meetings, training and development.

1.13 Sub-Committees

The Board has appointed three sub-committees to assist its duties by taking charge of reviewing specific essential tasks. These are the Audit Committee, the Remuneration Committee and the Nomination Committee. Each committee has clearly outlined policies and terms of reference that detail their respective duties, responsibilities, meetings and reports to the Board.

The Audit Committee

Dr. Olarn Chaipravat	Chairman of the Audit Committee
Dr. Virach Aphimeteetamrong	Audit Committee Member
Mr. Vithit Leenutapong	Audit Committee Member

The Audit Committee was appointed on May 5, 1998 and is comprised of three (3) independent directors with full qualifications in line with the guidelines provided by the Stock Exchange of Thailand. Dr. Olarn Chaipravat and Mr. Vithit Leenutapong are experienced in the field of finance while Dr. Virach Apimeteetamrong has in-depth knowledge and experience in accounting and auditing.

The Audit Committee is accountable to the Board for the performance of its duties as follows.

- Review the accuracy of the Company's financial reports in accordance with Generally Accepted Accounting Principles, and ensure there is adequate disclosure.
- Review the Internal Control and Internal Audit systems to ensure these are appropriate and effective.
- Ensure that the Company performs in accordance with the laws governing Securities and Exchange, the Regulations of the Stock Exchange of Thailand and the laws applicable to the business of the Company.
- Consider, select and nominate the Company's external auditor, and propose his or her remuneration.
- Review connected transactions of the Company and its subsidiaries to ensure all are in line with the notices and guidelines of the Stock Exchange of Thailand.
- Determine appropriate disclosure of information in cases where there are connected transactions or transactions which may lead to a conflict of interest, in order to ensure complete compliance with all rules and regulations.
- Review the risk management system to ensure it is appropriate and effective.
- Consider and approve the appointment, rotation, termination, performance appraisal and remuneration for the Head of the Internal Audit Department.
- Review and comment on the Internal Audit plan and the performance of the Internal Audit Department, and cooperate with external auditors.

- Prepare an annual disclosure report on the corporate governance of the Audit Committee to be included in the Annual Report, affixing the signature of the Chairman of the Audit Committee.
- Report the performance of the Audit Committee to the Board at least four (4) times a year.
- In the course of the performance of its duties, the Audit Committee has the authority to summon members of the management team, executives or employees of the Company to make comments, attend meetings, or provide any documents deemed relevant and necessary.
- Hire advisors or external personnel in line with the Company's regulations to make comments or give advice as necessary.
- Annually undertake an annual self-assessment programme to evaluate the scope of work and performance of the Audit Committee.

The Audit Committee held eight meetings during 2005 and its performance as a term of reference was approved by the Board. Details of its performance and recommendations can be found in the Audit Committee Report (Page 28).

The Remuneration Committee

Mr. S Iswaran	Chairman of the Remuneration Committee
Dr. Olarn Chaipravat	Remuneration Committee Member
Mr. Vithit Leenutapong	Remuneration Committee Member
Mr. Boonklee Plangsiri	Remuneration Committee Member

The Remuneration Committee is comprised of at least three (3) directors, and the majority of these must be non-executive directors. The authority of the Remuneration Committee and its scope of duties are as follows:

- Fix appropriate annual remuneration in monetary and/or non-monetary form as a motivation and retention measure for the Board, committee members and the Chief Executive Officer of the Company.
- Draw up guidelines to provide appropriate remuneration to the Board and top executives for submission to the Board and/or the shareholders' meetings for approval.
- The Remuneration Committee is accountable to the Board and is under obligation to explain its decisions at the shareholders' meetings, and answer questions concerning remuneration to directors and top executives.
- Report and disclose policies governing the directors' remuneration in the Annual Report.

During 2005, the Remuneration Committee held one meeting to consider the allocation of warrants to directors and employees who were eligible to receive an allocation exceeding 5% of the Employee Stock Option Plan. The committee also determined the remuneration of the Chairman, independent directors and non-executive directors.

The Nomination Committee

Dr. Vichit Suraphongchai	Chairman of the Nomination Committee
Mr. S Iswaran	Nomination Committee Member
Mr. Boonklee Plangsiri	Nomination Committee Member
Mr. Vithit Leenutapong	Nomination Committee Member

The Nomination Committee is comprised of at least three (3) directors, and the majority of these must be non-executive directors: The Nomination Committee has the following duties and responsibilities.

- Set out criteria and policies regarding the nomination of members of the Board and members of other Company committees.
- Consider the selection of directors from qualified personnel and submit the names of the candidates to the Board and/or to the shareholders' meetings for approval as the case may be.
- Consider and nominate appropriate persons to assume the position of Chairman of the Executive Committee whenever this becomes vacant, in line with the criteria established for the succession of the Chief Executive Officer.

During 2005, the Nomination Committee held one meeting to propose the appointment of three new members of the Board to replace members who were retiring (according to the Company's Articles of Association) and the succession plan for the Chief Executive Officer (Chairman of the Group Executive Committee).

1.14 The Executive Committee

Mr. Boonklee Plangsiri	Chairman of the Group Executive Committee
Mr. Somprasong Boonyachai	Vice Chairman of the Group Executive Committee
Dr. Dumrong Kasemset	Vice Chairman of the Group Executive Committee
Mr. Niwattumrong Boonsongpaisan	Vice Chairman of the Group Executive Committee
Mr. Arak Chonlatanon	Member of the Executive Committee
Mrs. Siripen Sitasuwan	Member of the Executive Committee

The Board has delegated the following authority and duties to the Executive Committee:

- Formulate and submit policies, direction, strategies, and management structure for the Company's businesses to the Board, in recognition of the economic and competitive environment, whilst keeping the shareholders informed.
- Prescribe and propose the Company's business plans, budgets, and delimitation of management authority to the Board.
- Monitor and pursue compliance with policy and management direction to ensure business efficiency.
- Monitor and follow up on the Companyís operating results as stipulated in the approved business plans.
- Assess and evaluate large investments proposed by the Company.

1.15 Management Team

As at December 31, 2005, the Company's management team, as defined by the Securities and Exchange Commission, consisted of the following persons:

Mr. Boonklee Plangsiri	Chairman of the Group Executive Committee
Mr. Somprasong Boonyachai	Vice Chairman of the Group Executive Committee
Dr. Dumrong Kasemset	Vice Chairman of the Group Executive Committee
Mr. Niwattumrong Boonsongpaisan	Vice Chairman of the Group Executive Committee
Mr. Arak Chonlatanon	Member of the Executive Committee
Mrs. Siripen Sitasuwan	President
Mr. Anek Pana-apichon	Vice President - Finance and Accounting

CORPORATE GOVERNANCE AND MANAGEMENT STRUCTURE

1.16 Remuneration for Directors and Management Team

The Company has a clearly defined remuneration policy, with remuneration for directors and the management team reviewed annually by the Remuneration Committee and submitted to the Board and shareholders for approval. Remuneration is adequate, determined in a manner equitable with industry standards, and is performance-based as a way to motivate and retain qualified directors.

The Company pays director remuneration to the Chairman of the Board and independent directors only. Since each executive director already receives regular compensation as a member of management, he or she receives no separate remuneration as a director. Remuneration for management is based on the Company's performance and the performance of each individual.

In addition, the Company has implemented an Employee Stock Option Plan as a way of motivating and retaining the management team.

In 2005, remuneration was paid as follows:

1) Monetary remuneration

1.1). Total remuneration for the Chairman of the Board and independent directors (five persons) was Baht 9.98 million, which was comprised of salary, bonus, meeting allowance and provident fund. This excludes remuneration for the Executive Committee and the management team.

Name	Position	Remuneration for 2005 (Baht)
1. Mr. Bhanapot Damapong*	Chairman of the Board	6,594,400
2. Dr. Olarn Chaipravat**	Vice Chairman of the Board of Director and Chairman of the Audit Committee	1,015,000
3. Dr. Virach Aphimeteetamrong**	Director and Audit Committee Member	950,000
4. Mr. Vithit Leenutapong**	Director and Audit Committee Member	975,000
5. Mr. Surasak Vajasit**	Director	450,000

* Remuneration was comprised of salary, bonus and provident fund.
** Remuneration was comprised of meeting allowance and bonus.

1.2). Total remuneration for the management team (six persons) was Baht 73.06 million which was comprised of salary, bonus payments, provident fund and other remuneration. This excludes remuneration paid to the Vice President of Finance and Accounting.

2) Other remuneration

The Company has established an Employee Stock Option Plan (ESOP) as a way of retaining, motivating and rewarding the Company's directors, employees, and advisors for the greatest benefit of the Company. The ESOP is a repeat, five-year program whereby the Company allots an annual grant of warrants for five consecutive years, after obtaining approval at the shareholders' meeting. So far, four programs have been allotted and can be summarized as follows:

Description	Grant 1		Grant 2		Grant 3		Grant 4	
Number of warrants granted	29,000,000units		18,083,700 units		13,660,200 units		16,000,000 units	
Price	Baht-0-		Baht-0-		Baht-0-		Baht-0-	
Exercise	Not more than five years since the date of warrants granted							
Exercise Ratio *** (warrant/shares)	1:1.00540						1:1.01326	
Exercise Price ***	Bt 17.337 per share		Bt13.597 per share		Bt 36.214 per share		Bt 42.214 per share	
Date warrants granted	March 27, 2002		May 30, 2003		May 31, 2004		May 31, 2005	
List of directors and managers receiving the warrants	(Unit)	%	(Unit)	%	(Unit)	%	(Unit)	%
1. Mr .Boonklee Plangsiri	12,426,200	42.85	9,484,600	52.45	7,083,700	51.86	6,414,600	40.09
2. Mr. Somprasong Boonyachai	3,244,500	11.19	1,793,800	9.92	976,000	7.14	970,000	6.06
3. Dr. Dumrong Kasemset	3,244,500	11.19	1,793,800	9.92	976,000	7.14	970,000	6.06
4. Mr. Niwattumrong Boonsongpaisan	1,980,800	6.83	633,600	3.50	764,200	5.59	748,600	4.68
5. Mr. Arak Chonlatanon	1,520,700	5.24	466,300	2.58	679,300	4.97	1,247,700	7.80
6. Mrs .Siripen Sitasuwan	2,665,600	9.19	943,700	5.22	763,400	5.59	945,200	5.91
7. Mr. Tanadit charoenchan	243,800	0.84	316,500	1.75	170,200	1.25	179,200	1.12
Type of Warrant	Non-transferable unless received from an underwriter or as an inheritance							

*** The Company adjusted the exercise ratio and exercise price of the warrants on August 23, 2005 as the dividend payout was greater than 50% of net profit after tax.

CORPORATE GOVERNANCE AND MANAGEMENT STRUCTURE

2. Rights and Equitable Treatment of Shareholders

2.1 Rights and Equitable Treatment

The Company respects the shareholders' rights and treat all shareholders equitably whether they are retail, foreign, institutional, or major shareholders. Every shareholder is entitled to the rights and equitable treatment detailed below:

1 The right to receive share certificates and share transfers, and to be sufficiently informed of operating results and management policies on a timely basis.
2 The right to an equitable dividend.
3 The right to participate in meetings, vote and make recommendations on decisions concerning major corporate actions such as amendments to the Articles of Association, appointments to the Board, appointment of the Company's external auditor, and issuance of new share capital.
4 The right to be furnished with information concerning connected transactions.
5 The right to elect directors.
6 The right to sell shares back to the Company, should the shareholder disagree with the resolutions of a shareholders' meeting to amend the Company's Articles of Association concerning voting rights or dividend payments.

Moreover, all shareholders have equal rights as set forth in the Company's Articles of Association and related laws and regulations. To ensure equitable treatment for all shareholders, the Company holds regular and transparent shareholders' meetings, and provides a mechanism to protect against the release of inside information, and a system to oversee the transactions of related parties and adequately disclose Company information.

2.2 Shareholders' Meetings

The Board will hold the Annual General Shareholders' Meeting within four months of the end of the financial year. Extraordinary meetings may be held if warranted by particular circumstances that may affect the shareholders benefits or are required by law.

The Company has a policy to conduct regular and transparent shareholders' meetings, and establish appropriate procedures for general shareholders' meetings in accordance with the law, which includes calling for a meeting and the distribution of supporting documentation, agendas and Board resolutions in both Thai and English. This encompasses the meeting procedures as well as preparation and distribution of the minutes in accordance with regulations issued by the Stock Exchange of Thailand.

Information about the items on the agenda will be posted on the Company's website for shareholders to access, immediately after the agenda has been drawn up and prior to the notification of the General Shareholders' Meeting.

The Company has introduced a bar code system to facilitate registration procedures. Before each meeting begins, the shareholders are informed of the rules and meeting and voting procedures, including their right to ask questions and give opinions on the items to be discussed on the agenda.

The Chairman of the Board, Chairman of the Executive Committee, subcommittee members, and the external auditor shall attend each meeting to provide explanations and answer questions raised by issues listed on the agenda. The Chairman of the meeting shall allot sufficient time to encourage shareholders to express their opinions and ask questions.

At each meeting, the Company shall appoint at least one independent director to undertake proxy voting on behalf of shareholders who are unable to attend the meeting but had informed the Company of their absence beforehand.

The minutes of the shareholders' meetings will be published within fourteen (14) days, including the questions that were raised during the meeting and the response from the Board. This information will also be posted on the Company's website for the benefit of the absent shareholders. Shareholders may obtain further information on the shareholders' meetings or submit their questions in advance by contacting the Investor Relations Department.

3. Role with regards to Stakeholders

The Company assigns the highest priority to the rights of stakeholders and has a policy to oversee all aspects of the business and ensure that appropriate priorities are maintained for all shareholders, employees, managers, customers, business partners, creditors, and the public and community at large. The Company shall facilitate cooperation among the various groups of stakeholders according to their roles and duties in order to create a fair and stable business environment that runs smoothly for the benefit of all parties concerned.

Shareholders:

The Company acts as a representative of its shareholders in carrying out the business in order to maximize shareholder satisfaction with regards to longterm sustainable growth of the value of the Company, and the disclosure of transparent and reliable information to its shareholders.

Employees:

All members of staff are valuable assets and a critical success factor, so the Company must place emphasis on developing and promoting a good culture and working atmosphere, teamwork, courtesy, and respect for individuality. The employment, promotion and transfer of all staff members shall be conducted in a fair manner based on ethical standards whilst maximizing human resource utilization.

The Company is responsible for implementing and maintaining a safe working environment to protect the lives and property of all its employees. The Company must also adhere strictly to the labour law.

Customers:

Customer satisfaction and consumer confidence are very important to the Company. The Company aims to provide high quality goods and services at reasonable prices, and maintain a good relationship with its customers. The Company has thus determined the following guidelines:

Products and Services

The Company shall provide high quality products and services, and continuously strive to improve these. The Company shall also provide complete and accurate disclosure of all information pertaining to its products and services without any misrepresentation.

Confidentiality of Customers' Information

Directors, management, and staff members at all levels shall not disclose any information on customers without prior permission from those customers or authorized personnel of any company in the Group. The only exception to this is information requested by law enforcement officers acting in accordance with the law.

Competitors:

The Company has a policy of free and fair competition and will not try to monopolize the industry. The Company will not force its business partners to distribute only the Company's products.

CORPORATE GOVERNANCE AND MANAGEMENT STRUCTURE

The Company shall not acquire information on its competitors by any illegal or unethical methods.

Public and Community

The Company is aware that it is a Thai company and has a responsibility to Thailand and Thai society. The Company is committed to making a contribution to society by supporting activities of public interest and cooperating with to local communities

Business Partners and Creditors:

The Company's dealings with any business partner shall be conducted in a manner that upholds the reputation of the Company and all relevant laws. All Company personnel must be aware of the common interests of the Company's business partners and treat them equitably. The selection of business partners shall be fair. The Company shall also consider its business partners to be the key factor in jointly creating a value chain for customers.

The Company shall keep all its promises and perform in accordance with the terms and conditions agreed with its creditors for the repayment of principal and interest, as well as safeguarding all guaranteed assets.

4. Disclosure of Information and Transparency

It is the Company's mission and policy to disclose financial information and operating results to investors, along with other information that is fair, accurate, complete, transparent, and issued in a timely manner to use for investment decisions.

An investor relations unit was established in 1995 to communicate information to shareholders and investors through various channels, including road shows, meetings with analysts, press releases, publications in various kind of media, posting information on its own website, teleconferences, and investor and analyst visits. This unit also answers questions over the telephone and via e-mail. The Company has developed a policy manual on investor relations activities in order to ensure thorough compliance with all relevant laws and regulations.

In 2005, the Company arranged four analysts briefing meetings to brief its analysts and investors and, announce the operating results of each quarter. Executive Committee members joined the meetings to provide explanations and answer questions raised by investors, analysts, fund managers and other interested persons who attended. The four meetings were held on the following dates:

- February 21, 2005 Shin Group Annual Meeting
- May 16, 2005 Shin Group Quarterly Briefing 1Q05
- August 16, 2005 Shin Group Quarterly Briefing 2Q05
- November 14, 2005 Shin Group Quarterly Briefing 3Q05

Information disclosed during the meetings is also posted on the Company's website to ensure fair and adequate distribution of information to the other stakeholders. Interested persons are invited to contact the Investor Relations Department for more information at Tel. 02-2995050 or e-mail investor@shincorp.com or via the website www.shincorp.com.

5. Internal Controls and Risk Management Systems

5.1 Internal Controls

The Company has a policy to arrange and maintain an efficient and effective internal control system. The Board and the management team are responsible for maintaining the internal control system and reviewing its efficiency on a regular basis in order to safeguard the shareholders' investments and the Company's assets. The internal control system covers the areas of finance, operations, compliance, and risk management, and provides a reasonable assurance that the following objectives and goals can be achieved:

- Reliability and integrity of information and financial reports.
- Compliance with regulations, policies, procedures, and related laws.
- Safeguarding of the Company's assets.
- Efficient, effectiveness, and operational economy for employment of resources.
- Effective achievement the Company's objective and strategies effectity.

A good internal control system can provide early warning signals of any problems as well as reduce risk to an acceptable level.

The Company's internal control system has been established based on the internal control framework developed by the Committee of Sponsoring Organization of the Treadway Commission (COSO). The following points summarize the key control systems implemented by the Company.

1 Organization & Control Environment

The Company has formulated business plans complete with objectives, strategies, long-term vision and budgets and has determined evaluation criteria. It has restructured the organization to align it with these business plans. The Company has implemented a good corporate governance system, hires qualified personnel and continuously develops its human resources. It has established key policies and procedures to be used as guidelines in order to control financial transactions, purchasing activities and risk management. Codes of Conduct have also been developed as guidelines for directors, management, and employees.

2 Risk Management System

The Company has had in place a formalized enterprise-wide risk management system since 2002. The Risk Management Unit, Risk Management Committee and Audit Committee play major roles in overseeing the implementation of the risk management system. Risk is an integral part of business activities and so every member in each business unit has the task of performing risk assessments when executing business transactions.

3 Management Control

The Company has established controls over the various mangement duties and their segregation in order to ensure there is a system of checks and balances outlining proper written authority and approval levels and limits. Guidelines for connected and related transactions have also been developed to ensure compliance with relevant laws.

4 Information and Communication

The Company has implemented a management information system to assist in decision-making. Critical information and data are collected, analyzed and stored in the Company's database. Two-way communications are done efficiently within the Company. At the Board level, information and supporting documentation are provided to all members in order to make more informed decision-making possible.

5 Monitoring

The monitoring system is handled by the management team and the Board to assess adherence to established plans. The Internal Audit Department is responsible for monitoring the internal control independently, and giving an assessment and recommendations to the management team.

At the Board of Directors' Meeting No. 3/2006 held on March 1, 2006, with the Audit Committee present, the Board assessed the five areas of the Company's internal control system: organization and control environment, risk management, management control, information and communication, and monitoring, The Board found that the internal control system was operating effectively.

PricewaterhouseCoopers ABAS Limited, the Company's external auditor, who conducted the audit of the 2005 financial statements, concluded that there was no material deficiency in the Company's accounting and financial control system.

CORPORATE GOVERNANCE AND MANAGEMENT STRUCTURE

5.2 Internal Audit

The Company has established an internal audit unit that reports directly to the Audit Committee and advises monitors and assesses the effectiveness of the internal control system, risk management system and corporate governance to ensure that these are adequate and effective.

The Internal Audit Department performs its duties independently, and has sufficient personnel, resources and budget to carry out operational, compliance, financial, and information technology audits.

The Internal Audit Department has adopted a risk-based approach in formulating the annual audit plan that focuses on key business risks that will affect business goals and the accuracy of financial reports. This plan is reviewed and approved by the Audit Committee on annual basis. The Audit Committee also receives and reviews the audit results and progress reports on a quaterly basis.

5.3 External Auditors

The Audit Committee is responsible for recommending the external auditors based on factors such as skills, knowledge, performance, continuing professional education and ability to meet deadlines. The Board will then propose the external auditors for the shareholders' approval.

The Company first appointed its current external auditors, PricewaterhouseCooper ABAS in 1997. In 2006 the Company will rotate the external auditors within the same firm pursuant to the new regulations of the SEC, which state that an audit partner may only conduct a maximum of five consecutive audits.

In order to maintain the independence of the external auditors, the Audit Committee has reviewed their performance annually. This review has also covered non-audit services provided by the external auditors and the fees paid for their connected fees in order to ensure that the independence of the external auditors has not been impaired by the provision of these service.

2005 Audit Fee

1. Audit fee
 SHIN and its subsidiaries paid the audit fees to
 - The auditor of Baht 5,083,800
 - The auditor's related firm of Baht 6,641,896
2. Non-audit fee
 SHIN and its subsidiaries paid for other fees such as the due diligence, the feasibility study and the tax consulting to
 - The auditor's related firm totaling of Baht 1,148,139

There is no other fee except the stated fees as mentioned.

5.4 Risk Management

There has been a policy in place since 2002 to manage risk throughout the organization. The Risk Management Committee and the Risk Management Unit were formed to establish this policy, manage both internal and external risks, and write risk management guidelines in order to reduce risks to an acceptable level. Information has always been provided for employees, which included training and workshops to create a greater awareness and realization of the importance of risk management.

All manager and employees are responsible for taking charge of the risks inherent in their business operations in order to keep them at an acceptable level. The risk management process is illustrated below:


Risk Management Proces
Responsibilities
Process
> Bord of Directors
> Executive Committee
> Risk Management Committee
1
Establish business plans, objectives and strategies for the company
Set up risk management policy, evaluation criteria & appetite
2
Identify Risks
3
Analyze inherent risk level, existing control System and residual risk level
Extremely
High
Moderate
Low
RISK OWNER & Risk Management Unit
Risk manage by Department Level
4
Risk Treatment
Avoid
Retain / Accept
Transter
Control
Exploit
> RISK OWNER
> Risk Management Unit
> Risk Management Committee
> CEO
> Executive Committee
Review and approve risk treatment plan
Implement the risk treatment plan & report to the Board
NO
Acceptable Residual Risk
YES
Retain
Communicate and Consult
5 Monitor and review by the Risk Management Committee, Internal Audit, Risk Management Unit and the Audit Committee
Monitor and Review

CORPORATE GOVERNANCE AND MANAGEMENT STRUCTURE

1 Establish Policies and Criteria
Set out the policies, objectives, scope of responsibilities, criteria, and risk management procedures to align with the strategies, goals and business plans that are reviewed annually. This process is to be performed at the same time as business planning to ensure that all the aforementioned measures are in alignment.

2 Risk Identification
Identify the risks affecting the achievement of goals and objectives. Risks arise from both internal and external factors and must be identified beforehand: these include such things as changes in and impact on the environment, changes in the law and other relevant regulations, financing, information technology, information for decision-making, investor relations, portfolio management, human resources, and the Company's reputation and security system. The Company will then set priorities and give each risk a ranking before considering a control system. Risks that are identified as "high" and "extremely high" will be analyzed and action plans formulated immediately.

3 Risk Analysis
Ascertain the level of the residual risk after assessing the existing control and prioritized risk level based on the likelihood and impact of risk events. If the residual risk is still "high" or "extremely high", executives are to formulate an action plan immediately. If the residual risk is assessed as "medium" or "low", managers may formulate an action plan to deal with the situation unless the issue is resolved during normal operational processes.

4 Risk Treatment
Establish procedures and plans for the key risks identified at the risk analysis step. Risk treatment can be done in various ways, such as risk control, risk transfer, risk avoidance, risk exploitation, and risk acceptance.

5 Monitoring and Review
Monitor and review risk management results to ensure they are consistent with the established action plans. The Risk Management Unit is to follow up on risk management results and risk management assessment and report their findings to the top executives and the Audit Committee on a semi-annual basis.

6 Business Codes of Conduct

In order to maintain high ethical standards, the Company has formulated a Business Code of Conduct to guide all of the Company's directors, managers and employees as they perform their duties. This Code of Conduct covers the interests of stakeholders, related party transactions, compliance with relevant laws and regulations, protection and proper use of the Company's assets, the monitoring of insider information, confidentiality and the Company's securities trading, interview procedures, and the prevention of conflicts of interest and loss of corporate opportunities.

The Company has arranged an ongoing program to foster ethical values among all its employees. Any violation of this code is subject to a full range of disciplinary action including dismissal. In addition, managers and supervisors at all levels are under the obligation to encourage their subordinates to abide by the Code of Conduct and always behave as model citizens, and to monitor their subordinates' compliance. All employees, managers and directors are encouraged to report any violation of the Code of Conduct to their supervisor, the Internal Audit Department or the Audit Committee.

If an employee observes any unlawful or unethical conduct, it is his or her personal obligations to report this to a supervisor, the manager of the Human Resource Department, the manager of the Internal Audit Department or directly to the Audit Committee.

All reports of unethical conduct will be handled promptly, discreetly and in the strictest confidence.

6.1 Conflicts of Interest

The Board has established a policy to control any conflict of interest that may arise between related parties, such as directors, managers, major shareholders or employees, in order to show integrity, fairness and transparency in all transactions. Business decisions and actions must be based on upholding the best interests of the Company, not for personal gain or the benefit of a family member or close friend.

6.2 Related Party Transactions

The Board has established policies governing related party and connected transactions to avoid conflicts of interest and control these transactions. Related party transactions involving assets and services will be made on terms and pricing that have been negotiated on an arm's length basis. If the related party provides goods a service solely for the Company and no third party price is available, the Company may use information from the report of an independent appraiser hired by the Company to compare prices for important related party transactions in order to ensure reasonable pricing and provide the best arrangement for the Company. Approval for related party transactions is based upon the system for regular transactions. The authority of the individual assigned to approve the transaction will be determined according to the type of transaction and the authorization limit.

The Company has no policy to give financial support in the form of loans or as a loan guarantor for any of the companies in the Group.

Any manager or director who has a conflict of interest will not be allowed to vote on or approve a transaction. The Audit Committee is obliged to review significant related party transactions in order to monitor and prevent conflicts of interest as well as protect the interests of minor shareholders. In executing related party transactions, the Company shall comply with the regulations of the Securities and Exchange Commission and the Stock Exchange of Thailand.

6.3 Monitoring the Handling of Insider Information

The Company has a policy to maintain the confidentiality of material non-public information from unauthorized access that may lead to misuse. An information security policy has been developed that classifies documents by their level of confidentiality, controlling access on a need-to-know basis only.

In addition, all the directors, managers and employees are prohibited from using information that has not been released to the public in order to trade the Company's securities for their own or others' interests. This policy also requires each person to refrain from trading the Company's securities one month prior to the release of such information to the public.

The Company has distributed written guidelines and held informational meetings and training sessions as governing trading the Company's securities and announces the period in which trading cannot be conducted.

The Board requires the Compliance Unit to report details of Company securities held by directors and management, and any change in the holdings, to the Board on a quarterly basis.

Any breach of Section 6.3 above shall be regarded as opposing the Company's policy and is subject to serious disciplinary actions according to Section 241 and 242 of the *Securities and Stock Exchange Act B.E.2535.*

NATURE OF BUSINESS

Wireless Communications Business

The wireless communications business encompasses mobile phone network operation, distribution of mobile handsets and accessories, and payments via mobile phone. Advanced Info Service Public Company Limited (AIS), its associates and subsidiaries operate a mobile phone network on two frequencies (900 MHz and 1800 MHz) as described below.

- AIS operates on the 900 MHz frequency under a 20-year-Build-Transfer-Operate (BTO) concession granted by the Telephone Organization of Thailand (TOT) in 1990. In 1996, the concession was extended to a period of 25 years ending 2015.
- Digital Phone Company Limited (DPC) provides service on the 1800 MHz frequency under a 16-year-Build-Transfer-Operate (BTO) concession granted by the Communications Authority of Thailand (CAT) in 1990. The concession expires in 2013.

The BTO concession agreements require AIS and DPC to build up a cellular network, transfer the assets to the respective concession provider, and then operate the system, with each then responsible for sharing revenues with its concession provider, TOT and CAT. The contract sets out revenue sharing as a percentage of total annual revenue or a stated minimum, whichever is higher. At this point, AIS is obligated to pay 30% of the revenue from its postpaid service and 20% of revenue gained from its prepaid service to TOT and the government (in the form of excise tax). DPC also pays 20% of its revenue to CAT and the government (in the form of excise tax). The revenue share will increase to 25% on September 16, 2006.

Products and services

As a mobile communications service provider, in 2005 AIS continued to offer a broad range of innovative services in response to customers' needs in its portfolio encompassing:

Postpaid Subscription Service

Postpaid service is a contractual cellular phone subscription service for which customers are required to register. They are billed on a monthly basis for service charge plus airtime and other wireless/non-voice usage. There is an extensive network of payment channels throughout the country, including AIS service center, Telewiz (AIS' exclusive distribution channel), and other carefully selected modern trade centers. Postpaid services are offered under two brand names - "GSM Advance Evolution" and "GSM 1800".

Prepaid Subscription Service

Prepaid subscription service enables customers to purchase a number that can be used immediately once registering the prepaid cash card on the system via the handset. The prepaid cash card can be purchased at AIS dealers and can be refilled conveniently via numerous channels, including refill on mobile, ATM, deductions from bank account or VISA credit card and E-refill via an automatic kiosk, phone banking, Internet, mPAY, or AIS Call Centers nationwide.

The prepaid subscription service is branded as "1-2-Call". Designed under the concept of "Freedom Freestyle" - a response to different customer behaviors and lifestyles, it gives customers the freedom of designing their own personal expenses. One of these programs, "Sawasdee", was introduced particularly for those who need a phone but make few calls; the monthly expenses for this program averages 150 baht.

In addition, in 2005, AIS launched a new product, "AIS Cash Card", which is simply a "One-2-Call!" or "Sawasdee" prepaid card, but AIS Cash Card can be used for payment of several other services such as Internet service from CS Loxinfo, Cyber club, and Buddy Broadband.

Value-added Service

Value-added services (VAS) are offered under the name "AIS MobileLIFE". Started in 2004, the "mobileLIFE" WAP Portal has been developed into "mobileLIFE" Plaza in order to allow

easy access to other value-added services. This concept is similar to a shopping plaza that offers a wide range of value-added services that individuals can select services best suited for their needs and lifestyles, with mGANG acting as a representative of customers in each group. In 2005, mobileLIFE Plaza was further upgraded to provide more dynamic response and more variety of services. Among these are combined web services on mobile phone under the concept "Web on Mobile" where customers can gain access to stock information, newspapers, daily diary or information in the Yellow Pages - the first service of this nature in the nation. In addition, AIS mobileLIFE encouraged the creation of community group contacts on mobile phone via the "Chat Zone" service. Customers are able to chat with friends on their mobile phones or those who are online using MSN, Yahoo or ICQ; they can also use the "make-a-friend service" to make new friends via mobileLIFE Plaza.

In 2005, AIS mobileLIFE introduced more innovative value-added services to provide customers with greater convenience in their daily lives in the form of voice and non-voice VAS.

Enterprise Business Service

AIS Smart Solution, as a service provider for entrepreneurs, plays an important role in strengthening competitiveness for both corporate and SME customers. In 2005, AIS Smart Solution presented services under two new concepts to best meet customers' demands.

Business Integration refers to the development of solutions by leveraging off the strengths of different business partners such as communication devices, network service providers and applications, content and software developers, with the aim of meeting the needs of each business type and offering a one stop service point.

Industry segmentation and service customization

AIS identified four additional business groups: hotels, insurance companies, hospitals and educational institutions, adding to the earlier identified eight different business groups. This allowed the company to offer appropriate services and solutions development in both voice and data information to each corporate customer. Besides corporate customers, AIS Smart Solution now offers services that directly meet the needs of SME operators, who are gradually showing increasing interest in applying this type of solutions to enhance their business efficiency.

Industry Outlook and Competition

In 2005, the mobile phone business enjoyed a subscriber growth rate of 10%, adding 2.7 million subscribers from the end of 2004. By the end of 2005, the subscriber base had risen to 29.9 million subscribers, which represents a market penetration rate of 48%. The two major mobile phone operators in Thailand, AIS and DTAC continue to hold 83% of total subscribers.

In the first half of 2005, competition was a bit fierce in Thailand's mobile phone market, with most operators adopting pricing strategy as a competitive tool. Several operators offered cutthroat price promotions of 25 satang per minute for the second minute of use (the first minute was charged at a rate between one to four Baht). In response, AIS launched the "Sure Sure" program to maintain its position. Though pricing strategy helped stimulate growth in the mobile market overall, it unavoidably caused network congestion problems, especially during peak hours. Determined to prevent such problems in its own network congestion, AIS continuously maintained and developed its network efficiency. It is worth noting that the price competition in the first half of 2005 did not bring true subscriber growth but rather lured customers from one operator to another. This situation was obvious in Bangkok, where the market penetration rate is high.

NATURE OF BUSINESS

operators were more focused on expanding subscriber base to capture new markets in theprovinces, where there is evident demand for mobile phone usage. This was achieved on the back of AIS' strength in terms of unmatched network coverage and high quality signal.

Since value-added services began to play a more prominent role in focusing on meeting the needs of customers from a variety of lifestyles, AIS continued to work on adding more innovative value-added services such as mPAY, which allows customers to conduct financial transactions on their mobile phone handsets, WAP on mobile, Push Mail and Microsoft Outlook. AIS also developed new and expanded applications as well as the content of value-added service to offer a greater variety of services tuned to a wider variety of lifestyles for each consumer segment.

Trend of Mobile Phone Market in 2006

The mobile phone industry is evolving towards 3G (third generation) technology, which is related to application of high-speed transmission and reception of voice, data, and images of high quality and in large quantity. AIS is strongly interested and is unmatched in readiness in terms of investment and technology in developing 3G service for consumers in Thailand. Though well prepared, AIS is holding off on investing in 3G, awaiting clear licensing terms from the government.

Satellite and International Business

Shin Satellite Public Company Limited (SATTEL) operates four types of business - satellite transponder leasing and related services, Internet-related services, telephone-related services, and telephone directories and distribution.

Satellite Transponder Leasing and Related Services

SATTEL has a 30-year concession from the Ministry of Information Communication Technology (MICT), expiring in 2021, to operate the national satellite communications project. At the time of publication of this report, it operates four satellites, with a fifth satellite to be launched in mid-2006.

Thaicom 1A, 2 and 3 are conventional satellites, providing broadcasting and telecommunications services over a wide coverage area stretching from Europe to Australia. They are used for free-to-air television broadcasting, Direct-to-Home (DTH) broadcasting and telephone trunking. Thaicom 5, with the same specifications as Thaicom 3, will be launched in 2006. SATTEL intends to migrate customers from Thaicom 3 to Thaicom 5 after the launch and then relocate Thaicom 3 to a new position over the Middle East to open up a new market.

In August 2005, Thaicom 4 (IPSTAR) was successfully launched into orbit. This satellite was designed specifically for satellite broadband communication via Internet Protocol. These services include high-speed data, video and voice communication. Thaicom 4's footprint area is focused on covering the Asia-Pacific region.

Internet-Related Services

SATTEL operates Internet-related businesses through four of its associated company namely, CS LoxInfo Public Company Limited (CSL), with a concession from the Communications Authority of Thailand (CAT) granting it the exclusive license to provide television transponder services via satellite and Internet via satellite for 22 years, expiring in 2016. CSL also provides commercial Internet access with ground and satellite networks under the brand name of CS LoxInfo for 10 years, expiring in 2007.

Telephone-Related Services

SATTEL also provides telephone services in Lao PDR through a joint venture, Lao Telecommunications Company Limited (LTC) and through Cambodia Shinawatra Company Limited (CamShin), a wholly-owned subsidiary in Cambodia. However, the SATTEL's investment in LTC and CamShin was done via its direct holding in Shenington Investments Pte Ltd. (Shenington), which SATTEL owns 100% of total share.

- Telephone business in Laos PDR: It is operated by Lao Telecommunications Company Limited (LTC), a joint venture owned by Shenington (49%) and the Government of Laos PDR (51%). LTC has a 25-year license, expiring in 2021, to operate fixed line telephone, cellular phone, and international call services, including leased-line and Internet services.

- Telephone business in Cambodia: It is operated by Cambodia Shinawatra Company Limited (CamShin), a wholly owned subsidiary of Shenington Investment Pte Ltd. (Shenington). CamShin was granted a 35-year concession from the Cambodia Government, expiring in 2028, to provide mobile telephone services under Digital Phone System (GSM) 1800 MHz and 900 MHz. Moreover, CamShin began to provide Internet access services under the brand name of camshin.net, becoming one of only five Internet providers in Cambodia.

Telephone Directory Printing and Distributing Services

The telephone directory printing and distributing services are operated by Teleinfo Media Company Limited (TMC). In 2005, CSL acquired all remaining TMC ordinary shares (of 36.75%) from TOT Public Company Limited, which resulted in CSL holding 100% in TMC.

TMC publishes and distributes both white and yellow pages telephone directories in Thailand. In 2005, the yellow pages for Bangkok and vicinity was combined into one comprehensive set from previously broken up into 12 pieces. TMC also made an improvement to general content and information to better suit the users' needs. To make it more convenient to users, TMC added new channels of accessing information through Internet or call center. Users can simply go to www.yellowpages.co.th to search for the information needed or call 1188 for assistance.

Industry Outlook and Competition

Conventional Satellite

SATTEL experienced a continuous increase in its conventional satellite usages in 2005 due to the increasing demand in Thailand, Indochina, and South Asia. However, intense competition among satellite operators from China, Malaysia, the United States and numerous European countries has put pressure on transponder fee pricing. SATTEL differentiates itself by introducing value-added services such as television broadcasting (both on C-Band and Ku-Band) and high-speed Internet service to Internet service providers (ISPs). SATTEL is confident that this strategy will bring in a larger customer base in the future.

Broadband Satellite - IPSTAR

The number of global broadband lines reached the 200-million mark in the last quarter of 2005, representing an increase of 25% from the previous year. It is estimated that the number of users will reach 205 million for DSL, cable modem and other broadband technology worldwide. Western Europe accounts for 26% of total high-speed Internet users, followed by North America with 25%. The remaining 45% are from Asia Pacific, Northeast Asia, and Southeast Asia combined. The growth rate of global high-speed Internet usage is estimated at 7.4% (source : www.point-topic.com)

NATURE OF BUSINESS

DSL continues to be the most accepted media for broadband Internet with a market share of 65.9%, followed by cable modem and other technologies, accounting for 34.1%. DSL experiences superior growth in most countries especially in China, but not in the US, Canada, Russia, and some Eastern European countries. China reports the highest DSL growth in the world, while US is the leader in cable modem technology with approximately 23.6 million subscribers in the third quarter of 2005. (source: www.point-topic.com)

Media and Advertising Business

ITV Public Company Limited operates Thailand's first UHF system television station under the name ITV Television. The Company was awarded a "Build-Transfer-Operate" concession, signed by the Prime Minister's Office on July 3, 1995, to build and operate a UHF television master station for a concessionary period of 30 years, ending on July 3, 2025. Under this concession contract (which was amended on April 25, 2000), ITV agreed to transfer its ownership of land, buildings, equipment, and the station's other operational assets as specified under the contract to the Prime Minister's Office upon completion of construction and installation of the station. In turn, the Company is entitled to utilize the station, owns its airtime, and shares its revenue with the Prime Minister's Office at a rate specified in the contract.

On January 30, 2004, the arbitration panel that reviewed the dispute between ITV and the Prime Minister's Office issued its decision. The conditions include lowering the minimum concession compensation paid by ITV and allowing ITV to choose the type of programs to be broadcasted during prime time (7:00-9:30 pm) without any restrictions on the nature of the program. ITV immediately began paying the lower concession charge, retroactive to January 1, and by April engineered a complete program revamp.

The station is operated by ITV and its subsidiary, Artware Media Company Limited, broadcasting 24 hours a day, 365 days a year. It has an extensive broadcasting network of 52 relay stations nationwide, covering 98% of the country's population. As Thailand's first UHF broadcaster, it is equiped with state-of-the-art transmission technology that provides both visual and audio clarity, as UHF offers lower signal interference than VHF. It was also the first station to introduce the digital newsroom fully equipped with an integrated news processing system that provides quick and easy access to stored footage that can then be modified, adjusted and broadcast simultaneously.

In December 2005, the board of directors of ITV Public Company Limited approved the establishment of a new subsidiary, Media Connex Co., Ltd., to operate in the mobile advertising and marketing business with registered capital of Baht 50 million. ITV holds 60% of this company, CA Mobile Limited (CAM) holds 25% and Mitsui & Co., Ltd. (MITSUI) holds 15%. The new company plans to complete its registration early in 2006 and begin operations in the second quarter of 2006.

Industry Outlook and Competition

According to AGB Nielsen Media Research, total ad spending increased from Bt71.447 billion in 2003 to Bt83.622 billion in 2004, which represents a 17.04% increase. In 2005 total ad spending amounted to Bt85.468 billion, grew by 2.21%. The slowdown in ad spending growth was a result of the global oil price surge that led to higher production and transportation costs for manufacturers and thus forcing a reduction in advertising costs. Marketing activities such as events and concerts took a more prominent role as a substitute for traditional media such as TV or radio, removing a share of ad expenditure in these media.

Advertising Expenditure by Media


100%
80%
60%
40%
20%
0%
6.4%
6.4%
18.7%
9.3%
59.2%
7.1%
7.2%
21.2%
8.1%
56.4%
7.9%
7.1%
19.0%
7.5%
58.5%
Others
Magazine
Newspapers
Radio
TV
2003
2004
2005

TV Advertising Expenditure in 2005 by Station


ITV / 18.5%
CH. 3 / 20.8%
CH. 11 / 2.3%
CH. 9 / 13.9%
CH. 5 / 16.5%
CH. 7 / 28.0%

Source: AGB Nielsen Media Research

AGB Nielsen Media Research estimated revenue of each station according to the breakdown of TV advertising expenditure by station and the corresponding ad rate excluding discount. In 2005, Channel 7 had the largest market share (28%), followed by Channel 3 (20.8%), ITV (18.5%), Channel 5 (16.5%), Channel 9 (13.9%), and Channel 11 (2.3%). Ad expenditure at ITV showed a rise of 3% from 2004.

Budget Airline Business

SHIN partnered with AirAsia Sdn Bhd, Asia's first low-cost airline from Malaysia, to establish Thailand's first budget airline, registering the airline as Thai AirAsia Company Limited. This investment is aimed at further developing Thailand's transportation infrastructure and expanding the domestic aviation market by providing a travel alternative for all income level. Thai AirAsia offers a simple "no-frills" service at fares that are on average markedly lower than those offered by traditional full-service airlines.

In February 2004, Thai AirAsia began operating point-to-point flights from its Bangkok hub, with its 8-aircraft fleet of Boeing 747-300 that can accommodate 148 economy seats. Thai AirAsia offers as many as 206 flights per week from Bangkok to 15 destinations both domestically and internationally.

Thai AirAsia plans to expand its fleet and add more destinations in Southeast Asia and Southern China. In 2005, Thai AirAsia had 7 domestic routes: Chiang Mai, Chiang Rai, Had Yai, Phuket, Ubon Ratchathani, Udon Thani, and Narathiwat, and 8 international routes: Macau, Kuala Lumpur, Penang, Kota Kinabalu, Singapore, Xiamen, Hanoi, and Phnom Penh. In the first quarter of 2006, Thai AirAsia will bring in the ninth aircraft to its fleet and add a new domestic destination, which is Krabi.

Consumer Finance Business

Capital OK Company Limited is a joint venture formed by SHIN and DBS Bank of Singapore with the objective of engaging in consumer finance business in Thailand. The company's services include personal loans, sales finance, credit cards, and hire-purchase loans. Personal loans are the main source of revenue, contributing 80% to total revenue.

NATURE OF BUSINESS

In January 2005, Capital OK established Payment Solution Company Limited, a wholly owned subsidiary, to operate its new electronic cash card business, which the electronic cash card is designed to be used for payment of goods and services domestically. Capital OK, since the operation started, has opened 10 branches in the provinces i.e. Cholburi, Chiang Mai, Udon Thani, Suratthani and etc. in order to expand customer base nationwide. In addition to that, Capital OK set up service outlets in department stores, AIS service centers, chain stores, and retail stores i.e. The Mall, Telewiz, J-Mart, IEC and etc throughout the country. At the end of 2005, Capital OK had over 4,400 service outlets nationwide.

Products and Services

Personal Loans

Capital OK's personal loans are all-purpose loans designed to provide added financial flexibility and emergency funds for consumers, with no collateral or guarantor needed. Customers are given the option of determining the number of installment payments that best meet their particular situation.

Sales Finance

Sales finance is installment financing provided for individuals who desire to buy products or services on credit using installment payments. Credit line and number of payments is tailored to match each customer's credit qualifications. This service covers a wide variety of products and services, including electrical appliances, mobile phones, computers and peripherals.

Credit Cards

Capital OK, in cooperation with Thai AirAsia, launched a co-branded credit card under the name "Thai AirAsia Master Card". The card can be either used for regular purchases anywhere where Master Card is accepted or for cash withdrawals at ATMs with displayed "Master Card" or "Cirrus" logo throughout the world.

Hire-Purchase Loans

In October 2005, the company launched a new service under the name "Hire-purchase loans". This service is designed mainly for motorcycle purchases. Customers are obligated to make installment payments within a specific period of time. Credit line, down payment, and payment period are determined by the customer's credit qualifications, product brand, model and price.

Electronic Cash Card

Capital OK's electronic cash card is a refillable digital cash card. The card looks like a normal credit card but stores customer information in the magnetic tape. Presently the company is authorized to issue an electronic cash card with the VISA or Master Card logo on the card. Cardholders can add value to the card and can use it to pay for products and services where "OK Cash Card" logo is displayed.

Industry Outlook and Competition

Early in 2005, many financial institutions and commercial banks were expanding into consumer finance services, attracted by the industry's substantial growth and profitability, thus heightening competition. A number of marketing strategies were used to attract new customers such as attractive campaigns and active direct sales. Around mid-2005, the Bank of Thailand (BoT) passed a new regulation placing a ceiling on interest rate at 28% per annum on personal loan service. This materially impacted most non-bank operators, as their average rates including interest and service fees exceeded the 28% ceiling in response to the higher risk brought by the lower-income customers, their primary client group. This restriction brought down revenue at a time when costs are trending up and bad debt balance is relatively high. In order to increase its revenue stream, Capital OK launched a new service "Hire-Purchase" with motorcycles as the main product. As motorcycle hire-purchase loans do not come under the BoT's regulations, yield and return is higher.

RISK FACTORS

Risks Arising Out of Changes in Laws, Regulations, and Government Policies

Since the NTC was established, it has granted two licenses: one to the TOT Public Company Limited (TOT), and the other to the CAT Telecom Public Company Limited (CAT). Though not included in the licensing yet, the company continues to have the license and right to operate a telecommunication services through to the end of its concession agreement with TOT, as detailed in the Operation of Telecommunications Business Act 2001.

In 2005, the NTC officially promulgated the rules and regulations governing telecommunication business operations in respect to the issue of appropriate charges, license fees, numbering fees, and Universal Service Obligation (USO) fees. All those obtaining a license from the NTC have the responsibility to pay all such fees. As a concessionaire of TOT, AIS is not liable for these fees; instead, it continues to pay concession fees to TOT as outlined in the concession agreement.

Although an interconnection regime was not officially defined or set up in 2005, when it is established, the regime will have minimal effect on the company. With sixteen million subscribers - the highest proportion of subscribers nationwide - the company could even possibly enjoy an advantage over competitors by receiving more interconnection fees generated by the customers of other operators.

AIS has set up three companies, AIS Wireless Communication Network Company Limited, AIS Wire Network Company Limited, and AIS International Network Company Limited, to apply for telecommunications licenses and thereby support liberalization of the mobile phone network, which is likely to increase the number of operators to the arena. At this point, no single operator should be able to gain business advantage over others, since all would be operating under the same rules and regulations. The company, as the major operator in the mobile phone market, is fully prepared for this reform and believes it has advantage over new entrants in the market, since these are likely to face limitations and barriers to entry in the form of expertise, coverage areas, customer base, network development, and ascertaining the most appropriate marketing channels.

With regards to its satellite and international business, the company understands and accepts the government's policy to open up the telecommunications industry in 2006, as required by WTO signatories, believing that competition in a free market will benefit consumers in general. However, the government is obligated by Article 87 of the Thai Constitution to promote free and fair competition, which means foreign satellite service companies wishing to compete for business and to operate in Thailand must also allow the company the opportunity to do likewise in their countries. This principle of reciprocity will enable the company to expand its international markets to compensate for the potential reduction in local market share brought by this open market policy. SATTEL believes that the open market policy will have little or no material impact on the company's businesses, especially when considering its success in expanding into foreign markets over the last few years and the good relationship that it has steadily maintained with its local customers. At the same time, a switch to other operators by its customers will be accompanied by technical hurdles of relocating or repositioning the equipment to the new service operator, the high expense of which would act as a disincentive for switching to competitor services.

The outcome of any amendment of broadcasting legislation, in compliance with the current Frequency Allocation and Radio and Television Broadcasting and Telecommunication Services Act 2000 (which endorses the establishment of

RISK FACTORS

a National Broadcasting Commission - the authority invested with the power to regulate the industry) may result in either stiffer or more lenient legal rulings. In the case of a stiffer ruling, all companies in the broadcasting industry will be equally affected.

In the group's personal loan and credit card business; as a non-bank entity offering financing, it comes under the "Notification of the Bank of Thailand Re: Prescription of Rules, Procedures, and Conditions for Undertaking of Supervised Personal Credit Business of Non Bank Business" which came into effect on July 1, 2005. The credit card business is regulated under the "Notification of Bank of Thailand Re: Prescription of Rules, Procedures, and Conditions for Undertaking of Credit Card Business" as promulgated on March 4, 2005. The non-bank financing and credit card business also comes under "Ministerial Notification of the Licenses Business under Section 5 of Notification of the Revolutionary Party No. 58" (supervised personal credit business). The rulings now in effect are subject to revision from time to time by the Bank of Thailand, and in compliance with the changes may impact the company's operations.

The company's businesses are also regulated by government agencies or bodies, which could place the companies at risk of changing business operation in the future. However, the company is confident that it will remain in compliance with any regulatory change.

Market and Competitive Risks

Wireless Communications Business

The use of competitive pricing strategy, especially without an interconnection regime, affects the overall industrial outlook in areas such as quality of service, particularly in areas where signal or network investment cannot be offset by revenue gained. Once the interconnection regime is in place, a pricing strategy will become a more appropriate marketing tool among mobile phone operators and in turn will help reduce risks in pricing competition. AIS tries to avoid utilizing pricing strategies alone and instead places greater emphasis on providing higher quality signals and a greater variety of services, particularly customer services, and new applications. It has led the way in the innovation of different types of tariffs that are designed to correspond to customer behavior and needs and offers various cost structures based on a balance between cost of investment and revenue and the anticipated interconnection charge.

As far as technology is concerned, there are replacement technologies in the market, including VoIP, WiFi and WiMAX. VoIP offers phone service via Internet, allowing users to receive complete visual, audio and information messages via the Internet and could in the end replace the existing fixed-line phone system. WiFi and WiMAX are voice technology communication services that have a range of eight kilometers. As the costs of these technologies are relatively high, they may be more attractive to the corporate customer than the individual user. Since VoIP, WiFi and WiMAX all lack mobility, which is the main advantage of mobile phone service, we believe these services will impact fixed-line services more heavily than cellular. AIS is aware of these risks and is fully prepared to meet future challenges by developing what it terms "Smart Solutions" and combining products and services from other industrial sectors (industrial convergence) to respond to the wide range of customer needs rather than offering simple in and out calling services. AIS has carefully selected appropriate solutions for each industry to help enhance operational efficiency and created value-added services and product differentiation. AIS closely monitors these changes in order to obtain an accurate evaluate of the situation and to then introduce appropriate strategies with the goal of creating higher value for its shareholders.

Satellite and International Business

SATTEL has been proven successful as a leader in satellite communications in the region encompassing Southeast and Southern Asia. However, the high profitability of this business has brought in a number of newcomers, thereby heightening the competition. In response to this, SATTEL continues developing new products, consistently improving the quality of its services, expanding its customer base to give itself an edge as competition tightens even further and becomes centered on service quality to Thailand's acquiescence to the WTO mandate to open up the telecommunication industry before the end of 2006 requires it to open the door to allow other satellite operators to engage in the satellite communications business in Thailand - enabling SATTEL then to enter other operators' countries on the basis of reciprocity, thereby expanding its market base. Thus, though it opens the door to new players, the playing field will be leveled, giving no single player an advantage over others. SATTEL believes that any negative impact will be negligible.

Media and Advertising Business

The upcoming liberalization of radio and television broadcasting services may intensify competition among existing broadcast stations, cable subscription operators, and new entrants. This could admittedly increase the competition for ratings and thus the advertising pie, eating into ITV's revenues. At the same time, newcomers face barrier to entry that are not so easily overcome; by nature, this business is capital-intensive and highly competitive. Strengthening these barriers is the fact that existing operators are backed by years of experience and are highly skilled, with technological and workforce advantages. Therefore, competition posed by emerging cable operators should have minimal impact to the existing operators, as customer base growth would be held back by the monthly subscription fees.

Technological advancement is allowing non-television media to play a more prominent role in the advertising industry, giving them better and more efficient access to targeted consumers. Advertising agencies and product manufacturers are being given a wider range of alternatives to reach their customers through such new media as outdoor ads, broadband high-speed Internet TV, satellite TV, digital TV on demand, and even cable TV, which might in the future be allowed to sell advertising time. Since advertising via television is more costly than via other media, TV stations may lose some advertising spending share to other media. ITV's operations are believed to be unaffected in the near term because free TV clearly has the highest penetration rate of any media, thus exerting the greatest influence on consumers. In addition, the number of TV advertisers continues to grow. ITV has also been able to amplify its revenue stream by expanding into TV-related businesses, including the sale of news and drama rights to foreign countries, revenue from SMS and mobile phone 1900 calls, and other such activities. We are positive that our revenue and profit growth are sustainable.

Risks Arising Out of Technology and Operations

Wireless Communications Business

Mobile technology is moving towards high-speed data and multimedia communication, from second generation (2G) to third generation (3G) mobile phone systems. These changes will bring with it certain risks, such as the removal of obsolete 2G network equipment, the balancing of investment between 2G and 3G, the delay in obtaining a 3G license from the National Telecommunications Commission (NTC) and the possibility of low return on investment from 3G.

Realizing the ensuing risk, the company has set up a management plan. Part of this plan is to balance investment

RISK FACTORS

between 2G and 3G by continuously monitoring data relating to mobile phone usage and to determine whether the network can still maintain quality service. The results will determine whether the company should continue investing in either 2G or 3G systems to ensure satisfaction to customers at all times, and help attract new subscribers.

Furthermore, the company is preparing all employees to upgrade their competency and technological readiness for the 3G mobile phone system via the formation of a 3G Project Team and arranging ongoing 3G training programs. All employees have increased their 3G competency in terms of knowledge and understanding of business concepts, technical terms and network equipment through various internal media and learning tools. All of this is targeted toward the ultimate goal of no disruption in any of the company's services or in its reputation for top quality and reliable service during implementation of the 3G mobile phone system.

Satellite and International Business

While in orbit, satellites face generic risks of system failure, solar discharge or collision with objects in space. Damages to a satellite system could adversely affect the company's service to customers and make it more difficult to acquire new customers. However, specifications design for satellites are far superior to most other types of vehicle and satellites are designed to withstand a certain amount of wear and tear in space and it is rare that they suffer damage that is severe enough to bring complete failure. The company maintains a contingency plan to minimize adverse effects on customers in the case of severe damage to a satellite. This includes transferring as many as possible to available transponders on the remaining Thaicom satellites. The company has also made agreements for temporary use of satellites operated by other companies, including ST-1 and Intelsat, for services in Taiwan, Laos, Australia, and New Zealand, until a replacement satellite is launched (manufacture and launch is estimated to take no longer than 18 months).

SATTEL is aware of the potential risks of satellites in geostationary orbit and minimizes such risks by fully insuring its satellites. The company and the Ministry of Information and Communications Technology (ICT) are joint beneficiaries, as under the Build-Transfer-Operate concession of the company, the Ministry is the owner of the satellite assets while the company owns the right to operate them. The insurance policy is for full coverage with partial loss, meaning that SATTEL can immediately make a claim when the satellite is partially damaged. The insured value equals the satellite's book value plus the cost for delivery and launch at the time the contract was issued. The insured value does not cover compensation for loss of revenue, to the company or its customers, arising from satellite damage. This could possibly affect the company's operational performance.

Satellite telecommunication technology is evolving continuously, often leading to more efficient use of resources through reduced investment costs as well as a widening of the coverage area. However, technology for conventional satellites in fact have not changed that much. Customers select their satellite operator based on service quality and policies as well as competency rather than technological advancement.

For broadcasting purposes, SATTEL continually studies how to develop conventional satellite service technology in preparation for replacement of Thaicom 1, 2, and 3, which are approaching the end of their service life and to ensure its fleet will continue to be among the most modern. The company has been unceasing in its investment in satellite telecommunication research and development. The IPSTAR satellite is one example. It is the first broadband satellite in the world built to support the demands of telecommunication networks, especially Internet, in the Asia-Pacific region. SATTEL also updates its ground equipment regularly in order to keep pace with the latest developments in satellite technology.

Certain risks of the IPSTAR project have been mitigated or eliminated. The Company launched the satellite successfully on August 11, 2005 and concluded in-orbit tests. Use of IPSTAR ground equipment several years ahead of the launch of the satellite proves that the technology is sound. The company was able to secure several contracts with customers prior to launch, and these will provide the initial revenue. On December 9, 2005, the TOT Public Company Limited, one of Thailand's largest telecommunication companies, became the official National Service Operator for IPSTAR in Thailand, effectively easing much of the marketing risk in Thailand for IPSTAR.

At the end of 2005, Thaicom 5 was under construction in France and targeted for launch in mid-2006. Like other conventional satellites, it is exposed to certain risks and limitations. The construction and launch of a satellite involves a complicating and intricate process and technology. Although the company has carefully selected an expert and internationally renowned manufacturer and launch company, there is no guarantee that there will be no unforeseeable mishaps during the launch. Even when in orbit, the satellite still risks missing its precise orbital location, or may use more fuel than estimated to get into the allotted orbital location and consequently suffer a somewhat reduced service life. In some cases, the satellite might be so irrecoverably damaged that it is unable to function, or become partially damaged and unable to function fully. An unsuccessful launch of the Thaicom 5 satellite would delay revenue generation by the satellite. Plus, the 15-18 months from manufacture to launch of a replacement satellite would affect the company's growth. To minimize the risk, the company has hired a satellite manufacturer/launch company with a good history of success, acknowledged expertise and global reputation, such as those in the US and France. Apart from all this, launch failure is covered by an insurance policy and the company will be fully compensated for the construction and launch of a new replacement satellite.

Business Risks

The satellite telecommunications service industry has steadily become more competitive and this may prompt customers to switch to other operators and not renew their service contracts with SATTEL when contracts expire, mandating that the company continue to work to add new customers. At the same time, changing to a competitor's service is accompanied by technical hurdles of relocating or repositioning the equipment to access the other operatorís satellites. The change is expensive and thus is a barrier to switching. SATTEL's major broadcasting customer is United Broadcasting Corporation PLC (UBC), which accounted for 24.7% or Baht 541 million baht of transponder lease revenues in 2005. UBC has never defaulted on its payments to SATTEL and last year renewed its contract through 2018.

The arbitration panel handed down its decision on the case between ITV and the Office of Prime Minister on January 30, 2004, ordering a significant reduction in concession fee and the removal of content restriction during prime time, with immediate effect. ITV thus began remitting the new concession rate as of January 1, 2004 and restructured its programs on April 1, 2004. However, in April the Office of the Prime Minister, grantor of the concession, filed an appeal with the Administrative Court challenging the ruling. According to section 40 of the Arbitration Act B.E. 2545, the Administrative Court may withdraw the Arbitration's award if it deals with a dispute not falling within the terms of Arbitration contract, or the recognition or the enforcement of the award is against the peace and order or the good morals of the public. Even though the withdrawal is unlikely, it is a risk to ITV. Should the decisions go against ITV, we then has the right to appeal to the Supreme Court and no changes would be forced until the Supreme Court hands down its decision. The appeal is now under consideration by the Administrative Court.

RISK FACTORS

Operational Risks

SHIN Group businesses are centered around telecommunication services, which require massive investment that might affect the company's cash flow. Should one of its business entities require additional capital, the company may not be able to pay a dividend.

Apart from telecommunication and media and advertising businesses, the company has expanded its investment into new arenas. SHIN's 2004 investment in two new businesses; a low-cost airline and consumer finance, places it at risk of potential loss on investment during the early stages or of additional capital injection.

To mitigate the operational risks related to new businesses, each business unit, both existing and new, proposes business plan and business strategies along with budget for the coming year. Each plan is required to be reviewed and approved by the Board of Directors prior to implementation. In general, Board of Directors meetings are held on a monthly basis for consideration and follow-up of business plans, evaluation of business performance, financial management, and marketing strategies to ensure that the appropriate risk management is achieved on a timely basis.

Foreign Exchange Risks

Because the SHIN Group's investment lies mainly in wireless telecommunication and satellite services, the company is by necessity exposed to foreign exchange risk. Seventy seven percent of SATTEL's revenue is denominated in US dollars. The company thus is natural hedged, reducing the Group's exposure. Further reductions in foreign exchange risks are obtained through financial derivatives such as swap and forward contracts. The media and advertising businesses are also involved in foreign exchange transactions as new equipment and foreign programs are purchased abroad. The airline business, since destinations include foreign airports, is by nature involved in transations in various currencies. Currency fluctuations affect all of these factors, and could reach a level that would impact performance. SHIN Group focuses on risk management via use of hedging instruments, entering into a forward contract in foreign currency to soften the risk from foreign currency fluctuation.

SHIN Group has consistently been very conservative in its financial policies; its policy to manage foreign currency risk is based on net foreign currency dominated transactions, revenue structure and cash flow structure. After careful and detailed analysis, the most appropriate financial instrument is selected.

As of December 31, 2005, the company and its subsidiaries had outstanding foreign currency assets, and liabilities after foreign currency forward contracts and foreign currencies options as displayed in the table below.

	Currency (Unit : Million)	Baht Million
Assets		
US Dollars	22.01	902.12
Australian Dollars	0.19	5.86
New Zealand Dollars	0.15	4.35
KIP	75,964.06	285.58
Pounds Sterling	0.0002	0.02
Mataka Macau	0.17	0.85
Singapore Dollars	0.05	1.10
Total		1,199.88
Liabilities		
US Dollars	438.29	18,043.95
Australian Dollars	0.32	9.61
KIP	304,570.29	1,145.00
Norwegian Kroner	0.02	0.14
Total		19,198.70

Business Expansion Risks

The Group's associates and subsidiaries continue to expand to enhance competency as well as to incorporate new products and enhance services. The latest project, the Thaicom 5 satellite, for example, was initiated to increase the existing satellites' broadcasting capacity in response to steadily increasing demand for satellite usage. Should the company find it unable to obtain necessary investment capital through normal routes, SHIN, as a major shareholder, would be at risk of injecting more capital. This should not be a great difficulty to the company, given its strong financial status and sustainable cash inflow from dividend income from subsidiaries and associates that should maintain its liquidity and cash flow. To further reduce this risk, any new investment project will be carefully reviewed prior to approval, in order to ensure that the appropriate return is delivered. The company also places a strong emphasis on maintaining good relationship with investors and financial institutions, both local and foreign, for possible future financing needs.

ORGANIZATION CHART



DIRECTORS' SHAREHOLDING IN THE COMPANY AND ITS SUBSIDIARIES OF THE YEAR 2005

Name	Position	Shin Corporation Public Company Limited				Advanced Info Service Public Company Limited			
		Ordinary Shares		Debentures		Ordinary Shares		Debentures	
		2005	2004	2005	2004	2005	2004	2005	2004
Mr. Pong Sarasin	Chairman of the Board of Directors	-	-	-	-	-	-	-	-
Dr. Olarn Chaipravat	Vice Chairman of the Board of Directors and Chairman of the Audit Committee	-	-	-	-	1,000	1,000	-	-
Assoc.Prof.Dr. Virach Aphimeteetamrong	Member of the Audit Committee	-	-	-	-	-	-	2,000	2,000
Mr. Vithit Leenutapong	Member of the Audit Committee	-	-	-	-	-	-	-	-
Dr. Vichit Suraphongchai	Director	-	-	-	-	-	-	-	-
Mr. S Iswaran	Director	-	-	-	-	-	-	-	-
Mr. Boonklee Plangsiri	Director	1,342,000	1,342,000	-	20,000	-	-	-	-
Mr. Niwattumrong Boonsongpaisan	Director	1,162	213,400	-	-	12,000	12,000	-	-
Mrs. Siripen Sitasuwan	Director	1,073,065	906,255	-	-	-	-	5,000	5,000
Mr. Bhanapot Damapong [1]	Chairman of the Board of Directors	404,589,900	404,589,900	-	-	159,000	159,000	12,000	-
Mr. Surasak Vajasit [2]	Independent Director	-	-	-	-	-	-	-	-
Mr. Arak Chonlatanon [3]	Director	158,239	382,000	-	-	-	-	-	-

Name	Position	Shin Satellite Public Company Limited		ITV Public Company Limited		AD Venture Company Limited		SC Matchbox Company Limited		I.T. Applications and Services Company Limited		Thai AirAsia Company Limited		Capital OK Company Limited	
		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares	
		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Mr. Pong Sarasin	Chairman of the Board of Directors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dr. Olarn Chaipravat	Vice Chairman of the Board of Directors and Chairman of the Audit Committee	18,000	18,000	-	-	-	-	-	-	-	-	-	-	-	-
Assoc.Prof.Dr. Virach Aphimeteetamrong	Member of the Audit Committee	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Vithit Leenutapong	Member of the Audit Committee	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dr. Vichit Suraphongchai	Director	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. S Iswaran	Director	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Boonklee Plangsiri	Director	500	500	-	-	1	1	10	10	1	1	-	-	1	1
Mr. Niwattumrong Boonsongpaisan	Director	200	200	-	-	-	-	70	70	-	-	-	-	-	-
Mrs. Siripen Sitasuwan	Director	-	-	-	-	1	1	10	10	1	1	-	-	1	1
Mr. Bhanapot Damapong [1]	Chairman of the Board of Directors	546,000	546,000	-	-	-	-	90	90	-	-	-	-	-	-
Mr. Surasak Vajasit [2]	Independent Director	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Mr. Arak Chonlatanon [3]	Director	400	400	-	-	1	1	-	-	-	-	-	-	-	-

As of December 31, 2005, the number of ordinary shares and debentures includes holdings by spouse and children age under 20.

Remarks: [1] Resigned from Chairman of the Board of Directors as of January 23, 2006.

[2][3] Resigned from Director as of January 23, 2006.

RELATED TRANSACTIONS

During the year, Shin Corporation Public Company Limited (SHIN) and its subsidiaries and joint ventures had entered into a number of transactions with related parties, the terms of which are negotiated on an arm's length basis in the ordinary course of business and according to normal conditions. The details of related transactions are disclosed in Note 29 to the Financial Statements ending at December 31, 2005.

Significant related transactions between SHIN, its subsidiaries, joint ventures, and the related companies are as follows:

1. Office space rental and facility service

Type and nature of transaction

SHIN, its subsidiaries, and joint ventures entered into rental and related service agreements for office space for period ranging from 2 to 3 years with companies held by the Company's major shareholders, the Shinawatra family. SHIN and its subsidiaries and joint ventures have fully invested in public utilities on the lease promises and the utilities are fully functioning. Any change in the leased premises will create additional costs. The rental and services fees are comparable to the market price and in the ordinary course of business and according to normal trade conditions.

Related Companies	Relationship	Type of Transaction	Amount (Baht Million)
1. S.C. Office Park Company Limited	Shinawatra family, a major shareholder of SHIN, holds 99.99 percent	Office space rental and facility service	40.9
2. Pramaisuri Property Company Limited	Shinawatra family, a major shareholder of SHIN, holds 99.99 percent	Space rental and facility service	8.0
3. Asset Corporation Public Company Limited	Shinawatra family, a major shareholder of SHIN, holds 60.82 percent	Office space rental and facility service	100.6

2. Advertising Expenses

Type and nature of transaction

SC Matchbox Company limited was provided a television advertising service from a company held by SHIN's major shareholders, the Shinawatra family. The related company's television program viewers are the same target group of the company. The service fee is the same rate as for external customers in the ordinary course of business and according to normal trade conditions.

Related Companies	Relationship	Type of Transaction	Amount (Baht Million)
1. Howcome Entertainment Company Limited	Shinawatra family, a major shareholder of SHIN, holds 58.96 percent	Television advertising expense	10.2

3. Construction of satellite

Type and nature of transaction

SATTEL entered into a satellite construction agreement with Codespace Inc, which has common shareholders with Spacecode LLC, a SATTEL's subsidiary. Codespace Inc is an expert in broadband technology. The service fee based on hourly rates plus reimbursement of actual expenses.

Related Companies	Relationship	Type of Transaction	Amount (Baht Million)
1. Codespace Inc	SATTEL and Codespace Inc were joint owner of Spacecode Inc which is SATTEL's subsidiary	Hired by SATTEL for satellite technology development in the iPSTAR project.	44.5

RELATED TRANSACTIONS

4. Income from computer and other related services

Related Companies	Relationship	Type of Transaction	Amount (Baht Million)
1. Shinawatra family's companies	Shinawatra family, a major shareholder of SHIN, is the major shareholder	- Computer , payroll and internet service	6.1
		- Advertising services	4.8

5. Others

Related Companies/parties	Relationship	Type of Transaction	Amount (Baht Million)
1. Other related companies		Car rental, space rental, and other services	4.1
- Alpine golf & sports club Company Limited	Shinawatra family is the major shareholder		
- OAI leasing Company Limited	Shinawatra family is the major shareholder		
- National insurance Company Limited	Director of SHIN is the major shareholder		
2. Shareholders and director of SHIN	Dividend paid to Shinawatra family, major shareholder of SHIN, and directors who are management of SHIN	Dividend paid	3,470.0

Related Transaction Policy

The Group has a policy on related transaction procedures based on arm's length principle. The prices are normally charged at the same rate as external customers. If there is no comparable external customer price, SHIN will compare with the products or services given under similar conditions and circumstances. In some cases, we seek appraisal from independent consultants to ensure that the price is fair and reasonable. Similar to other transactions, the approval must come from authorized person (s) according to the type and size of transaction. Moreover, management with conflict of interest in the transaction will not have approval authority for the transaction. Additionally, the Audit Committee is responsible for reviewing the significant related transactions every quarter in order to ensure that no conflict of interest occurred.

Policy and Trends of Related Transaction

The Shinawatra family, the principal shareholders of the Company, sold all their shares to Cedar Holdings Company Limited and Aspen Holdings Company Limited, part of the Temasek Holding (Pte) Ltd. ("Temasek") on 23 January 2006. Then, the companies under Shinawatra family ceased from being the conflicting companies.

SHIN follows its policy that the related transactions will be synchronized among its business with rational prices and conditions.

MANAGEMENT DISCUSSION & ANALYSIS

Corporate Milestones

On 23 January 2006, the major shareholders of SHIN sold their entire holdings, or 49.595% of the paid-up capital, to Cedar Holding Company Limited ("Cedar") and Aspen Holding Company Limited ("Aspen"), part of Temasek Holding (Pte) Ltd ("Temasek").

Cedar and Aspen intend to work with SHIN's existing management and staff to continue with the current business operations of the Company and its subsidiaries. Moving forward, Cedar and Aspen intend to review the future business strategy of SHIN and its subsidiaries including key business areas, capital structure, and mergers and acquisitions in order to enhance SHIN's growth and profitability, and to maximize shareholders' value.

Overview

On 31 December 2005, the value of investment in subsidiaries, joint ventures and associates (as per the Equity Method) increased by Baht 2.6 billion (net of a Baht 7.2 billion dividend received), or an increase of 7.0%, from Baht 37.4 billion as at 31 December 2004 to Baht 40.0 billion, with the main increase derived from the share of net results from AIS.

Table 1: Investment value and share of net results

Unit: Baht million

	Investment portion (%)		Investment value				Share of net results		
Company	2005	2004	2005	%	2004	%	2005	2004	% increase (decrease)
AIS [1]	42.83	42.91	30,739	76.9	29,662	79.3	8,102	8,696	(6.8)
SATTEL [1] [2]	41.34	51.40	5,539	13.8	4,635	12.4	538	437	23.1
ITV [1]	52.94	53.01	2,424	6.1	2,144	5.7	278	26	969.2
TAA	50.00	50.00	120	0.3	71	0.2	50	(124)	140.3
OK	60.00	60.00	828	2.1	459	1.2	(351)	(141)	148.9
Others			343	0.8	418	1.1	55	(1)	5,600.0
Total			39,993	100.0	37,389	100.0	8,672	8,893	(2.5)

[1] Percentage decreased from the exercise of warrants under the ESOP program of each company.

[2] SATTEL issued 208 million new capital shares to the public in 2Q05.

In June 2005, SATTEL issued an additional 208 million shares, which were offered to the public at Baht 15.30 per share. Consequently, SHIN's investment in SATTEL decreased from 51.38% to 41.47% at that time. However, SATTEL remains a subsidiary of SHIN because SHIN still retains control over the principle operations and financial decisions.

In 2005, SHIN continued to pay dividends out of the cash inflow from AIS and one subsidiary. Details of the dividends are as follows:

Unit: Baht million

Source		For period	Baht / share	Amount
Dividends received				
Annual dividend	- AIS	2H04	2.60	3,286
	- Subsidiary	FY04	144.44	130
Interim dividend	- AIS	1H05	3.00	3,791
Total dividends received				**7,207**
Dividends paid				
Annual dividend		2H04	1.08	3,235
Interim dividend		1H05	1.25	3,748
Total dividends paid				**6,983**
Net dividends received				**224**

Moreover, on 1 March 2006, the Board of Directors passed a resolution to pay the dividends for the year 2005, at the rate of Baht 2.60 per share, of which Baht 1.25 was paid as an interim dividend. The remaining Baht 1.35 per share will be paid in 2006.

MANAGEMENT DISCUSSION & ANALYSIS

Operating Results

Table 2: Selected financial information

Unit: Baht million

	31 Dec 2005	31 Dec 2004	%increase (decrease)
Net profit	8,573	8,699	(1.4)
Share of net result	8,672	8,893	(2.5)
Basic EPS (Baht)	2.87	2.95	(2.7)

Net Profit

In 2005, SHIN's net profit decreased 1.4% from Baht 8.7 billion to Baht 8.6 billion. This was mainly due to the decrease in the share of the net results from investments.

Share of the net results from investments

In 2005, the share of the net results from subsidiaries, joint ventures and associates decreased by 2.5% to Baht 8.7 billion from Baht 8.9 billion in 2004. The main reasons were as follows:

AIS : The share of the net result from AIS decreased 6.8% from Baht 8.7 billion in 2004 to Baht 8.1 billion in 2005. A price war with competitors, rising oil prices which have put pressure on consumer spending, and an increase in network amortization were the reasons behind the drop in service revenue. However, corporate tax dropped as a result of a change in the scratch card revenue recognition method from when the card was sold to when the card is activated.

SATTEL : The share of the net result from SATTEL rose 23.1% from Baht 437 million in 2004 to Baht 538 million in 2005. This was primarily due to recording the insurance claim of Bath 1.1 billion on Thaicom 3 in 2005 as other income, while the impairment for Thaicom 3 was Baht 400 million after its estimated life was revised to 2.5 years.

ITV : The share of the net result from ITV rose 969.2% from Baht 26 million in 2004 to Baht 278 million in 2005 due to an increase in revenue from industrial growth and the station's higher TV ratings, especially prime time rating. However, the SG&A rose from agency rebates that increase with advertising revenues and the compensation paid to 21 former employees under the verdict handed down by the Supreme Court.

TAA : The share of the net result from TAA rose 140.3% from the net loss of Baht 124 million in 2004 to the net gain of Baht 50 million in 2005. This was mainly from gains in operations due to the increase in aircraft and routes.

OK : The share of the net loss from OK rose 148.9% to Baht 351 million in 2005 from Baht 141 million in 2004. The rise in the net loss was a result of a higher allowance for doubtful accounts and higher expenses for marketing activities.

Financial Position

SHIN's assets net of liabilities, or shareholders' equity, increased by Baht 2.9 billion from Baht 36.5 billion as of 31 December 2004 to Baht 39.5 billion as of 31 December 2005. The main result was from investment value in the amount of Baht 2.6 billion (net of a Baht 7.2 billion dividend received) or an increase of 7.0% from Baht 37.4 billion as at 31 December 2004 to Baht 40.0 billion, with the main increase derived from the share of net results from AIS.

Cash Flow

In 2005, SHIN had a cash outflow from operating activities in the amount of Baht 420 million compared to Baht 44 million in 2004. The increase in cash outflow was mainly due to the repayment of interest on a debenture of Baht 469 million which was a one-time payment when the debenture was redeemed in May 2005 before the maturity date.

SHIN had a cash inflow from investment activities in the amount of Baht 6,455 million from the dividend receipt of Baht 7.2 billion, partly from AIS, while having a cash outflow to additional investment in OK of Baht 720 million due to the capital increase from Baht 1.0 billion to Baht 2.2 billion in order to finance future growth.

SHIN had a cash outflow from financing in the amount of Baht 7.6 billion mainly from:

- the payment of dividends in the amount of Baht 7.0 billion
- the early redemption of debentures in the amount of Baht 2.7 billion
- the repayment of short-term loans in the amount of Baht 1.3 billion
- the receipt from the share capital of SHIN in the amount of Baht 913 million from the exercise of a SHIN warrant (SHIN-W1) in the amount of 40.6 million units at Baht 20.50 per unit
- the receipt from net short-term loans of Baht 2.5 billion.

Capital Structure and Liquidity

As of 31 December 2005, SHIN's liquidity ratio was 0.51x compared to 34.36x at 31 December 2004. This was because SHIN exercised its right to redeem its debenture of Baht 2.7 billion early and paid interest in the amount of Baht 469 million by using cash from the short-term loan and part of the existing cash reserves. This was done in order to reduce the financial costs.

However, the debt to equity ratio was 0.03x at 31 December 2005, decreased from 0.09x at 31 December 2004. SHIN considered this enough for other potential investments.

Advanced Info Service PLC and Subsidiaries (AIS)

Operating Results

AIS's net profit was Baht 19.00 billion, a decrease of 6.7% because of lower service revenue, higher amortization cost, and the cost of the new "Buddy Broadband" service. Conversely, AIS had a better control of SG&A expenses, of which the allowance for doubtful accounts and marketing expenses dropped.

Total Revenue

AIS recorded total revenue of Baht 92.5 billion, a decrease of 4.1% as a result of a price war and a rapid surge in the price of oil which caused consumer spending to drop. The average revenue per user (ARPU) of GSM Advance, One-2-Call! and GSM 1800 in 2005 dropped to Baht 1,127, Baht 315 and Baht 973, respectively. The sale of handsets dropped slightly from the previous year, which was a result of a higher sales volume but lower selling price per unit.

MANAGEMENT DISCUSSION & ANALYSIS

Total Costs

Total costs rose by 2.3% from Baht 53.0 billion in 2004 to Baht 54.2 billion in 2005. This was due to an increase of Baht 24.2 billion, or 8.0% from 2004, in the cost of services and equipment rental, which was affected by the higher network amortization resulting from a continued expansion of the mobile network and costs related to the new "Buddy Broadband" service. The decrease in concession fees and excise taxes to Baht 19.2 billion in 2005, or 3.8% from 2004, was due to lower revenue from the mobile service. However, as per the concession agreement, the concession fee of the postpaid service (GSM Advance) increased from 25% to 30% of revenue since it started in October 2005.

Selling and Administrative Expenses

SG&A dropped 8.7% from Baht 11.0 billion in 2004 to Baht 10.1 billion in 2005. This was mainly due to lower marketing expenses of Baht 824 million. Also, bad debt and allowances for doubtful accounts dropped Baht 252 million due to AIS's efforts in strengthening collection performance. In 2004, AIS donated Baht 120 million to charity for victims of the Asian tsunami.

Interest Expenses

The interest expenses dropped Baht 600 million from Baht 2.1 billion in 2004 to Baht 1.5 billion in 2005 as a result of the redemption of a debenture worth Baht 4.0 billion.

Income Tax

Income tax for 2005 dropped dramatically to Baht 8.4 billion from Baht 10.6 billion in 2004 as a result of lower revenue from the scratch card. This was caused by the change in revenue recognition from the point of sales to the activation of the scratch card.

Financial Position

Assets

As at December 2005, total assets were Baht 119.0 billion, a decrease of 1.8% from Baht 121.2 billion. This was mainly a result of higher depreciation and amortization of property and equipment, and a reduction in trade accounts receivable, which was a reflection of an effective collection system. However, cash & cash equivalents rose from 2004 due to restricted bank deposits as per the notification of the Bank of Thailand, which requires cash card businesses to maintain a cash reserve.

Liabilities

Total liabilities in 2005 were Baht 47.9 billion, down from Baht 53.1 billion in 2004. During 2005, AIS redeemed a Baht 4.0 billion long-term debenture.

Shareholders' Equity

As at 31 December 2005, total shareholders' equity was Baht 71.1 billion, an increase of Baht 68.1 billion mainly as a result of the net profit of Baht 18.9 billion while the total dividends paid amounted to Baht 16.5 billion.

Liquidity

In 2005, AIS recorded a net cash flow from operating activities of Baht 33.6 billion, a decrease of Baht 5.3 billion from the previous year. This was mainly due to Baht 4.7 billion restricted cash in bank deposits in compliance with the notification of the Bank of Thailand. AIS had a net cash outflow in investing activities of Baht 16.3 billion, a rise of Baht 13.1 billion from 2004. The net cash outflow from financing activities was Baht 20.0 billion compared to Baht 25.0 billion in 2004, as a result of lower repayment of short-term and long-term loans while the dividend paid was Baht 16.5 billion, which was higher than last year.

Shin Satellite PLC and Subsidiaries (SATTEL)

Consolidated Operating Results

SATTEL reported a net profit for 2005 of Baht 1.2 billion, an increase of 41.1% compared to Baht 856 million in 2004.

Sales and Service Income

SATTEL reported consolidated sales and service income for 2005 of Baht 5.6 billion, an increase of Baht 469 million, or 9.2%, compared to Baht 5.2 billion in 2004. This was due to an increase in revenue from the satellites and related services. The revenue was driven by the sale of 17,992 UTs in 2005, compared to only 5,476 UTs in 2004. After its official commencement, SATTEL has started receiving revenue from transponder leasing on Thaicom 4 (IPSTAR) Baht 26 million in the fourth quarter of 2005. However, the revenue from the Thaicom conventional satellite business for 2005 was Baht 2.4 billion, a decrease of Baht 154 million, or 5.9%, from Baht 2.6 billion in 2004. The growth of telephone users in both Cambodia and Laos PDR has increased the subscriber base of every operator. This growth has been dominated by prepaid subscribers.

Cost of Sales and Services

SATTEL reported total costs for 2005 of Baht 3.9 billion, an increase of Baht 682 million, or 21.2%, compared to Baht 3.2 billion in 2004. This was in line with an increase in revenue from the satellite and telephone businesses. Costs relating to transponder leasing and related services were Baht 2.8 billion, an increase of 28.4% from Baht 2.2 billion in 2004. This was mainly due to an increase in the amortization cost of IPSTAR assets, which begins to be amortized this year as well as an increase in Thaicom 3's amortization cost following its shorter useful life. Costs relating to the telephone business amounted to Baht 1.0 billion, an increase of 37.3% from Baht 737 million in 2004. As a result of a high growth in the number of telephone users in Cambodia and Laos PDR over the last year, SATTEL has expanded its telephone network to serve an increasing demand.

Selling and Administrative Expenses

The SG&A, including directors' remuneration, rose as a result of an increasing focus on marketing expenses for promoting IPSTAR services in the international market and other media. This is to lay the market foundation for the launch of Thaicom 4 (IPSTAR) services. Moreover, SATTEL recorded a provision for obsolete stock of UTs of Baht 65 million. In addition, Camshin recorded a provision for an impairment of Baht 32 million for its NMT network due to the implementation of new technology (the CDMA system) to replace the old NMT fixed line system.

Interest Expense

The interest expense was Baht 193 million, an increase of Baht 62 million, or 47.3%, compared to Baht 131 million in 2004 due to the recognition of interest payments on IPSTAR as interest expense once the service commenced in December 2005.

Gain (Loss) on Exchange Rate

SATTEL reported a gain of Baht 40 million on foreign exchange in 2005, in contrast to a loss of Baht 28 million in the previous year.

MANAGEMENT DISCUSSION & ANALYSIS

Non-recurring Items

As a result of signing a contract with Alcatel for the construction of Thaicom 5, and part of that satellite future use to replace the missing capacity on Thaicom 3, SATTEL recorded the insurance claim on Thaicom 3 as "revenue from insurance compensation" in the amount of Baht 1,083 million. Additionally, impairment for Thaicom 3 was recorded in the amount of Baht 400 million. Because the estimated life of Thaicom 3 has been revised to 2.5 years, this will create an increase of approximately Baht 308 million in the cost of its amortization. The amortization is a non-cash item and will not have an effect on SATTEL's ability to conduct its business.

Income Tax Expense

SATTEL's income tax expense was Baht 200 million in 2005, down from Baht 298 million in 2004, as a result of a decrease in operating results.

Financial Position

Assets

At the end of 2005, SATTEL reported total assets of Baht 33,687 million, an increase from the end of 2004 of Baht 6.1 billion, or 22.1%. This was caused by an increase in the assets under construction of Thaicom 4 (IPSTAR) and Thaicom 5, and investment in expanding the telephone networks in Cambodia and Laos PDR.

Liabilities

SATTEL's net borrowing at the end of 2005 was Baht 17.1 billion, an increase of Baht 823 million from Baht 16.3 billion at the end of 2004. Long-term loans increased as a result of the increase in loans for the Thaicom 4 (IPSTAR) project as well as the drawdown of the Thaicom 5 project.

Shareholder's Equity

Shareholders' equity was Baht 13.6 billion at the end of 2005. SATTEL's paid-up capital and premium on shares were Baht 5.5 billion (2004: Baht 4.4 billion) and Baht 4.3 billion (2004: 2.2 billion) respectively, following its issuance of 208 million new ordinary shares at Baht 15.3 per share in the second quarter of 2005 and the exercise of warrants under SATTEL's ESOP project. SATTEL had retained earnings of Baht 3,314 million, reflecting an increase of Baht 1.2 billion from the profit earned in 2005 offset by an increase in the legal reserve of Baht 60 million.

Liquidity

At the end of 2005, SATTEL had a current ratio of 0.58x, up from 0.44x at the end of 2004. This was because of a decrease of Baht 1.4 billion in short-term loans. (2005: Baht 38 million, 2004: Baht 1.4 billion) coupled with an increase in current assets.

ITV PLC and Subsidiaries (ITV)

Operating Results

ITV recorded a net profit of Baht 679 million in 2005, which rose from Baht 205 million in 2004. The total revenue of ITV keeps rising. The total cost and interest expense has dropped while the SG&A has grown.

Total Revenue

The total revenue of ITV was Baht 2.3 billion, which rose by Baht 504 million due to industrial growth and the improvement of ITV's ratings, especially prime time ratings.

Costs and SG&A

The cost of services dropped slightly to Baht 941 million in 2005 due to a reduction in programming costs brought about by changes in the production scheme from a "Hired Production Basis" to a "Time Sharing Basis" and "Revenue Sharing Basis". The SG&A grew by Baht 55 million to Baht 474 million due to an increase in agency rebates which increase with the advertising revenue and the compensation of Baht 25 million to 21 former employees under the verdict handed down by the Supreme Court.

Concession Expense

ITV recorded a concession expense of Baht 230 million, based on the required minimum return set in accordance with the ruling of the Arbitration Court on 30 January 2004 regarding the downward adjustment of required minimum concession compensation.

Financial Position

Assets

At the end of 2005, ITV's total assets were Baht 3.5 billion, a rise of Baht 477 million from 2004 due to current assets which rose Baht 654 million, which were cash and cash equivalents collected from the incremental revenue. Non-current assets dropped Baht 177 million due to depreciation and amortization.

Liabilities

The liabilities stood at Baht 1.1 billion, a drop of Baht 210 million, or 15.8%. The decline was a result of partial long-term debt repayment.

Shareholders' Equity

At the end of 2005, ITV's total shareholders' equity was Baht 2.3 billion, an increase of Baht 687 million from last year. The increase was the result of a net profit of Baht 679 million and a capital injection from the exercised warrants under the ESOP program. The debt to equity ratio improved from 0.81x in 2004 to 0.48x in 2005.

BOARD OF DIRECTORS' RESPONSIBILITY FOR FINANCIAL REPORTING

The Board of Directors is responsible for Shin Corporation Public Company Limited's financial statements and Shin Corporation Public Company Limited and its subsidiaries' consolidated financial statements, including the financial information presented in this annual report. The aforementioned financial statements are prepared in accordance with generally accepted accounting principles, using careful judgment and the best estimations. Important information is adequately and transparently disclosed in the notes to financial statements for the Company's shareholders and investors.

The Board of Directors has provided and maintained a risk management system and appropriate and efficient internal controls to ensure that accounting records are accurate, reliable and adequate to protect its assets and uncover any weaknesses that may be present in order to prevent fraud or materially irregular operations.

In this regard, the Board of Directors has appointed an Audit Committee to be responsible for reviewing the accounting policy, financial reports, internal controls, internal audit and risk management system. The Audit Committee has also reviewed a disclosure of related party transactions. All their comments on these issues have been included in the Audit Committee Report which is presented in this annual report.

The financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries have been examined by an external auditor, PricewaterhouseCoopers ABAS Limited. To conduct the audits and express an opinion in accordance with generally accepted auditing standards, the auditor was provided with all of the Company's records and related data as requested. The auditor's opinion is presented in the auditor's report as part of this annual report.

The Board of Directors believes that the Company's overall internal control system has functioned up to a satisfactory level and rendered credibility and reliability to Shin Corporation Public Company Limited's financial statements and Shin Corporation Public Company Limited and its subsidiaries' consolidated financial statements for the year ended 31 December 2005. The Board of Directors also believes that all these financial statements have been prepared in accordance with generally accepted principles and related regulations.

(Pong Sarasin)
Chairman of the Board

(Boonklee Plangsiri)
Chairman of the Executive Committee

AUDITOR'S REPORT

To the Shareholders of Shin Corporation Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2005 and 2004, and the related consolidated and company statements of income, changes in shareholders' equity, and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2005 and 2004, and the consolidated and company results of operations, and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted accounting principles.

Prasan Chuaphanich
Certified Public Accountant (Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited
Bangkok
1 March 2006

BALANCE SHEETS

Shin Corporation Public Company Limited
As at 31 December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
ASSETS	Notes	Baht	Baht	Baht	Baht
Current assets					
Cash and cash equivalents	3	2,628,319,439	3,563,016,327	327,427,764	1,852,172,180
Current investments	4	272,114,217	485,343,080	272,114,217	275,199,345
Trade accounts and notes receivable, net	5	1,955,794,311	1,931,200,566	7,294,737	15,338,833
Current portion of loans and accrued interest receivable, net	6	4,659,421,547	590,292,209	-	-
Amounts due from and advances to related parties	29	26,404,384	10,858,353	18,195,418	264,903
Inventories, net	7	661,632,270	363,212,976	-	-
Current portion of accounts receivable - forward contract, net	18	259,534,467	557,130	-	-
Other current assets	8	1,127,803,027	592,205,042	29,208,491	42,584,726
Total current assets		11,591,023,662	7,536,685,683	654,240,627	2,185,559,987
Non-current assets					
Loans and accrued interest receivable, net	6	1,746,709,864	455,949,553	-	-
Investments in subsidiaries, associates and joint ventures	9	31,252,567,588	30,141,262,135	39,995,402,763	37,389,405,079
Other investments	10	26,249,938	26,249,938	26,249,938	26,249,938
Loans to other company		25,180,465	29,174,451	-	-
Property and equipment, net	11	8,747,281,042	20,019,468,040	43,095,889	48,602,500
Property and equipment under concession agreements, net	12	21,316,574,123	6,098,020,583	-	-
Goodwill, net	13	1,306,249,035	1,404,375,690	-	-
Other intangible assets, net	14	1,673,047,981	356,721,412	18,942,697	28,329,733
Refundable income tax		331,810,073	-	-	-
Other assets	29	394,940,662	295,743,459	913,579	6,630,805
Total non-current assets		66,820,610,771	58,826,965,261	40,084,604,866	37,499,218,055
Total assets		78,411,634,433	66,363,650,944	40,738,845,493	39,684,778,042

The accompanying notes are an integral part of these consolidated and company financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	Consolidated 2005 Baht	Consolidated 2004 Baht	Company 2005 Baht	Company 2004 Baht
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	16	4,348,926,343	2,112,099,934	1,200,000,000	-
Trade accounts and notes payable	15	995,812,018	947,464,710	12,239,534	1,604,820
Accounts payable - property and equipment		1,215,420,860	453,636,630	-	-
Amounts due to and loans from related parties	29	13,641,809	6,434,171	2,631,934	660,404
Current portion of long-term borrowings	16	2,878,341,911	2,227,293,356	682,776	1,130,379
Current portion of forward contracts payable, net	18	112,859,300	563,674,263	-	-
Accrued concession fees		613,762,447	1,024,641,661	-	-
Other current liabilities	17	1,756,015,956	1,195,582,598	56,148,045	60,218,029
Total current liabilities		11,934,780,644	8,530,827,323	1,271,702,289	63,613,632
Non-current liabilities					
Forward contracts payable, net	18	6,726,200	-	-	-
Cross currency and interest rate swap contracts payable, net	18	158,209,200	-	-	-
Long-term borrowings, net	16	17,640,465,935	12,790,386,388	526,553	1,601,149
Long-term debentures, net	16	-	2,680,086,930	-	2,680,086,930
Other liabilities		90,961,760	520,959,567	-	404,033,177
Total non-current liabilities		17,896,363,095	15,991,432,885	526,553	3,085,721,256
Total liabilities		29,831,143,739	24,522,260,208	1,272,228,842	3,149,334,888

The accompanying notes are an integral part of these consolidated and company financial statements.

BALANCE SHEETS (continued)

Shin Corporation Public Company Limited

As at 31 December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	Baht	Baht	Baht	Baht
Shareholders' equity					
Share capital	19				
Authorised share capital - common shares		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and paid-up share capital - common shares		2,999,314,941	2,953,632,089	2,999,314,941	2,953,632,089
Warrants	19	484,579,162	607,928,668	484,579,162	607,928,668
Premium on share capital	19	6,100,288,491	5,109,278,491	6,100,288,491	5,109,278,491
Unrealised gain on dilution of investments		4,010,387,713	3,619,811,564	4,010,387,713	3,619,811,564
Unrealised loss from revaluation of current investment		(29,521,231)	(26,801,817)	(29,521,231)	(26,801,817)
Advance receipt for share subscription		9,113,790	-	9,113,790	-
Retained earnings					
Appropriated					
Legal reserve	20	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		25,458,309,450	23,867,925,905	25,458,309,450	23,867,925,905
Cumulative foreign currency translation adjustment		(65,855,665)	(96,331,746)	(65,855,665)	(96,331,746)
Total parent's shareholders' equity		39,466,616,651	36,535,443,154	39,466,616,651	36,535,443,154
Minority interests	21	9,113,874,043	5,305,947,582	-	-
Total shareholders' equity		48,580,490,694	41,841,390,736	39,466,616,651	36,535,443,154
Total liabilities and shareholders' equity		78,411,634,433	66,363,650,944	40,738,845,493	39,684,778,042

The accompanying notes are an integral part of these consolidated and company financial statements.

STATEMENTS OF INCOME

Shin Corporation Public Company Limited

For the years ended 31 December 2005 and 2004

	Notes	Consolidated 2005 Baht	Consolidated 2004 Baht	Company 2005 Baht	Company 2004 Baht
Revenues	29				
Revenues from sales and services		12,582,722,966	10,630,927,238	288,954,349	296,816,958
Revenue from insurance compensation	12	1,082,653,766	-	-	-
Other income	22	301,899,688	379,564,486	55,471,281	31,804,866
Share of net results from investments - equity method	9	8,228,647,330	8,814,649,052	8,671,676,633	8,893,083,904
Total revenues		22,195,923,750	19,825,140,776	9,016,102,263	9,221,705,728
Expenses	29				
Cost of sales and services		7,784,191,876	6,903,893,966	131,796,588	116,322,645
Concession fees		650,163,060	662,299,007	-	-
Selling and administrative expenses		3,110,847,002	2,308,272,668	190,296,443	219,882,986
Impairment of assets	12	400,000,000	-	-	-
Directors' remuneration	23	17,170,685	14,406,634	9,984,400	7,890,900
Total expenses		11,962,372,623	9,888,872,275	332,077,431	344,096,531
Profit before interest and tax		10,233,551,127	9,936,268,501	8,684,024,832	8,877,609,197
Interest expenses		(451,524,963)	(347,639,156)	(110,765,450)	(177,860,036)
Income tax	33	(246,231,353)	(361,502,981)	-	-
Profit before minority interests		9,535,794,811	9,227,126,364	8,573,259,382	8,699,749,161
Share of net results from subsidiaries to minority interests		(962,535,429)	(527,377,203)	-	-
Net profit for the year		8,573,259,382	8,699,749,161	8,573,259,382	8,699,749,161
Basic earnings per share (Baht)	25				
Net profit for the year		2.87	2.95	2.87	2.95
Diluted earnings per share (Baht)	25				
Net profit for the year		2.78	2.85	2.78	2.85

The accompanying notes are an integral part of these consolidated and company financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Shin Corporation Public Company Limited

For the years ended 31 December 2005 and 2004

	Issued and paid up share capital (Note 19)	Warrants (Note 19)	Premium on share capital (Note 19)	Unrealised gain on dilution from investments
As at 31 December 2003	2,939,047,500	607,940,845	4,871,898,000	3,317,161,817
Increase in share capital	14,584,589	(12,177)	237,380,491	-
Unrealised gain on dilution from investments	-	-	-	302,649,747
Unrealised loss from revaluation of current investment	-	-	-	-
Advance receipt for share subscription desrease during the year	-	-	-	-
Net profit for the year	-	-	-	-
Dividends paid during the year (Note 34)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-
Minority interests increase during the year	-	-	-	-
As at 31 December 2004	2,953,632,089	607,928,668	5,109,278,491	3,619,811,564
Increase in share capital	45,682,852	(123,349,506)	991,010,000	-
Unrealised gain on dilution from investments	-	-	-	390,576,149
Unrealised loss from revaluation of current investment	-	-	-	-
Advance receipt for share subscription increase during the year	-	-	-	-
Net profit for the year	-	-	-	-
Dividends paid during the year (Note 34)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-
Minority interests increase during the year	-	-	-	-
As at 31 December 2005	2,999,314,941	484,579,162	6,100,288,491	4,010,387,713

The accompanying notes are an integral part of these consolidated and company financial statements.

Consolidated (Baht)

Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve (Note 20)	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests (Note 21)	Total
(18,614,953)	25,272,440	500,000,000	20,534,743,052	(87,023,647)	5,013,216,948	37,703,642,002
-	-	-	-	-	-	251,952,903
-	-	-	-	-	-	302,649,747
(8,186,864)	-	-	-	-	-	(8,186,864)
-	(25,272,440)	-	-	-	-	(25,272,440)
-	-	-	8,699,749,161	-	-	8,699,749,161
-	-	-	(5,366,566,308)	-	-	(5,366,566,308)
-	-	-	-	(9,308,099)	-	(9,308,099)
-	-	-	-	-	292,730,634	292,730,634
(26,801,817)	-	500,000,000	23,867,925,905	(96,331,746)	5,305,947,582	41,841,390,736
-	-	-	-	-	-	913,343,346
-	-	-	-	-	-	390,576,149
(2,719,414)	-	-	-	-	-	(2,719,414)
-	9,113,790	-	-	-	-	9,113,790
-	-	-	8,573,259,382	-	-	8,573,259,382
-	-	-	(6,982,875,837)	-	-	(6,982,875,837)
-	-	-	-	30,476,081	-	30,476,081
-	-	-	-	-	3,807,926,461	3,807,926,461
(29,521,231)	9,113,790	500,000,000	25,458,309,450	(65,855,665)	9,113,874,043	48,580,490,694

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (continued)

Shin Corporation Public Company Limited

For the years ended 31 December 2005 and 2004

	Issued and paid up share capital (Note 19)	Warrants (Note 19)	Premium on share capital (Note 19)	Unrealised gain on dilution from investments
As at 31 December 2003	2,939,047,500	607,940,845	4,871,898,000	3,317,161,817
Increase in share capital	14,584,589	(12,177)	237,380,491	-
Unrealised gain on dilution from investments	-	-	-	302,649,747
Unrealised loss from revaluation of current investment	-	-	-	-
Advance receipt for share subscription decrease during the year	-	-	-	-
Net profit for the year	-	-	-	-
Dividends paid during the year (Note 34)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-
As at 31 December 2004	2,953,632,089	607,928,668	5,109,278,491	3,619,811,564
Increase in share capital	45,682,852	(123,349,506)	991,010,000	-
Unrealised gain on dilution from investments	-	-	-	390,576,149
Unrealised loss from revaluation of current investment	-	-	-	-
Advance receipt for share subscription increase during the year	-	-	-	-
Net profit for the year	-	-	-	-
Dividends paid during the year (Note 34)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-
As at 31 December 2005	2,999,314,941	484,579,162	6,100,288,491	4,010,387,713

Company (Baht)

Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve (Note 20)	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
(18,614,953)	25,272,440	500,000,000	20,534,743,052	(87,023,647)	-	32,690,425,054
-	-	-	-	-	-	251,952,903
-	-	-	-	-	-	302,649,747
(8,186,864)	-	-	-	-	-	(8,186,864)
-	(25,272,440)	-	-	-	-	(25,272,440)
-	-	-	8,699,749,161	-	-	8,699,749,161
-	-	-	(5,366,566,308)	-	-	(5,366,566,308)
-	-	-	-	(9,308,099)	-	(9,308,099)
(26,801,817)	-	500,000,000	23,867,925,905	(96,331,746)	-	36,535,443,154
-	-	-	-	-	-	913,343,346
-	-	-	-	-	-	390,576,149
(2,719,414)	-	-	-	-	-	(2,719,414)
-	9,113,790	-	-	-	-	9,113,790
-	-	-	8,573,259,382	-	-	8,573,259,382
-	-	-	(6,982,875,837)	-	-	(6,982,875,837)
-	-	-	-	30,476,081	-	30,476,081
(29,521,231)	9,113,790	500,000,000	25,458,309,450	(65,855,665)	-	39,466,616,651

STATEMENTS OF CASH FLOWS

Shin Corporation Public Company Limited

For the years ended 31 December 2005 and 2004

	Notes	Consolidated		Company	
		2005 Baht	2004 Baht	2005 Baht	2004 Baht
Net cash flows from/(used in) operating activities	28	(2,991,667,909)	2,004,505,380	(420,012,268)	(44,313,213)
Cash flows from investing activities					
Acquisition of subsidiary, associates and joint venture, net of cash acquired	9	(3,461,809)	(180,037,912)	(720,000,000)	-
Acquisition of other investment, net of cash acquired		-	(1,249,938)	-	(1,249,938)
Purchases of property and equipment		(6,962,842,348)	(3,122,725,926)	(15,615,283)	(26,451,239)
Investments in intangible assets		(124,455,037)	(52,375,174)	(420,250)	(21,500)
Investments in property and equipment under concession agreements		(62,244,583)	(81,942,850)	-	-
Decrease (increase) in current investme		210,509,450	(200,148,850)	-	-
Decrease (increase) in loans and advan to related parties		(15,546,031)	-	(17,930,515)	945,629
Disposals of a joint venture, net of cash ed	9	-	-	-	306,000,000
Proceeds from disposal of equipment		7,039,258	19,017,362	2,543,633	2,028,221
Dividends received from subsidiaries a iates	9	7,169,324,196	5,408,290,999	7,206,731,202	5,590,453,685
Net cash flows from investing activi		218,323,096	1,788,827,711	6,455,308,787	5,871,704,858
Cash flows from financing activities					
Receipts from short-term loans	16	8,728,487,299	5,111,366,307	2,450,000,000	-
Receipts from long-term loans	16	6,367,731,905	1,674,243,434	-	-
Receipts from share capital issued by aries	9	3,175,165,782	1,135,861,956	-	-
Receipts from increase in share capit	19	913,343,346	226,680,463	913,343,346	226,680,463
Receipts from advance receipt for sh cription		9,113,790	-	9,113,790	-
Repayments of short-term loans	16	(6,500,858,083)	(3,694,819,679)	(1,250,000,000)	-
Repayments of long-term loans	16	(1,153,752,864)	(1,327,766,503)	(1,522,199)	(236,643,993)
Redemption of debenture	16	(2,698,100,000)	-	(2,698,100,000)	-
Dividends paid	34	(6,982,875,872)	(5,366,566,308)	(6,982,875,872)	(5,366,566,308)
Repayments of share capital to subsio ority	9	(20,812,301)	-	-	-
Dividends paid to minorities		-	(106,206,167)	-	-
Net cash flows from/ (used in) financin ities		1,837,443,002	(2,347,206,497)	(7,560,040,935)	(5,376,529,838)

The accompanying notes are an integral part of these consolidated and company financial statements.

	Notes	Consolidated		Company	
		2005	2004	2005	2004
		Baht	Baht	Baht	Baht
Net increase (decrease) in cash and cash equivalents		(935,901,811)	1,446,126,594	(1,524,744,416)	450,861,807
Cash and cash equivalents, opening balance		3,563,016,327	3,579,241,762	1,852,172,180	1,401,310,373
Cash recognised on change of status					
of subsidiary to associate	9	-	(1,469,857,634)	-	-
Unrealised loss on exchange rate		1,204,923	7,505,605	-	-
Cash and cash equivalents, closing balance	3	2,628,319,439	3,563,016,327	327,427,764	1,852,172,180

Supplementary disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the year ended 31 December are as follows:

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Interest paid	1,353.65	457.37	496.64	0.19
Income tax paid	687.93	384.08	-	-
Non-cash transactions				
Purchases of property and equipment and				
intangible assets by liabilities	960.77	452.11	2.00	0.55
Property and equipment under finance leases	49.87	3.00	-	0.65
Purchases of programming rights and				
production costs by liabilities	4.12	8.08	-	-
Conversion of accounts payable - purchases				
of equipment to long-term loans	133.20	-	-	-

The accompanying notes are an integral part of these consolidated and company financial statements.

NOTE TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

Shin Corporation Public Company Limited

For the years ended 31 December 2005 and 2004

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand. The registered office of the Company is :

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company, its subsidiaries, associates, joint ventures (together "the Shin Corp Group", or "the Group") are principally engaged in the satellite, internet, telecommunications, media and advertising, low-fare airline and consumer finance. The Group renders satellite transponder and related services, operates a television channel, is an internet service provider and content producer, provides advertising services and publishes telephone directories, trades in cellular telephone equipment, provides nationwide cellular network services, provides data transmission services, operates a low-fare airline and offers consumer finance.

The principal business units are Shin Corporation Public Company Limited, its subsidiaries, Shin Satellite Public Company Limited and ITV Public Company Limited, and associates, Advanced Info Service Public Company Limited and CS Loxinfo Public Company Limited. All of these companies are listed on the Stock Exchange of Thailand.

The Shin Corp Group has obtained concessions from government agencies, in Thailand and other countries, to provide satellites and transponder services, to be an Internet Service Provider, to act as a television broadcaster, and to provide telecommunication services in the Laos PDR and Cellular Telephone Systems in Thailand and Cambodia, etc. The periods of the concessions range from 10-35 years. Under these concession agreements, certain companies in the Group must pay fees to the relevant government agencies based on a percentage of service income or at the rate specified in the relevant agreements, whichever is the higher. In addition, certain companies in the Group, according to their concession agreements, must procure property and equipment for their operations and must transfer the ownership of such property and equipment to the relevant government agencies within the periods specified in the concession agreements.

The principal concessions held by subsidiaries, associates and a joint venture at 31 December 2005 include:

Concession	Country	Held by	Expiry
Subsidiaries			
Satellites	Thailand	Shin Satellite Public Company Limited	September 2021
Radio-television broadcasting- under UHF system	Thailand	ITV Public Company Limited	July 2025
Cellular telephone system	Cambodia	Cambodia Shinawatra Company Limited	March 2028
Associates			
900-MHz cellular telephone system	Thailand	Advanced Info Service Public Company Limited	September 2015
1800-MHz cellular telephone system	Thailand	Digital Phone Company Limited	September 2013
Datakit Virtual Circuit Switch	Thailand	Advanced Datanetwork Communications Company Limited	2022
Internet services	Thailand	CS Loxinfo Public Company Limited	April 2007
Satellite uplink-downlink	Thailand	CS Loxinfo Public Company Limited	August 2016
Joint Venture			
Fixed phone, mobile phone, international facilities, paging and internet	Laos PDR	Lao Telecommunications Company Limited	2021

These consolidated and company financial statements have been approved for issue by the board of directors on 1 March 2006.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

As a result of the Federation of Accounting Profession (FAP) approval of three new accounting standards on 12 May 2005, the Company has adopted TAS 52, "Events After Balance Sheet Date", TAS 53, "Provisions, Contingent Liabilities, and Contingent Assets" and TAS 54, "Discontinuing Operations" which have no effect to these financial statements.

The consolidated and company financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2.2 Group accounting

a) Subsidiary undertakings

Subsidiary undertakings, which are those companies in which the Group has power to govern the financial and operating policies, are consolidated; attention is directed to the substance of the power, and not merely the legal form.

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date on which the Group ceases to have the power to exercise control over the operations. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made for minority interests. The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of these undertakings. A list of the principal subsidiaries is set out in Note 9.

In the Company's separate financial statements, the Company accounts for its interest in subsidiaries on an equity basis.

b) Joint ventures

The Group's interest in jointly controlled entities ("joint ventures") is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately. A list of the principal joint ventures and further details about joint ventures are set out in Notes 9 and 30 respectively.

In the Company's separate financial statements, the Company accounts for its interest in joint ventures on an equity basis.

c) Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated financial statements. Under this method, the company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has significant influence, but which it does not control, generally accompanying or shareholding of between 20% and 50% the voting rights. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not continue to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates. A list of the principal associates is set out in Note 9.

In the Company's separate financial statements, the Company accounts for its interest in associates on an equity basis.

d) Gain (loss) on dilution from investment

Dilution gains or losses that arise on shares issued by subsidiaries, joint ventures or associates to third parties are recognised as an unrealised gain (loss) on dilution of investment which is presented in shareholders' equity in the balance sheet.

2 Accounting policies (continued)

2.3 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.4 Foreign currency translation

Items included in the financial statements of each entity in the Group are measured using Thai Baht. The consolidated financial statements are presented in Thai Baht.

Transactions denominated in foreign currencies are translated into Baht at the rate of exchange prevailing on the transaction dates. Realised gains and losses on exchange are recognised as income or expense as incurred. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Baht at the rate of exchange prevailing at the balance sheet date. Unrealised gains and losses on exchange are recognised as income or expense as incurred.

Statements of income and cash flows of foreign entities are translated into Thai Baht at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to "cumulative foreign currency translation adjustment" in shareholders' equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

2.5 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held at banks and other short-term highly liquid investments with original maturities of three months or less.

2.6 Current investments

Current investments represent time deposits, bills of exchange and promissory notes with original maturities of more than three months but less than twelve months.

2.7 Trade accounts receivable

Trade accounts receivable are carried at anticipated realisable value. An allowance is recorded for doubtful accounts receivable, which is equivalent to the estimated collection losses that may be incurred. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

2.8 Loans and accrued interest receivables

Loans and accrued interest receivables are carried at anticipated realisable value. The group fully sets up the allowance for doubtful accounts when the payment is in default more than 3 consecutive periods and writes them off when the payment is in default for more than 180 days.

Bad debts are written off during the year in which they are identified.

2.9 Inventories

Inventories are valued at the lower of cost or net realisable value. Costs are determined using the moving weighted average method except for the cost of aircraft spare parts, which is determined using the first -in first -out method. Work in progress is valued using the specific identification method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity).

Net realisable value is the estimated selling price in the ordinary course of business, less costs of completion and selling expenses. An allowance is made against cost where there is diminution in value arising on obsolete and defective inventory.

2.10 Programming rights

The Group buys programming rights for broadcasting. Programming rights are stated at cost. The cost comprises both the purchase price and other costs directly attributable to the acquisition of the programming rights, such as duties, less all attributable discounts, allowance or rebates. Provision is made, where necessary, for impairment based on the estimated recoverable value.

The cost of the programming rights is amortised according to the number of transmissions specified in the broadcasting agreement. If the program is broadcast more than once, the cost of the programming rights is amortised at a rate of 80% on the first transmission and 20% on the second transmission.

2.11 Investments (other than subsidiaries, associates and joint ventures)

Marketable equity securities which are classified as available-for-sale securities are carried at fair value. Fair value of marketable equity securities is calculated by reference to the purchasing prices quoted by the Stock Exchange at the close of business on the balance sheet date. Increases/decreases in the carrying amount are credited/charged against unrealised gains/losses from revaluation of investment in shareholders' equity.

Investments in non-marketable equity securities which are classified as general investments are carried at cost.

When disposing of part of the Group's holding of a particular investment in debt or equity securities the carrying amount of the disposed part is determined by reference to the average carrying amount of the total holding of the investment.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income.

2 Accounting policies (continued)

2.12 Property and equipment

Property and equipment is stated at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the respective assets, or, if it is shorter, the lease term, based on the following useful lives:

	Years
Leasehold land, buildings and improvements	3 - 30
Furniture, fixtures and equipment	5 - 10
Vehicles (including vehicles under finance leases)	5
Computers and equipment	3 - 10
Rental equipment	2 - 5

Borrowing costs to finance the construction of property and equipment are capitalised as part of the cost of the assets, during the period of time that is required to complete and prepare the property and equipment for its intended use. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes. Expenditures for additions, renewals and improvements of property and equipment, which result in a substantial increase in an asset's current replacement value, are capitalised. Repair and maintenance costs are recognised as an expense when incurred.

The Group's policy is to review asset values annually and to adjust depreciation to match estimated useful lives.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

2.13 Property and equipment under concession agreements

Property and equipment under concession agreements comprises assets used under concession agreements, ownership of which must be transferred to the regulatory government agencies in accordance with the specific terms of the respective concessions. Property and equipment under concession agreements is amortised on a straight line basis over the shorter of the useful lives of the property and equipment or the remaining concession term, based on the following useful lives:

	Years
Satellites	Design life (14 - 15.75)
Satellites station, telemetry, tracking, command and monitoring equipment	5 - 27.5
Computer systems	5
Land, network stations, intangible assets and equipment under UHF broadcasting agreement	5 - 20

2.14 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary or associated undertaking or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated balance sheet as goodwill and is included in investments - equity method in the Company's separate financial statements. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is amortised using the straight-line method over its estimated useful life not exceeding 20 years. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market shares, potential growth and other factors inherent in the acquired subsidiary, associate or joint venture.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

2.15 Other intangible assets

Other intangible assets represent the development of IPSTAR technology, proprietary software for internal use or to service within the Group, costs of computer software and equipment provided to certain overseas customers in connection with the utilisation of transponder services from the Group, and operating rights, expenditure on acquired patents, trademarks or licenses. Other intangible assets are amortised using the straight-line method over the estimated useful lives not exceeding 20 years.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

2.16 Leases - where a group company is the lessee

Leases of equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in finance lease liabilities. The interest element of the finance charge is charged to results over the lease period. The equipment acquired under finance leasing contracts is depreciated over the useful life of the asset. Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to results on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.17 Leases - where a group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with other similar property, plant and equipment. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2 Accounting policies (continued)

2.18 Impairment of long-lived assets

Property and equipment and other non-current assets, including property and equipment under concession agreements, goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

2.19 Employee benefits

The Group operates a provident fund, being a defined contribution plan, the assets of which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions made by the Group to the provident funds are charged to the statement of income in the year to which they relate.

Warrants granted to directors and employees of the Group are recognised when they are exercised.

2.20 Provisions for liabilities and charges and contingent assets

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. The contingent asset are not recognised in the balance sheet.

2.21 Revenue recognition

Sales are recognised upon delivery of products and customer acceptance.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, internet services, and other business related to the internet business, and telephone services is recognised when the said services are provided to customers.

Revenue from leases of equipment is recognised in the period at the rate specified in the lease contract.

Revenue from the production of advertising materials is recognised upon completion. Revenue from advertising media is recognised when the service is rendered to the customers.

Revenue from television advertising is recognised when the advertisement is broadcast and revenue from airtime rental is recognised when the rental programme is broadcast.

Interest and consumer finance fee income are recognised in the statement of income on an accrual basis, except for income which is uncollected after three consecutive periods or more, after which interest and fee income are recognised on a collection basis. The use of the accrual basis continues for these overdue loans only when there are no arrears in principal or interest payments.

Revenue from airline fares is recognised when services are rendened to the customers.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

Dividend income is recognised when the shareholders' right to receive payment is established.

2.22 Advertising and production costs

Advertising costs are expensed in the financial period in which they are incurred.

Production costs comprise direct costs related to production of television programs. News production costs are expensed as incurred. Costs relating to other in-house productions are capitalised based on estimated recoverable revenues and are amortised when the production is broadcast.

2.23 Income tax

The Group calculates income tax in accordance with the Revenue Code and records income tax on an accrual basis. The Group does not recognise income tax payable or receivable in future periods in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

2.24 Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, current investments, trade receivables, related party receivables and payables, trade payables, leases, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is a party to financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments mainly comprise:

Foreign currency forward contracts

Foreign currency forward contracts establish a predetermined exchange rate ("forward rate") at which the Group will receive or pay foreign currency amounts on a predetermined future date. Foreign exchange forward contracts are recognised in the balance sheet on inception. At the balance sheet date the foreign currency amounts receivable or payable under these contracts are translated at the year-end exchange rate. Unrealised gains or losses that result from the translation are recognised in the income statement. Any premium or discount equal to the difference between the exchange rate and the forward rate at the inception of the contract is amortised over the life of the contract. The foreign currency amounts receivable and payables have been presented net in the balance sheet.

2 Accounting policies (continued)

2.24 Financial instruments (continued)

Cross currency and interest rate swap contracts

In cross currency and interest rate swap contracts, the Group agrees with a counterparty to exchange their respective currency and interest rate positions between an agreed pair of currencies. An exchange of principal in the different currencies occurs at the inception of the cross currency and interest rate swap contracts at a predetermined exchange rate, with an equal but opposite exchange of principal during interim periods and at the maturity of the contracts. The cross currency receivable/payable under these contracts is translated a the period-end exchange rate and the unrealised gains or losses are recognised in the income statement. Each party also pays and receives interest on a predetermined amount of principal in different currencies over the contract periods. Any differential to be paid or received on the cross currency swap contracts is recognised as a component of interest income or expenses over the period of the contracts. The foreign cross currency and interest rate swaps amounts receivable and payable have been presented net in the balance sheet.

Foreign currency option contracts

Currency options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at a set date, a specific amount of a foreign currency at a predetermined exchange rate. In consideration for the assumption of foreign exchange risk, the seller receives a premium from the purchaser. The principal of option contracts is not recognised in the balance sheets. Premiums are amortised in the statements of income on a straight-line basis over the period of the contract. Options are accordingly not adjusted to fair value and recorded on the balance sheet.

Disclosures related to financial instruments to which the Group is a party are provided in Note 31.

2.25 Segment reporting

The segmental reporting has been prepared based on the internal report of the Group, which disaggregates its business by service or product.

2.26 Earnings per share

Basic consolidated earnings per share is calculated by dividing the consolidated net earnings, after considering minority interest in subsidiaries, attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

Basic Company earnings per share are calculated by dividing the Company's earnings by the weighted average number of ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year.

2.27 Dividends

Dividends are recorded in the consolidated and company financial statements in the period in which they are declared by the Board of Directors and approved by the shareholders.

2.28 Presentation of comparative information

The comparative figures have been amended to conform to the reclassification of certain items in the financial statements for the year ended 31 December 2005.

3 Cash and cash equivalents

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Cash on hand	21.86	26.61	0.04	0.02
Cash at banks and financial institutions	1,790.46	2,491.25	227.39	947.15
Time deposit, bills of exchange and promissory notes	816.00	1,045.15	100.00	905.00
Total cash and cash equivalents	2,628.32	3,563.01	327.43	1,852.17

The weighted average effective interest rate of bank deposits, time deposits, bills of exchange and promissory notes was 2.42% per annum (2004: 1.21% per annum) on a consolidated basis and 2.45% per annum (2004: 1.77% per annum) on a Company basis.

4 Current investments

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Term deposits	-	210.14	-	-
Marketable securities - available for sale	272.11	275.20	272.11	275.20
Total current investments	272.11	485.34	272.11	275.20

4 *Current investments (continued)*

The movements in the marketable securities - available for sale, which are investment in debenture can be analysed as follows:

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Opening balance	275.20	283.75	275.20	283.75
Amortisation of premium	(0.37)	(0.36)	(0.37)	(0.36)
Fair value changes of investment	(2.72)	(8.19)	(2.72)	(8.19)
Closing balance	272.11	275.20	272.11	275.20

The marketable securities are investment in debenture of a financial institution waswhich bears interest at the rate of 2.55% per annum (2004: 2.24% per annum).

As at 31 December 2004, term deposits which have an original maturity date of more than three months and less than one year. The weighted average effective interest was 2.10% per annum (2005: nil) on a consolidated basis and term deposits of Baht 209.88 million (2005: nil) were pledged as collateral in respect of bank guarantees to the Group.

5 Trade accounts and notes receivable, net

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Trade accounts and notes receivable				
- Third parties	1,685.07	1,600.90	0.91	0.91
- Related parties (Note 29 c)	443.03	478.07	3.37	11.39
Accrued income				
- Third parties	316.32	265.51	-	-
- Related parties (Note 29 c)	14.92	14.32	3.92	3.95
Total trade accounts and notes receivable	2,459.34	2,358.80	8.20	16.25
Less allowance for doubtful accounts	(503.55)	(427.60)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	1,955.79	1,931.20	7.29	15.34

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Current 3 months	608.62	680.50	-	-
Overdue 3 - 6 months	268.75	203.33	-	-
Overdue 6 - 12 months	100.40	178.48	-	-
Overdue over 12 months	707.30	538.59	0.91	0.91
Total	1,685.07	1,600.90	0.91	0.91
Less allowance for doubtful accounts - third parties	(503.55)	(426.96)	(0.91)	(0.91)
Total trade accounts and notes receivable - third parties, net	1,181.52	1,173.94	-	-

6 Loans and accrued interest receivable, net

Outstanding loans and accrued interest receivable as at 31 December can be analysed as follows:

	Consolidated	
	2005	2004
	Baht Million	Baht Million
Up to 90 days	6,517.73	1,093.90
Over 90 days	210.70	0.11
Total loans and accrued interest receivable	6,728.43	1,094.01
Less allowance for doubtful accounts	(322.30)	(47.77)
Loans and accrued interest receivable	6,406.13	1,046.24
Less current portion of loans and accrued interest receivable	(4,659.42)	(590.29)
Loans and accrued interest receivable, net	1,746.71	455.95

7 Inventories, net

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Raw materials	93.75	155.71	-	-
Work in progress	6.78	21.94	-	-
Finished goods	708.51	254.40	-	-
Goods in transit	-	1.89	-	-
Total	809.04	433.94	-	-
Less allowance for obsoleted stock	(147.41)	(70.73)	-	-
Total inventories, net	661.63	363.21	-	-

8 Other current assets

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Prepaid expenses	367.95	181.06	2.61	4.56
Recoverable tax	93.65	117.49	19.67	21.44
Advance payments	109.97	73.58	1.27	0.16
Deposits	56.47	23.19	-	-
Debtor - others	281.87	29.42	-	-
Accrued income receivable - others	23.03	33.22	-	-
Insurance compensation receivable	52.34	-	-	-
Others	142.52	134.24	5.66	16.42
Total other current assets	1,127.80	592.20	29.21	42.58

9 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 31 December comprise:

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Investments in subsidiaries	-	-	8,307.50	7,197.49
Investments in associates	31,252.57	30,141.26	30,739.26	29,661.85
Investments in joint ventures	-	-	948.64	530.06
Total investments in subsidiaries, associates and joint ventures	31,252.57	30,141.26	39,995.40	37,389.40

b) Movements in investments in subsidiaries, associates and joint ventures for the years ended 31 December comprise:

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Opening net book value	30,141.26	26,223.13	37,389.40	34,099.43
Additions	-	4.50	-	-
Increased investment in a joint venture	-	-	720.00	-
Change from subsidiary to associate	-	419.82	-	-
Disposal of investment in a joint venture	-	-	-	(43.98)
Unrealised gain on sale of investment in a joint venture	-	-	-	(262.02)
Share of net results from investments	8,228.65	8,814.65	8,671.67	8,893.08
Dividends received from subsidiaries and associates	(7,169.32)	(5,408.29)	(7,206.73)	(5,590.45)
Gain on dilution from investments in subsidiaries and associates	51.98	87.45	390.58	302.65
Foreign currency translation adjustment	-	-	30.48	(9.31)
Closing net book value	31,252.57	30,141.26	39,995.40	37,389.40

9 Investments in subsidiaries, associates and joint ventures (continued)

c) The details of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its subsidiary	Broadcasting of UHF system and lease of equipment for program production, producing TV programs and arranging related marketing events	Thailand	Baht
AD Venture Company Limited and its Group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	Baht
Merry International Investments Corporations	Investment company	Mauritius	US Dollars
Associates			
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular telephone system	Thailand	Baht
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet, satellite uplink downlink services	Thailand	Baht
Joint ventures			
Thai AirAsia Company Limited and its Group	Providing low-fare airline service	Thailand	Baht
Capital OK Company Limited and its Group	Providing consumer finance	Thailand	Baht

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated - 31 December 2005 (Baht Million)					
	Paid-up capital	investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Associates						
Advanced Info Service						
Public Company Limited	2,950.64	42.83	8,807.46	21,904.51	30,711.97	7,076.79
CS Loxinfo Public						
Company Limited	625.00	40.02	1,669.10	(1,128.50)	540.60	92.53
Total investments in associates			10,476.56	20,776.01	31,252.57	7,169.32

	Consolidated - 31 December 2004 (Baht Million)					
	Paid-up capital	investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Associates						
Advanced Info Service						
Public Company Limited	2,945.19	42.91	8,807.46	20,827.10	29,634.56	5,370.78
CS Loxinfo Public						
Company Limited	625.00	40.02	1,669.10	(1,162.40)	506.70	37.51
AD Venture Company						
Limited's associates	20.00	40.00	30.00	(30.00)	-	-
Total investments in associates			10,506.56	19,634.70	30,141.26	5,408.29

9 Investments in subsidiaries, associates and joint ventures (continued)

e) Carrying value of investments in subsidiaries, associates and joint ventures

	Company - 31 December 2005 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	5,453.79	41.34	3,612.98	1,925.90	5,538.88	-
ITV Public Company Limited	6,031.91	52.94	3,297.26	(872.69)	2,424.57	-
AD Venture Company Limited	550.00	90.91	500.00	(448.67)	51.33	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	86.83	96.83	-
SC Matchbox Company Limited	9.00	99.96	71.97	148.47	220.44	129.94
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	815.29	8,307.50	129.94
Associate						
Advanced Info Service Public Company Limited	2,950.64	42.83	8,807.46	21,931.80	30,739.26	7,076.79
Total investment in an associate			8,807.46	21,931.80	30,739.26	7,076.79
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(80.69)	120.54	-
Capital OK Company Limited	2,200.00	60.00	1,320.00	(491.90)	828.10	-
Total investments in joint ventures			1,521.23	(572.59)	948.64	-

	Company - 31 December 2004 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,384.41	51.40	3,612.98	1,022.29	4,635.27	112.72
ITV Public Company Limited	6,023.71	53.01	3,297.26	(1,153.52)	2,143.74	-
AD Venture Company Limited	550.00	90.91	500.00	(392.61)	107.39	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	60.61	70.61	7.00
SC Matchbox Company Limited	9.00	99.96	71.97	193.06	265.03	99.96
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(294.72)	7,197.49	219.68
Associate						
Advanced Info Service Public Company Limited	2,945.19	42.91	8,807.46	20,854.39	29,661.85	5,370.78
Total investment in an associate			8,807.46	20,854.39	29,661.85	5,370.78
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(130.17)	71.06	-
Capital OK Company Limited	1,000.00	60.00	600.00	(141.00)	459.00	-
Total investments in joint ventures			801.23	(271.17)	530.06	-

9 Investments in subsidiaries, associates and joint ventures (continued)

f) Significant movements in investments during the year ended 31 December 2005 were as follows:

1) Shin Satellite Public Company Limited Group

a) Shin Satellite Public Company Limited ("SATTEL")

- **Changes in registered share capital**

At the Shareholders' Annual General Meeting on 31 March 2005 of SATTEL, a resolution was passed to approve a decrease in SATTEL's registered share capital from the total registered share capital of 1,113.69 million shares, at a par value of Baht 5 each. To be 905.69 million shares, at a par value of Baht 5 each by way of cancellation of 208 million registered shares that had not been issued and paid-up and also passed a resolution to approve the increase in SATTEL's registered share capital from 905.69 million shares, at a par value of Baht 5 each to 1,121.26 million shares, at a par value of Baht 5 each, by issuing 215.56 million additional ordinary shares. The number of additional ordinary shares to be allocated for public sale cannot be over 208 million shares. The remaining 7.56 million ordinary shares are to support warrants to be issued to its directors and employees under ESOP (Grant IV). SATTEL registered the decrease and the increase in its registered share capital with the Ministry of Commerce on 20 and 21 April 2005, respectively.

In June 2005, SATTEL issued additional 208 million shares and offered to public at Baht 15.30 per share.

During the year 2005, SATTEL issued additional 5.88 million shares in order to support the exercise of 2.74 million units of warrants issued to directors and employees (ESOP).

As a result of aforementioned increase in share capital, the issued and paid-up capital of SATTEL increased from Baht 4,384.41 million to Baht 5,453.79 million and share premium increased from Baht 2,198.40 million to Baht 4,295.37 million. Consequently, the Company's investment in SATTEL was diluted from 51.40% to 41.34%. The gain on dilution amounting to Baht 335.18 million has been recognised under shareholders' equity in the balance sheet.

Even though the Company's investment in SATTEL is less than 50%, SATTEL remains a subsidiary of the Company because the Company still has control over SATTEL's financial and operation policies. This is in accordance with the opinion from the Federation of Accounting Professions as mentioned in a responsive letter dated 2 August 2005.

b) Establishment of SATTEL's subsidiaries

During the year 2005, SATTEL has established subsidiaries as follow;

Company	Share capital				
	Approved the establishment date	Number of shares (Million share)	Par value	Country	Major shareholder
IPSTAR DO BRASIL Company Limited ("IPB")	25 January 2005	0.10	1 USD	Brasil	IPSTAR Co.,Ltd.
IPSTAR Global Services Company Limited ("IPG")	12 May 2005	0.02	1 USD	Mauritius	SATTEL
IPSTAR International Pte,Ltd. ("IPI")	12 May 2005	0.02	1 SGD	Singapore	SATTEL

As at 31 December 2005, IPB and IPG had not been established yet. As for on 1 August 2005, IPI registered as an in corporation but had not issued and commenced the business operations.

c) The increase in issued and paid-up capital of SATTEL's subsidiaries

During the year 2005, SATTEL's subsidiaries has increased capital are as follows:

Company	Increased share capital			
	The Board of Directors' meeting approved date	Number of shares (Million share)	Par value	Amount
Cambodia Shinawatra Company Limited ("CAM")	29 July 2005	2.2	1 USD	USD 2.2 Million
PSTAR New Zealand Company Limited ("IPNZ")	28 October 2005	2.0	1 NZD	NZD 2.0 Million

CAM has received the aforesaid share capital on 15 August 2005 and 26 August 2005.

As at 31 December 2005, IPNZ has share capital and paid-up for NZD 0.7 million and advance received for share subscription of NZD 0.1 million.

9 Investments in subsidiaries, associates and joint ventures (continued)

f) Significant movements in investments during the year ended 31 December 2005 were as follows:

1) Shin Satellite Public Company Limited Group (continued)

d) Liquidation of SATTEL's subsidiary

At the Extraordinary Shareholders' Meeting of C.S. Satellite Phone Company Limited ("CSP") on 16 March 2005, the shareholders passed a resolution to approve the liquidation report. On 25 March 2005, the Ministry of Commerce approved CSP's liquidation. On 31 March 2005, the liquidation of CSP was completed in accordance with the Civil and Commerce Code. CSP distributed the share refund of Baht 83 million to the Group and Baht 21 million to other shareholders of CSP.

e) Approval of warrants allocation of SATTEL's associate under ESOP

At the Annual Ordinary Shareholders' Meeting of CS Loxi Info Public Company Limited ("CSL") on 30 March 2005, the shareholders passed a resolution to approve the increase of CSL's registered share capital from Baht 630.98 million to Baht 639.57 million in order to support the allocation of 8.56 million units of warrants by CSL's directors and employees ESOP (Grant III). The increase in the registered share capital was registered with the Ministry of Commerce on 26 April 2005. On 31 May 2005, CSL already approved the issuance and offering of ESOP (Grant III) by granting warrants.

2) ITV Public Company Limited ("ITV")

On 19 January 2004, the Extraordinary General Meeting of Shareholders of ITV passed a resolution to approve the allocation of the newly issued share capital as a private placement to two strategic partners, Kantana Group Public Company Limited and Mr. Tripop Limpapath amounting to 300 million shares. On 31 October 2005, ITV and its strategic partners could not reach an agreement over the share offering. However, the two strategic partners are still TV producers for ITV.

During year 2005, ITV issued additional paid up capital 1.64 million shares in order to support the exercise of 1.64 million units of warrants by ITV's directors and employees (ESOP). Consequently, the Company's investment in ITV was diluted from 53.01% to 52.94%. The gain on dilution amounting to Baht 3.42 million has been recognised as shareholders' equity in the balance sheet.

3) **AD Venture Company Limited Group ("ADV")**

a) The decrease in share capital of ADV group

In June 2005, shareholders' group of ADV Group, approved to reduce the authorised share capitals as follows:

Company	Former authorised share capital		New authorised share capital		
	Number of shares (Shares)	Par value (Baht)	Number of shares (Shares)	Par value (Baht)	Registered date
ArcCyber Company Limited	63,000,000	5.00	58,540,000	5.00	3 October 2005
AT Cyber Company Limited	6,000,001	10.00	6,000,001	6.42	4 October 2005
Triple A Commerce Company Limited	375,000	10.00	375,000	5.47	3 October 2005
Ableon Dot Com Company Limited	250,000	10.00	250,000	7.60	3 October 2005

b) Liquidation of a subsidiary and an associated

Fullfindotcom Company Limited, a subsidiary, registered its dissolution with the Ministry of Commerce on 23 December 2005 and it is in the liquidation process.

Redundant Company Limited, an associate, registered its dissolution with the Ministry of Commerce on 14 January 2005. On 20 April 2005, the liquidation was completed.

4) **Advanced Info Service Public Company Limited ("ADVANC")**

During year 2005, ADVANC issued additional paid up capital 5.45 million shares in order to support the exercise of 5.06 million units of warrants by ADVANC's directors and employees (ESOP). Consequently, the Company's investment in ADVANC was diluted from 42.91% to 42.83%. The gain on dilution amounting to Baht 51.98 million has been recognised under shareholders' equity in the balance sheet.

5) **Capital OK Company Limited ("OK")**

OK, a joint venture of the Company, increased its issued and paid-up capital from Baht 1,000 million to Baht 1,500 million in June 2005 and increased its issued and paid-up capital from Baht 1,500 million to Baht 2,200 million in September 2005. The Company paid its 60% portion in the amount of Baht 720 million.

9 Investments in subsidiaries, associates and joint ventures (continued)

f) Significant movements in investments during the year ended 31 December 2005 were as follows:

6) Dividend payment

In the year 2005, the Company's subsidiaries and associates paid dividends as follows:

	Par value (Baht per share)	Dividend ratio (Baht per share)	Amount paid (Baht Million)
SMB (a subsidiary)	10.00	144.44	129.99
ADVANC (an associate)	1.00	5.60	16,515.00
CSL (an associate)	1.00	0.37	231.25

10 Other investments

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
General investments				
Imperial Technology Management Services Public Company Limited	25.00	25.00	25.00	25.00
Other	1.25	1.25	1.25	1.25
Total other investments	26.25	26.25	26.25	26.25

11 Property and equipment, net

	Consolidated (Baht Million)						
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers& equipment	Rental equipment	Assets under construction	Total
As at 31 December 2004							
Cost	422.77	5,433.48	154.86	264.28	11.34	15,981.60	22,268.33
Less accumulated depreciation	(230.02)	(1,810.72)	(79.18)	(99.81)	(11.06)	-	(2,230.79)
Less allowance for impairment	-	-	-	(18.07)	-	-	(18.07)
Net book value	192.75	3,622.76	75.68	146.40	0.28	15,981.60	20,019.47
Transactions during the year ended 31 December 2005							
Additions	33.06	2,066.02	30.65	164.56	-	5,555.41	7,849.70
Disposals, net	(0.01)	(1.36)	(5.26)	(1.79)	-	-	(8.42)
Transfer, net	109.08	1,046.93	1.68	12.69	-	(19,601.48)	(18,431.10)
Write-off, net	(1.47)	(1.39)	-	(0.96)	-	(8.87)	(12.69)
Depreciation charge	(35.83)	(623.77)	(27.59)	(70.79)	(0.25)	-	(758.23)
Loss on impairment	-	-	-	(31.83)	-	-	(31.83)
Foreign currency translation adjustment	0.37	113.21	0.21	0.31	-	6.28	120.38
Closing net book value	297.95	6,222.40	75.37	218.59	0.03	1,932.94	8,747.28
As at 31 December 2005							
Cost	431.79	8,686.12	166.00	500.00	11.34	1,932.94	11,728.19
Less accumulated depreciation	(133.84)	(2,463.72)	(90.63)	(229.64)	(11.31)	-	(2,929.14)
Less allowance for impairment	-	-	-	(51.77)	-	-	(51.77)
Net book value	297.95	6,222.40	75.37	218.59	0.03	1,932.94	8,747.28

11 Property and equipment, net (continued)

	Company (Baht Million)					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers &equipment	Assets under construction	Total
As at 31 December 2004						
Cost	143.13	28.66	44.10	266.38	3.82	486.09
Less accumulated depreciation	(138.92)	(22.33)	(24.19)	(252.05)	-	(437.49)
Net book value	4.21	6.33	19.91	14.33	3.82	48.60
Transactions during the year ended 31 December 2005						
Additions	0.31	0.85	11.18	3.62	1.10	17.06
Disposals, net	-	(0.04)	(0.62)	(0.04)	-	(0.70)
Transfers, net	-	-	-	1.70	(3.85)	(2.15)
Write-off, net	(0.03)	(0.01)	-	(1.54)	(0.62)	(2.20)
Depreciation charge	(2.01)	(2.19)	(7.80)	(5.52)	-	(17.52)
Closing net book value	2.48	4.94	22.67	12.55	0.45	43.09
As at 31 December 2005						
Cost	11.38	26.69	48.99	38.67	0.45	126.18
Less accumulated depreciation	(8.90)	(21.75)	(26.32)	(26.12)	-	(83.09)
Net book value	2.48	4.94	22.67	12.55	0.45	43.09

Borrowing costs of Baht 715 million (2004: Baht 440 million), arising from the financing specifically entered into for assets under construction, were capitalised during the year in the consolidated financial statements.

On 14 October 2005, SATTEL accepted the In - Orbit Acceptance test of iPSTAR-1 satellite from Space Systems/Loral, Inc, which is the satellite constructor, and had its satellite control station installed. On 21 October 2005, the titles of the satellite, satellite control station and other equipment have been passed to the Ministry of Information and Communication Technology ("MICT") in accordance with the concession agreement. These assets have been transferred to property and equipment under concession contract when their titles transferred. On 9 December 2005, the installation of satellite's ground systems were completed, resulting in completion of networking amongst satellite, satellite stations and other equipment. These network and systems were transferred to MICT under the concession agreement and were commenced for amortisation on such date.

As at 31 December 2005, property and equipment are included a project in progress of Baht 1,717 million (31 December 2004: nil) relating to the Thaicom 5 project.

As at 31 December 2005, consolidated property and equipment included a subsidiary's equipment under concession agreement of approximately Baht 2,504 million (2004: Baht 2,016 million). According to the concession agreement, the subsidiary must transfer its ownership of this related equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

This project in progress as mentioned above will be transferred to property and equipment under concession agreements as the title of assets has been transferred and accepted by the concessionaires.

12 Property and equipment under concession agreements, net

	Consolidated (Baht Million)		
	Satellite equipment	Radio & television broadcast equipment	Total
As at 31 December 2004			
Cost	10,582.71	3,574.90	14,157.61
Less accumulated amortisation	(6,651.64)	(1,407.95)	(8,059.59)
Net book value	3,931.07	2,166.95	6,098.02
Transactions during the year ended 31 December 2005			
Additions	7.14	61.91	69.05
Write-off, net	-	(0.38)	(0.38)
Transfer, net	16,705.77	-	16,705.77
Amortisation	(934.18)	(221.71)	(1,155.89)
Loss on impairment	(400.00)	-	(400.00)
Closing net book value	19,309.80	2,006.77	21,316.57
As at 31 December 2005			
Cost	24,132.75	3,636.05	27,768.80
Less accumulated amortisation	(4,422.95)	(1,629.28)	(6,052.23)
Less allowance for impairment	(400.00)	-	(400.00)
Net book value	19,309.80	2,006.77	21,316.57

12 Property and equipment under concession agreements, net (continued)

In the first quarter of 2003, the Thaicom 3 satellite suffered damage in relation to a power supply system failure, resulting in a loss of certain transponder capacity. In the fourth quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. Ministry of Information and Communication Technology ("MICT"), the legal owner of the Thaicom 3 satellite and SATTEL, a joint beneficiary, have agreed to deposit the insurance claim proceeds from the insurers in an "Escrow Account". Consequently, in November 2003, MICT approved to provide the compensation received from the insurance company to SATTEL in order for SATTEL to proceed in accordance with the concession agreement, that SATTEL to provide three satellite transponders to compensate the damaged transponders of the Thaicom 3 satellite and to build a new satellite, including gateway stations and other related equipment to replace the Thaicom 3 satellite.

SATTEL has proceeded in accordance with the MICT's conditions as discussed above. As a result, on 30 June 2005, SATTEL entered into an agreement for the construction of the Thaicom 5 satellite to replace the Thaicom 3 satellite. Consequently, SATTEL has recognised compensation for the satellite construction of USD 26.26 million (Baht 1,083 million) following the allocated compensation relating to the new construction, in these financial statements as other income in the statement of income and insurance compensation receivable in the balance sheet, bears the proportion of the compensation that compensates new construction. As at 31 December 2005, SATTEL has insurance compensation receivable of Baht 52 million.

In the third quarter of 2004, due to spacecraft power maintenance, the Thaicom 3 satellite was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of an eclipse. On 7 July 2005, SATTEL and a professional consultant completed the evaluation of the remaining useful life of the Thaicom 3 satellite and determined that as at 30 June 2005, the remaining useful life of the Thaicom 3 satellite had decreased from 5 years and 11 months to 2 years and 6 months. This results in an increase in annual amortisation of the Thaicom 3 satellite from Baht 344 million per annum to Baht 652 million per annum, effective from the third quarter of 2005. In addition, the change in the remaining useful life of the Thaicom 3 satellite has resulted in recognition of impairment loss amounting to Baht 400 million. SATTEL determined recoverable amount based on value-in-use calculationsin, applying a discount rate of 5% per annum to estimated future cash flows. SATTEL has recognised this impairment loss as expenses in the second quarter of 2005 of consolidated statements of income. In addition, the Company recorded the decrease in the investment in a subsidiary and share of net results from investments - equity method of Baht 165.88 million in the Company's financial statements.

13 Goodwill, net

	Consolidated Baht Million
As at 31 December 2004	
Cost	1,800.53
Less accumulated amortisation	(396.16)
Net book value	1,404.37
Transactions during the year ended 31 December 2005	
Amortisation	(98.12)
Closing net book value	1,306.25
As at 31 December 2005	
Cost	1,800.53
Less accumulated amortisation	(494.28)
Net book value	1,306.25

14 Other intangible assets, net

	Consolidated Baht Million	Company Baht Million
As at 31 December 2004		
Cost	921.59	69.79
Less accumulated amortisation	(564.87)	(41.46)
Net book value	356.72	28.33
Transactions during the year ended 31 December 2005		
Additions	165.37	0.42
Transfer, net	1,222.59	2.15
Write-off, net	(11.65)	-
Amortisation	(56.13)	(11.96)
Loss on impairment	(14.62)	-
Foreign currency translation adjustment	10.77	-
Closing net book value	1,673.05	18.94
As at 31 December 2005		
Cost	2,308.90	72.36
Less accumulated amortisation	(621.23)	(53.42)
Less allowance for impairment	(14.62)	-
Net book value	1,673.05	18.94

15 Trade accounts and notes payable

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Trade accounts and notes payable				
- Third parties	954.79	880.56	0.44	1.47
- Related parties (Note 29 c)	41.02	66.90	11.80	0.13
Total trade accounts and notes payable	995.81	947.46	12.24	1.60

16 Borrowings

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Current				
Bank overdrafts and short-term loans				
from banks and financial institutions	4,348.93	2,112.10	1,200.00	-
Current portion of long-term borrowings	2,855.34	2,223.73	-	-
Finance lease liabilities	23.00	3.56	0.68	1.13
	7,227.27	4,339.39	1,200.68	1.13
Non-current				
Long-term borrowings	17,605.85	12,782.12	-	-
Long-term debentures	-	2,680.09	-	2,680.09
Finance lease liabilities	34.61	8.27	0.53	1.60
	17,640.46	15,470.48	0.53	2,681.69
Total borrowings	24,867.73	19,809.87	1,201.21	2,682.82

As at 31 December 2005, the Company has unsecured promissory notes with a bank in the amount of Baht 1,200 million with weighted average of effectivce interest at rates of 4.30% per annum.

In May 2005, the Company redeemed all of its outstanding debentures, which were issued in May 2002, in the amount of Baht 2,698.10 million, before the due date. Therefore, the Company was released from the conditions in the debenture agreement in terms of maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets, and maintaining its interest in certain subsidiaries and associates.

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, SATTEL entered into the USD 389.3 million credit agreements which comprise of three agreements as follows:

a) Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.

b) Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.

c) Loan credit agreement from another group of commercial banks for USD 125 million. The loan is repayable within 6 years. This has no guarantors.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. The subsidiary is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, the subsidiary must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

The subsidiary entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to USD 33.01 million with 8.75 years and USD 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. The subsidiary must comply with the conditions in the aforesaid credit agreements with regards to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

16 Borrowings (continued)

Joint venture's borrowing

As at 31 December 2005, OK has sh ı borrowings representing promissory notes payable to several local financial institutions and bills of exchange to an other in , amounting to Baht 3,081 million and Baht 30 million, respectively (2004 : Baht 720 million) (proportion of the Company's inves .nent), which bear interest at the rates ranging from 3.59% to 5.79% per annum (2004 : 2.83% to 3.50% per annum).

Long-term borrowings represent Japanese Yen loans from financial institutions amounting to Japanese Yen 6,480 million (approximately Baht 2,433 million) (proportion of the Company's investment), which bear interest at the rate of JPY - LIBOR plus 0.5% per annum and Thai Baht loan from a local bank amounting to Baht 600 million, which bear interest at 4.75% per annum.

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the year ended 31 December 2005		
Opening balance	19,809.87	2,682.82
Additions, net	14,760.91	2,450.00
Repayments	(10,352.72)	(3,949.62)
Amortisation of discount/deferred debt issuance costs	21.85	18.01
Unrealizsed loss on exchange rate	632.75	-
Foreign currency translation adjustment	(4.93)	-
Closing balance	24,867.73	1,201.21

The interest rate exposure of the borrowings of the Group and the Company is as follows:

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Total borrowings:				
- at fixed rates	8,286.93	7,167.52	1,201.21	2,682.82
- at floating rates	16,580.80	12,642.35	-	-
	24,867.73	19,809.87	1,201.21	2,682.82
Weighted average interest rates: (Percent)				
- bank overdraft and short-term loans from financial institutions	4.94	2.75	4.30	-
- long-term borrowings	5.34	3.17	-	-
- long-term debentures	-	5.40	-	5.40
- finance lease liabilities	6.29	5.99	7.46	7.73

Maturity of non-current borrowings as at 31 December 2005 is as follows:

	Consolidated		Company	
	Borrowings	Finance lease liabilities	Borrowings	Finance lease liabilities
	Baht Million	Baht Million	Baht Million	Baht Million
2007	6,017.63	21.64	-	0.53
2008	3,586.23	11.64	-	-
2009	3,121.67	0.65	-	-
2010 and after	4,880.32	0.68	-	-
	17,605.85	34.61	-	0.53

16 Borrowings (continued)

Borrowing facilities

The Group has the following undrawn borrowing facilities:

	Consolidated	
	2005	2004
	Baht Million	Baht Million
Floating rate		
- expiry within one year	4,272.52	-
- expiry after one year	124.60	2,861.78
Fixed rate		
- expiry after one year	40.00	628.00
Total	4,437.12	3,489.78

17 Other current liabilities

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Accrued expenses	665.27	514.27	43.81	44.11
Deferred income and advance receipts	438.43	286.91	-	-
Accounts payable - others	313.50	101.56	7.03	4.58
Tax payable	255.24	207.29	3.31	8.94
Others	83.58	85.55	2.00	2.59
Total other current liabilities	1,756.02	1,195.58	56.15	60.22

18 Foreign currency forward contracts, net

As at 31 December 2005 and 2004, the Group has entered into foreign currency forward contracts and cross currency and interest rate swap contracts to hedge the foreign exchange rate risk in respect of the loans and accounts payable. Foreign currency forward contracts receivable and payable under these contracts are shown below:

	Consolidated	
	2005	2004
	Baht Million	Baht Million
Foreign currency forward contracts receivable, net		
Contracts receivable	8,323.67	1,478.66
Contracts payable	(8,064.14)	(1,478.10)
Total foreign currency forward contracts receivable, net	259.53	0.56
Less current portion of foreign currency forward contracts receivable, net	(259.53)	(0.56)
Non-current portion of foreign currency forward contracts receivable	-	-
Foreign currency forward contracts payable, net		
Contracts receivable	6,659.67	10,839.77
Contracts payable	(6,779.26)	(11,403.44)
Total foreign currency forward contracts payable, net	(119.59)	(563.67)
Less current portion of foreign currency forward contracts payable, net	(112.86)	(563.67)
Non-current portion of foreign currency forward contracts payable, net	(6.73)	-
Cross currency and interest rate swap contracts payable, net		
Contracts receivable	2,275.03	-
Contracts payable	(2,433.24)	-
Total cross currency and interest rate swap contracts payable, net	(158.21)	-
Less current portion of cross currency and interest rate swap contracts payable, net	-	-
Non-current portion of cross currency and interest rate swap contracts payable, net	(158.21)	-

19 Share capital, premium and warrants

Share capital and premium

Movement of share capital is as follows:

	Authorise number share Million shares	Issued and fully paid up shares Number of shares 'on shares	Ordinary Shares Baht Million	Share premium Baht Million	Total Baht Million
As at 31 December 2003	5,000.00	2,939.05	2,939.05	4,871.90	7,810.95
Issue of shares	-	14.58	14.58	237.38	251.96
As at 31 December 2004	5,000.00	2,953.63	2,953.63	5,109.28	8,062.91
Issue of shares	-	45.68	45.68	991.01	1,036.69
As at 31 December 2005	5,000.00	2,999.31	2,999.31	6,100.29	9,099.60

During the year 2005, the Company registered issued and paid-up share capital in respect of 5.04 million units of warrants issued to directors and employees (ESOP) which were exercised to be 5.10 million ordinary shares and 40.58 million units of warrants issued to the public (Shin-W1) for 40.58 million ordinary shares. Consequently, the issued and paid-up share capital increased from Baht 2,953.63 million to Baht 2,999.31 million and share premium increased from Baht 5,109.28 million to Baht 6,100.29 million.

Warrants

Movements in the number of outstanding warrants are as follows:

	For the year ended 31 December 2005 ('000 units)			
	Opening balance	Exercised	Granted	Closing balance
ESOP - Grant I				
- Director	10,340.00	(1,060.30)	-	9,279.70
- Employees	3,823.50	(1,853.90)	-	1,969.60
Total	14,163.50	(2,914.20)	-	11,249.30
ESOP - Grant II				
- Director	11,002.50	(470.00)	-	10,532.50
- Employees	5,309.00	(2,034.80)	-	3,274.20
Total	16,311.50	(2,504.80)	-	13,806.70
ESOP - Grant III				
- Director	9,290.60	-	-	9,290.60
- Employees	4,369.60	(122.60)	-	4,247.00
Total	13,660.20	(122.60)	-	13,537.60
ESOP - Grant IV				
- Director	-	-	9,356.10	9,356.10
- Employees	-	-	6,643.90	6,643.90
Total	-	-	16,000.00	16,000.00
SHIN - W1	199,995.94	(40,579.50)	-	159,416.44
Total	244,131.14	(46,121.10)	16,000.00	214,010.04

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered four grants of warrants to directors and employees which are in registered form and non-transferable. The warrants terms have no offered price and their do not exceed 5 years. The exercise ratio and price are detailed belows:

		Issued units		Exercise price	Exercise period	
	Issue date	(Million)	Percentage*	(Baht/unit)	Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	17.337	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	18.08	0.61	13.314	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	35.463	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	41.214	31 May 2006	30 May 2010

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issue date.

During the year 2005, the Board of Director approved the declaration of a dividend (Note 34), of which the amount paid was greater than 50% of net profit after tax. Consequently, this affects the exercise ratios and exercise prices. Therefore, the company changed the exercise ratios and exercise prices of warrants detailed belows.

	Exercise Ratio (unit/share)		Exercise price (Baht/unit)	
	Old	New	Old	New
ESOP - Grant I	1:1.00540	1:1.02671	17.704	17.337
ESOP - Grant II	1:1.00540	1:1.02671	13.597	13.314
ESOP - Grant III	1:1.00540	1:1.02671	36.214	35.463
ESOP - Grant IV	1:1.00000	1:1.01326	41.760	41.214

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants of Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered from and are transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2003 and the last date is 21 May 2007. The warrants are presented net of transaction costs.

20 Legal reserve

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reaches 10% of the authorised share capital. This reserve is not available for dividend distribution.

21 Minority interests

	Consolidated	
	2005	2004
	Baht Million	Baht Million
Opening balance	5,305.95	5,013.22
Purchase of investment in subsidiaries	(3.46)	205.95
Change in status from subsidiary to associate	-	(1,034.89)
Liquidation of investment in a subsidiary	(20.81)	-
Increase in share capital by subsidiaries	2,836.86	716.32
Share of net results of subsidiaries	962.53	527.38
Foreign currency translation adjustment	32.80	(15.82)
Dividend payment	-	(106.21)
Closing balance	9,113.87	5,305.95

22 Other income

Other income for the years ended 31 December 2005 and 2004 comprised:

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Interest income	87.01	54.34	48.15	30.16
Gain on unwinding and purchasing of foreign currency option contracts	36.61	293.91	-	-
Gain on exchange rate	109.41	-	-	-
Others	68.87	31.31	7.32	1.64
Total other income	301.90	379.56	55.47	31.80

23 Directors' remuneration

For the years ended 31 December 2005 and 2004, the remuneration of directors in the consolidated financial statements amounting to Baht 17.17 million and Baht 14.41 million, respectively and in the company financial statement amounting to Baht 9.98 million and Baht 7.89 million, respectively. Directors' remuneration represents salary, provident fund contributions, meeting fees and gratuities as approved by the shareholders of the Group and the Company in their Ordinary General Meeting of Shareholders.

24 Provident fund

The Group has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and the provident fund's name was amended on 21 January 1993.

Under the plan, the employees must contribute 3% - 7% of their basic salaries. The Company's contribution is based on the length of service of staff. The Company has appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

25 Earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

The basic earnings per share and the diluted earnings per share are as follows:

	For the years ended 31 December (Consolidated and Company)					
	Net profit ('000 Baht)		Weighted average number number of shares ('000 Shares)		Earnings per share (Baht)	
	2005	2004	2005	2004	2005	2004
Basic earnings per share	8,573,259	8,699,749	2,990,615	2,949,029	2.87	2.95
The effect of dilutive potential shares	-	-	94,698	106,419	(0.09)	(0.10)
Diluted earnings per share	8,573,259	8,699,749	3,085,313	3,055,448	2.78	2.85

26 Operating income

The followings have been charged in arriving at operating income:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Depreciation and amortisation	2,068.37	1,749.10	29.48	31.71
Impairment charges	446.64	-	-	-
Staff costs	1,590.70	1,332.26	182.20	151.72

As at 31 December 2005, the Group employed 4,135 employees (2004: 3,661 employees) on a consolidated basis and 117 employees (2004: 113 employees) at the Company level.

27 Segment information

The Group is organised into the following main business segments:

Satellite business	Transponder rental and related services including the provision of earth station services, uplink and downlink services
Wireless telecommunications	Provision of mobile telecommunication trading and rental of telecommunications equipment and accessories in Cambodia and Thailand
Internet business	Internet investments and Internet Services Provider (ISP) in Thailand
Information technology	Providing computer services
Advertising, media and radio and television broadcasting	Airtime rental, media production, publication of white and yellow pages telephone directories and the provision of advertising services to the Group and third parties
Airline	Providing a low-fare airline service
Consumer finance	Carrying on consumer finance business
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible.

Financial information by business segment is as follows:

	Consolidated - for the year ended 31 December 2005 (Baht Million)									
	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Con-solidation eliminations	Group
Revenues	3,620.60	2,000.64	158.46	140.47	4,483.52	1,315.38	980.55	288.95	(405.86)	12,582.71
Revenue from insurance compensation	1,082.65	-	-	-	-	-	-	-	-	1,082.65
Share of net results from associates	-	8,102.22	23.15	-	103.28	-	-	-	-	8,228.65
Total revenues	4,703.25	10,102.86	181.61	140.47	4,586.80	1,315.38	980.55	288.95	(405.86)	21,894.01
Cost of sales and services	(2,835.45)	(1,074.80)	(147.17)	(95.89)	(3,041.99)	(1,207.93)	(8.27)	(131.80)	108.95	(8,434.35)
Segment result	1,867.80	9,028.06	34.44	44.58	1,544.81	107.45	972.28	157.15	(296.91)	13,459.66
Selling and administrative expenses	(1,107.98)	(320.03)	(144.92)	(14.67)	(692.64)	(132.20)	(1,208.21)	(200.28)	293.17	(3,527.76)
Operating profit (loss)	759.82	8,708.03	(110.48)	29.91	852.17	(24.75)	(235.93)	(43.13)	(3.74)	9,931.90
Other income, net										214.64
Finance cost										
Interest income										87.01
Interest expenses										(451.52)
Profit before tax										9,782.03
Income tax										(246.23)
Profit before minority interests										9,535.80
Minority interests										(962.54)
Net profit										8,573.26
Other information										
Segment assets	28,104.05	4,766.92	159.35	155.74	4,049.01	590.03	7,271.61	2,123.81	(61.45)	47,159.07
Investment in equity method	-	30,711.98	540.59	-	-	-	-	-	-	31,252.57
Total consolidated assets	28,104.05	35,478.90	699.94	155.74	4,049.01	590.03	7,271.61	2,123.81	(61.45)	78,411.64
Segment liabilities	1,511.57	1,321.90	63.97	67.28	1,117.82	468.88	408.24	65.01	(61.26)	4,963.41
Borrowings	-	-	-	-	-	-	-	-	-	24,867.73
Total consolidated liabilities	1,511.57	1,321.90	63.97	67.28	1,117.82	468.88	408.24	65.01	(61.26)	29,831.14
Depreciation	247.62	381.30	20.34	10.39	42.43	8.33	30.30	17.52	-	758.23
Amortisation	962.99	9.80	5.24	4.53	306.93	0.73	10.16	9.76	-	1,310.14
Depreciation and amortisation	1,210.61	391.10	25.58	14.92	349.36	9.06	40.46	27.28	-	2,068.37

27 Segment information (continued)

	Consolidated - for the year ended 31 December 2004 (Baht Million)									
	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Con-solidation eliminations	Group
Revenues	3,187.90	1,559.47	485.06	154.59	4,428.80	720.76	86.01	296.82	(288.49)	10,630.92
Share of net results from associates	-	8,698.27	116.38	-	-	-	-	-	-	8,814.65
Total revenues	3,187.90	10,257.74	601.44	154.59	4,428.80	720.76	86.01	296.82	(288.49)	19,445.57
Cost of sales and services	(2,224.08)	(779.36)	(290.52)	(106.63)	(3,389.74)	(731.63)	-	(116.32)	72.09	(7,566.19)
Segment result	963.82	9,478.38	310.92	47.96	1,039.06	(10.87)	86.01	180.50	(216.40)	11,879.38
Selling and administrative expenses	(604.97)	(284.76)	(227.65)	(14.33)	(820.58)	(107.87)	(228.54)	(226.26)	226.26	(2,288.70)
Operating profit (loss)	358.85	9,193.62	83.27	33.63	218.48	(118.74)	(142.53)	(45.76)	9.86	9,590.68
Other income, net										291.25
Finance cost										
Interest income										54.34
Interest expenses										(347.64)
Profit before tax										9,588.62
Income tax										(361.50)
Profit before minority interests										9,227.12
Minority interests										(527.38)
Net profit										8,699.75
Other information										
Segment assets	22,989.22	4,017.86	238.33	158.64	3,705.95	349.16	1,257.42	3,536.28	(30.47)	36,222.39
Investment in equity method	-	29,633.73	507.53	-	-	-	-	-	-	30,141.26
Total consolidated assets	22,989.22	33,651.59	745.86	158.64	3,705.95	349.16	1,257.42	3,536.28	(30.47)	66,363.65
Segment liabilities	1,776.02	840.24	75.87	99.12	1,146.29	277.49	78.42	451.57	(32.63)	4,712.39
Borrowings	-	-	-	-	-	-	-	-	-	19,809.87
Total consolidated liabilities	1,776.02	840.24	75.87	99.12	1,146.29	277.49	78.42	451.57	(32.63)	24,522.26
Depreciation	231.01	242.17	55.24	12.02	41.93	4.26	6.93	19.92	-	613.48
Amortisation	740.21	9.53	15.95	12.45	346.47	0.36	1.05	9.60	-	1,135.62
Depreciation and amortisation	971.22	251.70	71.19	24.47	388.40	4.62	7.98	29.52	-	1,749.10

28 Net cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December is as follows:

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities					
Net profit for the year		8,573,259,382	8,699,749,161	8,573,259,382	8,699,749,161
Adjustment for:					
Depreciation charges	11	758,232,801	613,480,557	17,519,916	19,915,666
Amortisation charges	12 - 14	1,310,148,396	1,135,621,708	11,961,060	11,800,028
Impairment of property and equipment	11	31,839,504	-	-	-
Impairment of property and equipment under concession agreements	12	400,000,000	-	-	-
Impairment of intangible assets	14	14,621,585	-	-	-
Share of net results of investments in subsidiaries, joint ventures and associates	9	(8,228,647,330)	(8,814,649,052)	(8,671,676,633)	(8,893,083,904)
Unrealised (gain) loss on exchange rate		121,952,733	(609,934,805)	-	-
Realised (gain) loss on exchange rate		(41,554,834)	290,603,463	-	(56,024)
Allowance for doubtful accounts and bad debt		554,583,865	95,107,951	-	-
Loss on sale of loan		23,368,915	-	-	-
Share of net results of subsidiaries to minority interests	21	962,535,429	527,377,203	-	-
Others		97,502,069	112,512,682	18,727,829	12,573,081
Changes in operating assets and liabilities					
- trade accounts and notes receivable		(104,497,791)	(244,441,803)	8,044,096	3,968,810
- loans and accrued interest receivable		(5,857,938,384)	(1,094,011,173)	-	-
- inventories		(386,399,550)	67,665,468	-	-
- insurance compensation receivable	8	(52,336,625)	-	-	-
- other current assets		(475,756,266)	68,812,819	13,376,235	(7,617,109)
- refundable income tax		(331,810,073)	-	-	-
- other assets		(98,555,000)	(94,277,445)	5,717,225	150,000
- trade accounts and notes payable		254,457,335	160,549,010	12,606,244	(575,956)
- accrued concession fees		(410,879,215)	337,838,207	-	-
- other current liabilities		324,202,952	611,232,195	(5,514,445)	(52,636,616)
- long-term interest		(404,033,177)	161,499,650	(404,033,177)	161,499,650
- other liabilities		(25,964,630)	(20,230,416)	-	-
Net cash flows from/(used in) operating activities		(2,991,667,909)	2,004,505,380	(420,012,268)	(44,313,213)

29 Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies of which Shinawatra family members are principal shareholders or directors are recognised as related party transactions with the Company.

During the year, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged at a percentage of transaction amounts. Transactions in respect of work in progress between a subsidiary and related parties were charged out based on hourly rates plus a reimbursement of actual expenses.

The Group had transactions with related parties for the years ended 31 December 2005 and 2004 as follows:

a) Sales of goods and services

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	83.97	78.04
Dividend income	-	-	129.94	219.68
	-	-	213.91	297.72
Sale of investment	-	-	-	306.00
Associates				
Consulting and management services	205.01	216.47	202.66	217.92
Computer service income	94.32	109.43	-	-
Advertising income	644.14	808.59	-	-
(Gross 2005: Baht 1,853.11 million 2004: Baht 2,344.46 million)				
Rental income	84.69	77.15	-	-
Dividend income	7,169.32	5,408.29	7,076.79	5,370.78
	8,197.48	6,619.93	7,279.45	5,588.70
Sale of investment	-	1.15	-	-

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Joint ventures				
Consulting and management services	0.95	0.44	2.21	0.46
Computer services income	0.84	1.52	-	-
Advertising income	25.91	4.10	-	-
(Gross 2005: Baht 58.48 million				
2004: Baht 13.92 million)				
Rental income	2.73	19.08	-	-
	30.43	25.14	2.21	0.46
Related parties				
Computer services income and others	7.17	6.88	0.44	0.39
Rental and advertising income	5.19	4.48	-	-
	12.36	11.36	0.44	0.39

b) Purchase of goods and services

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	3.82	5.19
Advertising expenses and others	-	-	24.25	38.63
	-	-	28.07	43.82
Associates				
Rental and other expenses	45.32	60.05	1.70	1.35
Joint ventures				
Advertising and other expenses	0.40	4.25	1.15	0.87
Related parties				
Rental and other expenses	161.48	151.75	22.84	24.26
Payment for work in progress	-	60.18	-	-
	161.48	211.93	22.84	24.26
Dividend paid				
Major shareholders	3,466.43	2,707.69	3,466.43	2,707.69
Directors	3.63	3.20	3.63	3.20
	3,470.06	2,710.89	3,470.06	2,710.89

29 **Related party transactions (continued)**

c) Outstanding balance arising from sales/purchases of goods and services as at 31 December

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	3.23	10.97
Associates	402.24	453.62	-	0.42
Joint ventures	34.07	16.24	0.14	-
Related parties	6.72	8.21	-	-
Total trade accounts receivable - related parties	443.03	478.07	3.37	11.39
Accrued income - related parties				
Subsidiaries	-	-	2.25	2.23
Associates	14.48	10.04	1.33	1.54
Joint ventures	0.06	4.28	0.34	0.18
Related parties	0.38	-	-	-
Total accrued income - related parties	14.92	14.32	3.92	3.95
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	11.44	-
Associates	32.49	59.29	0.35	-
Related parties	8.53	7.61	0.01	0.13
Total trade accounts and notes payable - related parties	41.02	66.90	11.80	0.13

d) Amounts due from and advances to related parties as at 31 December

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	3.78	0.04
Associates	19.92	5.84	8.67	0.21
Joint ventures	0.45	5.01	0.02	0.01
Related parties	6.03	0.01	5.73	-
Total amounts due from and advances to related parties	26.40	10.86	18.20	0.26

e) Amounts due to and loans from related parties as at 31 December

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	2.50	0.66
Associates	12.31	2.87	-	-
Joint ventures	0.07	-	0.11	-
Related parties	1.26	3.56	0.02	-
Total amounts due to and loans from related parties	13.64	6.43	2.63	0.66

f) Other assets as at 31 December

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Customer deposits				
Related parties	20.90	31.89	-	5.68
Total other assets	20.90	31.89	-	5.68

g) Warrants granted to directors (Note 19)

h) Special reward program

Certain subsidiaries, associates and joint ventures have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries, associates and joint venture between the date the rights were granted and the date the rights were exercised and other factors. However, the reward may not exceed each individual's budget. The movement of the Special Reward Program is as follows:

	As at 31 December 2005 (Million units)			
	Issued year	Granted	Excercised	Balance
Grant I	2002	3.3	(3.3)	-
Grant II	2003	0.5	(0.3)	0.2
Grant III	2004	0.6	(0.2)	0.4
Total		4.4	(3.8)	0.6

For the Special Reward Program Grant IV and onward will be changed to ESOP instead and is disclosed in Note 19.

29 Related party transactions (continued)

i) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 31 December 2005, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 806.60 million (2004: Baht 806.60 million).

2. As at 31 December 2005, a joint venture had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of USD 0.48 million (proportion of the Company's investment) (2004: nil).

3. Certain subsidiaries, associates and joint ventures had entered into agreements with the Company, under which the Company wais committed to provide consulting, and management services and other central services for a period of one year with an option to renew. The subsidiaries, associates and joint ventures were committed to pay the Company for services in respect of the agreements at approximately Baht 20.64 million per month (2004: approximately Baht 20.80 million per month).

30 Interest in joint ventures

Teleinfo Media Public Company Limited

Teleinfo Media Public Company Limited (Formerly named: Teleinfo Media Company Limited) ("TMC") is a joint venture between the Company, TOT Public Company Limited (Formerly named: TOT Corporation Public Company Limited) ("TOT") and SingTel Interactive Pte. Ltd. ("SIP"). The interests in the joint venture of the Company, TOT and SIP were 38.25%, 36.75% and 25.00%, respectively until March 2004. CS Loxinfo Public Company Limited ("CSL"), a subsidiary of SATTEL (SATTEL has changed the status of CSL from subsidiary to associate since April 2004), acquired shares in TMC from the Company and SIP. This is resulted in a change in status of TMC to a joint venture between CSL and TOT in proportionate investment 63.25% and 36.75%, respectively.

On 29 June 2005, CSL acquired an additional common and preferred share in TMC, representing 36.75% of TMC from TOT. As a result, CSL owns 100% of the total authorised share capital of TMC, therefore, TMC's status has changed from joint venture to subsidiary of CSL.

ArcCyber Company Limited

ArcCyber Company Limited ("ARC") is a joint venture between AD Venture Company Limited ("ADV"), a 90.91% subsidiary, and NTT Communications (Thailand) ("NTT Thailand"), a subsidiary of NTT Communications Corporation, and Saha Pathana Inter-Holding Public Company Limited. As at 31 December 2005 and 2004, the interests in the joint venture of ADV, NTT Thailand and Saha Pathana Inter-Holding Public Company Limited are 47.50%, 47.50% and 5.00%, respectively.

Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") is a joint venture between SATTEL and the Government of the Laos People's Democratic Republic ("Laos PDR"). As at 31 December 2005 and 2004, the interests in the joint venture of SATTEL and Laos PDR are 49.00% and 51.00%, respectively.

Thai AirAsia Company Limited

Thai AirAsia Company Limited ("TAA") is a joint venture between the Company and AA International Limited ("AAI"). As at 31 December 2005 and 2004, the interests in the joint venture of the Company and AAI are 50.00% and 49.00%, respectively.

Capital OK Company Limited

Capital OK Company Limited ("OK") is a joint venture between the Company and DBS Bank Limited of Singapore ("DBS"). As at 31 December 2005 and 2004, the interests in the joint venture of the Company and DBS are 60.00% and 40.00%, respectively.

The following amounts represent the Group's share of the assets, liabilities, revenues and operating results in its consolidated financial statements for the years ended 31 December:

	Teleinfo Media Public Company Limited		ArcCyber Company Limited		Lao Telecommunications Company Limited		Thai Air Asia Company Limited		Capital OK Company Limited	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million
Balance sheets										
Current assets	-	-	8.42	24.03	267.50	222.30	500.98	283.17	5,126.87	704.50
Non-current assets	-	-	-	0.07	1,879.37	1,414.63	89.05	65.99	2,144.74	552.92
Current liabilities	-	-	(0.16)	(22.52)	(749.66)	(423.71)	(468.88)	(278.10)	(3,381.13)	(798.42)
Non-current liabilities	-	-	-	-	(54.80)	(62.95)	-	-	(3,062.39)	-
Net assets	-	-	8.26	1.58	1,342.41	1,150.27	121.15	71.06	828.09	459.00
Income statements										
Gross revenue	-	57.16	0.25	1.16	867.57	679.30	1,389.80	720.81	999.04	86.01
Net profit (loss) for the Year	-	(37.55)	(4.91)	(4.11)	284.31	273.05	49.47	(124.37)	(350.90)	(140.72)
Proportionate interest in joint ventures (%)	-	-	47.50	47.50	49.00	49.00	50.00	50.00	60.00	60.00

31 Financial instruments

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in exchange rates and interest rates, the Group makes use of derivative financial instruments.

The objectives of using derivative financial instruments are to reduce uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with commercial banks and foreign exchange forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are governed by corporate policy, which has established limits by transaction type and by counterparty.

31 Financial instruments (continued)

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by the management before execution.

Management of currency and interest rate exposures is the responsibility of the Treasury Department. Monthly management reports contain details of cost and market value for all derivative financial instruments including outstanding forward contracts and cross currency and interest rate swap. An analysis of exposures against the limits established by the management is also provided. These limits principally cover the maximum permitted exposure in respect of:

- Foreign exchange transactions
- Floating rate borrowings

Foreign currency risk

As at 31 December 2005 and 2004, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and foreign currency options as follows:

	Consolidated			
	2005		2004	
	Foreign currency (Unit: Million)	Baht Million	Foreign currency (Unit: Million)	Baht Million
Assets				
US Dollars	22.01	902.12	13.84	539.88
Australian Dollars	0.19	5.86	0.01	0.15
New Zealand Dollars	0.15	4.35	-	-
KIP	75,964.06	285.58	-	-
Pounds Sterling	0.0002	0.02	0.0002	0.02
Mataka Macau	0.17	0.85	-	-
Singapore Dollars	0.05	1.10	-	-
Total		1,199.88		540.05
Liabilities				
US Dollars	438.29	18,043.95	365.83	14,380.10
Australian Dollars	0.32	9.61	0.94	28.56
New Zealand Dollars	-	-	0.01	0.15
KIP	304,570.29	1,145.00	125,087.36	406.32
Norwegian Kroner	0.02	0.14	0.10	0.62
Total		19,198.70		14,815.75

Foreign currency asset represents account receivable. Foreign currency liabilities represent accounts payable - property and equipment and borrowings.

As the subsidiary's revenues and borrowings are mainly in US Dollars currency, the effect from risk in foreign currency is considered low. However, the subsidiary still has a risk in foreign currency in US Dollar liabilities, therefore, the subsidiary discloses such liabilities in the table above and the reclassification is made for comparative balance.

Foreign currency forward contracts

Foreign currency forward contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates related to short-term and long-term borrowings in US Dollar currency.

As at 31 December 2005, the settlement dates on open foreign currency forward contracts were within 1-2 years (2004: 1 year). The local currency amounts to be paid under the outstanding contracts were as follows:

	Consolidated			
	2005		2004	
	USD Million	Baht Million	USD Million	Baht Million
Current	353	14,304	315	12,881
Non - current	13	540	-	-
Total	366	14,844	315	12,881

Cross currency and interest rate swap contracts

Cross currency and interest rate swap contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates and interest rates related to short-term and long-term borrowings in Yen currency.

As at 31 December 2005, the settlement dates on open cross currency and interest rate swap contracts were within 2 years (2004: nil). The local currency and interest rates amounts to be paid under the outstanding contracts were as follows:

	Consolidated			
	2005		2004	
	JPY Million	Baht Million	JPY Million	Baht Million
Non - current	6,480	2,433	-	-
Total	6,480	2,433	-	-

31 Financial instruments (continued)

Fair values

The carrying amount of cash and cash equivalents, accounts receivables, accounts payable and short-term borrowings approximates the fair value due to the short maturities of these instruments. The value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings, as follows:

	Consolidated			
	2005		2004	
	Carrying amount Baht Million	Fair value Baht Million	Carrying amount Baht Million	Fair value Baht Million
Long-term debt (excluding finance lease liabilities)	17,605.85	17,245.41	15,462.21	15,645.27

	Company			
	2005		2004	
	Carrying amount Baht Million	Fair value Baht Million	Carrying amount Baht Million	Fair value Baht Million
Long-term debt (excluding finance lease liabilities)	-	-	2,680.09	2,804.81

Net fair values of derivative financial instruments

The net fair values of the Group's derivative financial instruments at the balance sheet date were as follows:

	Consolidated	
	2005 Baht Million	2004 Baht Million
Favourable (Unfavourable) foreign currency option contracts	(157.18)	531.00
Favourable (Unfavourable) foreign currency forward contracts	174.91	(563.00)
Unfavourable cross currency and interest rate swap contracts	(163.22)	-

The net fair values of foreign currency forward contracts, option contracts and swap contracts have been calculated based on rates quoted by the Group's bankers to terminate the contracts at the balance sheet date.

Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

32 Contingencies and commitments

a) Concession commitments

Certain subsidiaries and joint ventures have obtained concessions from government agencies, both in Thailand and other countries as set out in Note 1, for the operation of satellite services, radio-television broadcasting, internet services and mobile telephone networks. Under the terms of the concessions, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

Shin Satellite Public Company Limited ("SATTEL")

Under its concession agreement, SATTEL must pay an annual fee to the Ministry of Information Communication and Technology based on certain percentages of certain service income or at minimum levels specified in the agreement, whichever is higher. In addition, SATTEL, according to the agreement, must transfer its ownership of all satellites, command and monitoring stations and other operating equipment to the Ministry of Information Communication and Technology on the dates of completion of construction and installation.

ITV Public Company Limited ("ITV")

Under its concession agreement, ITV has to pay minimum fees to The Prime Minister's Office ("PMO") based on a percentage of service income, or at the rates specified in the agreement, whichever is higher. In order to comply with the conditions of the concession agreement, ITV has to broadcast news, together with features and educational programs amounting to 70 percent, or more, of total broadcasting time. The concession is a Build Transfer Operate concession according to which ITV has to transfer ownership of certain property and equipment that it procures to the PMO, upon completion of equipment installation. The award of the arbitration panel relating to the Agreement for the Operation of Television Station is provided in Note 32 e).

Cambodia Shinawatra Company Limited ("CAM")

CAM, a subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network for a period of 35 years, under an agreement dated 4 March 1993 and an amendment there to dated 4 March 1997. Under the agreement, CAM will transfer its ownership of all fixed assets to the Government of Cambodia on the date of the expiration of the agreement in 2028.

32 Contingencies and commitments (continued)

b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in Advanced Info Services Public Company Limited ("ADVANC") which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC"), which was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Laos People's Democratic Republic (Laos PDR) and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the Master Agreement, LTC has the right to provide telecommunications services - fixed telephone, mobile telephone, international facilities, internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of SATTEL, is a shareholder of LTC, owning 49% of LTC's registered share capital. At the end of the 25th year in 2021, the Group has to transfer all of LTC's shares to the Government of the Laos PDR, without any charges.

c) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancellable operating leases as at 31 December are as follows:

	Consolidated		Company	
	2005	2004	2005	2004
	Baht Million	Baht Million	Baht Million	Baht Million
Not later than 1 year	148.39	124.30	-	-
Later than 1 year and not late than 5 years	152.15	204.82	-	-
Later than 5 years	45.73	49.09	-	-
	346.27	378.21	-	-

d) Capital expenditure commitments

The Group's capital expenditure contracted as at 31 December but not recognised in the consolidated financial statements (Company: nil) is as follows:

		Consolidated	
		2005	2004
	Currency	Million	Million
Related to IPSTAR project	USD	3.47	50.13
	Norwegian Kroner	1.90	4.56
	Australian Dollars	-	0.25
Related to Thaicom 5 project	USD	59.41	-
Related to GSM 1800 Network	USD	11.57	18.46
Rural Telecommunications network project in Laos People's Democratic Republic (proportion of investment in a subsidiary)	USD	5.00	8.33

e) Contingencies

As at 31 December 2005, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, custom duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 150.59 million, USD 33.71 million and AUD 0.03 million (2004 : Baht 266.71 million and USD 39 million) on a consolidated basis and as at 31 December 2004 approximately Baht 73.17 million (2005: nil) on a Company basis.

Legal cases

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's management, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been raised in these financial statements.

Tax assessment in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against SATTEL for the assessment years 1998/99 to 2002/03 (equivalent to the financial years from 1 April 1997 to 31 March 2002) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. SATTEL has deposited an aggregated amount of Rupee 183 million (approximately Baht 158 million) for these tax assessments including deposit for the assessment year 1998/1999 to 2003/04, which is presented as other non-current assets in the balance sheets. If, according to the final assessment, SATTEL is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest.

32 Contingencies and commitments (continued)

e) Contingencies (continued)

- Tax assessment for the assessment year 1998/99 to 2001/02

On 22 March 2004, the Commission of Income Tax Appeals ("CIT (A)") passed a partially favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of SATTEL for the assessment on revenues from Indian non-residents for the same assessment years. SATTEL has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter. On 28 May 2004, SATTEL filed an application for a refund of Rupee 72 million (approximately Baht 63 million) with the Tax Authority in respect of the non-resident issue. Currently, the Tax Authority has agreed to give credit for such amount which will be adjusted against SATTEL's income tax liabilities in India.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupee 325 million (approximately Baht 311 million). SATTEL filed an appeal against this assessment of penalty with the CIT (A) and filled a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by CIT (A). The CIT (A) decided in favour of the Tax Authority and SATTEL has appealed the CIT(A)'s decision to ITAT.

- Tax assessment for the assessment year 2002/03

On 30 October 2004, the Revenue Department had refunded an amount of Rupee 56 million (approximately Baht 49 million) for the assessment year 2002/03. SATTEL filed an application requesting an additional refund in the amount of Rupee 2 million (approximately Baht 2 million), in respect of the withholding tax paid by the Indian resident customers during such assessment years. The Revenue Department has agreed to give credit for such amount which will be adjusted against SATTEL's income tax liabilities in India.

On 16 March 2005, the Tax Authority has raised an assessment for the assessment year 2002/03 in the amount of Rupee 106 million (approximately Baht 101 million). SATTEL had deposited Rupee 49 million (approximately Baht 43 million) in 2004 and has already filed an appeal against this assessment with CIT (A). On, 2 November 2005, the CIT(A) has already ruled in favour of the Tax Authority and SATTEL has filed an appeal against the CIT(A)'s decision with ITAT.

- Tax assessment for the assessment year 2003/04

The Revenue Department had refunded an amount of Rupee 15 million (approximately Baht 13 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment years. To date, SATTEL has not been informed by the Tax Authority in relation to the tax assessment for the assessment year 2003/04.

The tax consultant in India retained by SATTEL has advised that in its view, the outcome of the above proceedings for the tax assessments and penalty for the assessment years 1998/99 to 2002/03 should be in favour of SATTEL at the appellate level. Consequently, no provision was recognised in these financial statements for the above issues.

Assessment for various taxes in Cambodia

The Revenue Department of Cambodia raised an assessment against Cambodia Shinawatra Company Limited ("CAM"), a subsidiary in Cambodia, for various taxes for the periods from 1995 to 2000, excluding 1996, amounting to USD 5 million (approximately Baht 215 million). CAM filed appeals with the Secretary of State, the Ministry of Economy and Finance ("MoEF") on the reasonable basis that the CAM had sufficient loss to carry forwards as a tax deduction for the assessed periods. Subsequently, the Revenue Department has re-audited the various taxes for the said periods.

On 11 April 2005, the RevenueTax Department issued the final tax assessment letter amounting to USD 0.7 million. The penalties and interests were exempted in accordance with a letter from MoEF dated 11 November 2004. During the year 2004, CAM made a payment for the tax assessment amounting to USD 0.47 million (approximately Baht 18 million) and recognised an accrued expense of USD 0.24 million (approximately Baht 10 million) in these financial statements.

Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.

Loral Space & Communications Ltd. ("Loral"), the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the IPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. The construction of the IPSTAR-1 satellite has been completed and SS/L has delivered the satellite to the launching site of Arianespace at Koutou, French Guyana. Consequently, Loral's filing under Chapter 11 did not have further effect on SATTEL.

Loan agreement of Lao Telecommunications Company Limited

LTC entered into a loan agreement with the Ministry of Finance ("MoF") of the Lao People's Democratic Republic on 7 February 2002 of DM 7.35 million (proportion of investment in subsidiary) for the procurement and installation of a rural telecommunication network phase V, and for consulting services. According to the amended contract on 28 March 2005, LTC has received an acceptance to LTC's proposal from Lao government, in which only network assets (excluding consulting services) will be transferred their ownership to LTC at 30% of the assets' value, amounting to EUR 0.94 million (proportion of investment in subsidiary). LTC recognised the assets and related loan since 2004, amounting to approximately Baht 43.95 million (proportion of investment by subsidiary). The loan bears interest at the rate of 1% per annum and is repayable within 10 years, with the first installment commencing in August 2005 in accordance with the amended contract referred to above.

Report on the award of the arbitration panel relating to the Agreement for the Operation of Television Station of ITV

ITV Public Company Limited ("ITV"), the Company's subsidiary, submitted a dispute to the Arbitration Institute on 17 September 2002 demanding that the Office of the Permanent Secretary, the Prime Minister's Office pay compensation to ITV under the Agreement. The arbitration panel issued its award dated 30 January 2004 and ITV was notified of the award, the important points of which can be summarised as follows:

- The Prime Minister's Office shall pay compensation to ITV in the amount of Baht 20 million;

- The concession fee to be paid shall be reduced and adjusted, by reducing the minimum guarantee to Baht 230 million per year and cancelling the annual increase in the minimum guarantee, and reducing the concession fee to 6.5% of gross revenue. ITV shall pay the concession fee at the rate of 6.5% of gross revenue or the minimum guarantee of Baht 230 million, whichever is higher as from 3 July 2002;

32 Contingencies and commitments (continued)

e) Contingencies (continued)

Report on the award of the arbitration panel relating to the Agreement for the Operation of Television Station of ITV (continued)

- The Prime Minister's Office shall return part of the minimum guarantee of Baht 800 million paid by ITV subject to conditions outlined during the arbitration proceedings on 3 July 2003 to ITV. The amount to be returned to ITV is Baht 570 million;

- ITV may broadcast its television programs during prime time (7.00 p.m. - 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must; however, broadcast news, documentaries and social benefit programs for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

ITV recorded the accrued concession fee for the year ended 31 December 2005 and changed its television program schedules from 1 April 2004 according to the arbitration panels' ruling as mentioned above. ITV did not adjust the impact of the above ruling retrospectively in its 2003 financial statements.

The Prime Minister's Office entered into the appeals process at Trial Court in April 2004. If the Trial Court and Supreme Court judge that the awards ruled by the arbitration panel are unfair and do not comply with the law, they are not able to amend the awards judged by the arbitration panels by themselves. Courts have to submit this dispute to the formal arbitration panel to settle the causes of dispute. However, the Legal Division of ITV is of the opinion that the judgement of the said courts shall not result in any significant damages to ITV since the arbitral tribunal has ruled either within the scope of the arbitration agreement or the settlement of the disputes presented to the arbitral tribunal, which were mutually determined and approved by ITV and the Prime Misnister's Office. Consequently, management has not recorded the accrued concession fees in accordance with the terms and conditions of the concession agreement.

If ITV had recorded the accrued concession according to the original concession agreement, the effect on the consolidated financial statements's total liabilities and net profit for the year period ended 31 December 2005 would have increased and decreased by Baht 1,490 million. In addition, ITV may have the liability to pay the interest at 15% per annum for the difference of concession fees of Baht 205.64 million. As a result, the Group's basic earnings per share and diluted earnings per share would have decreased from Baht 2.87 per share and Baht 2.78 per share, respectively to Baht 2.30 per share and Baht 2.23 per share, respectively.

Operating lease commitments - where a joint venture company is the lessee

A joint venture has outstanding commitments in respect of aircraft lease agreements which cover rental arrangements for nine aircrafts amounting to approximately USD 17.75 million (proportion of investment in joint venture). In addition, the lease agreements cover maintenance fees, for which the joint venture must pay a monthly fee in USD. These maintenance fees vary depending on actual flight hours.

The joint venture has outstanding commitments in respect of corporate guarantees, which are in the ordinary course of business and will not cause any significant liabilities to the joint venture. The corporate guarantee covers pilot trainees who study on the pilot program in the amount of Baht 32.28 million (proportion of investment in joint venture) and will be terminated when the student pilot earns commercial pilot license and is assigned as co-pilot or the joint venture pays off all liabilities.

33 Promotional privileges

A subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years commencing from March 1997, when its revenue was first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

On 19 November , 2003, the subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of IPSTAR satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years from the date revenue is first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

In 2005, the subsidiary had the total revenue derived from BOI-promoted activities amounting to Baht 437 million (2004: Baht 487 million).

34 Dividends

At the Annual Ordinary Shareholders' Meeting on 31 March 2005, the shareholders approved the declaration of the annual dividend for the year 2004 at Baht 2.00 per share, totalling Baht 5,948.63 million. The interim dividend for the year 2004 at Baht 0.92 per share was previously paid to the shareholders. The outstanding dividend payable, at Baht 1.08 per share or a total of Baht 3,234.51 million, was paid in April 2005.

At the Board of Directors' meeting on 11 August 2005, the Board approved the declaration of an interim dividend for the first half of the year 2005 at Baht 1.25 per share, totalling Baht 3,748.37 million. The interim dividend was paid to the shareholders in September 2005.

35 Subsequent events

a) Increase in share capital of group companies

At the end of December 2005 and January 2006, certain warrants issued to directors and employees of the Company, ITV and ADVANC were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce in January and February 2006, as detailed below:

Company	Units of exercise (Million)	Share capital increased (Million Baht)		Premium on share capital increased (Million Baht)		Decrease in % of interest of the Company	
		from	to	from	to	from	to
SHIN	2.88	2,999.31	3,002.27	6,100.29	6,163.42	-	-
ITV	0.08	6,031.91	6,032.31	(174.42)	(174.07)	52.94	52.93
ADVANC	1.88	2,950.64	2,952.59	20,729.93	20,827.53	42.83	42.80

35 Subsequent events (continued)

b) Changes in major shareholders

On 23 January 2006, the Shinawatra family, the principal shareholders of the Company, sold all their shares, representing 49.595% of the paid-up capital of the Company, to Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), part of the Temasek Holdings (Pte) Ltd. ("Temasek") Group. Consequently, the Shinawatra family and its related parties ceased to be related parties of the Company from the date of the sale.

As a result of this purchase, Cedar and Aspen are obliged to make a tender offer for all of the shares of the Company, as per the Notification of the Securities and Exchange Commission No. GorJor. 53/2545 Re: Rules, Conditions and Procedures for the Acquisition of Securities for Business Takeovers. As required, the Company appointed an independent financial advisor to issue an opinion on the tender offer and shall submit this opinion to each shareholder, as per the Notification of the Securities and Exchange Commission No. GorJor. 59/2545 Re: Forms and Duration of the Tender Offer. On 23 Februarry 2006, the Company and the Companys' advisor submited their opinion on the tender offer to shareholders.

Cedar and Aspen announced to the public that they will perform a voluntary tender offer for ADVANC shares at the price of Baht 72.31 per share. As a result of this voluntary tender offer, if Cedar and Aspen hold 50% of paid up capital of the Company after the tender offer as mentioned in the previous paragraph, Cedar and Aspen will receive a waiver from making another tender offer under Clause 8 of the Notification of the Securities and Exchange Commission No. GorJor. 53/2545. On 23 Februarry 2006, ADVANC and ADVANC's advisor submited their opinion on the tender offer to securities holders. However, the Company's board of directors' meeting approved the resolution not to sell ADVANC shares, which represent 42.82% of the paid-up capital, because ADVANC is a major contributor to the Company and its performance is strong.

The Company acknowledged that Cedar and Aspen obtained a waiver from making tender offer as prescribed in Clause 8 of the Notification of the Securities and Exchange Commission No. GorJor. 53/2545 for all securities of ITV, SATTEL and CSL. This is because the Takeover Panel of Thailand viewed that Cedar and Aspen do not intend to acquire the shares of ITV, SATTEL and CSL, and these securities do not constitute a substantial portion of the assets of the Company.

c) Establishment a joint venture

In February 2006, the Company established Asia Aviation Company Limited ("Asia Aviation"), a joint venture of the Company. Asia Aviation is a holding company. The objective of Asia Aviation is to hold an investment in TAA. The Company holds 49% of the total registered and paid-up capital in the amount of Baht 5 million of Asia Aviation.

Thus, the Company sold all 20 million shares of TAA (par value of Baht 10 per share), representing 50% of TAA's registered capital, to Asia Aviation at the agreed price of Baht 20 per share, totaling Baht 400 million.

d) Establishment of subsidiary's joint venture

In January 2006, ITV invested in share capital of Media Conne ... ,mpany Limited at 60% of issued and paid up capital, in the amount of Baht 50 million. Media Connex Company Limited is cor ... ng business to produce contents and advertising media on mobile phone by accompanying computer technologies, television a ... obile phone.

e) The resolutions of Board of Directors' meetings and Sharehholders' meetings

Board of Directors' meetings and the Shareholders' meeting held after the balance sheet date are as follows:

- The Board of Directors' meeting of SHIN on 1 March 2006
- The Board of Directors' meeting of SATTEL on 27 February 2006
- The Board of Directors' meeting of ITV on 23 February 2006
- The Board of Directors' meeting of ADVANC on 27 February 2006
- The Board of Directors' meeting of CSL on 24 February 2006
- The Shareholders' meeting of LTC on 23 January 2006

The above meetings passed resolutions as follows:

1) Dividends paid

To approve dividend payments to shareholders for the fiscal year 2005 as follows:

Company	Dividend per share (Baht/share)	Interim dividend payment (Baht/share)	Outstanding balance (Baht/share)
SHIN	2.60	1.25	1.35
ADVANC (associate)	6.30	3.00	3.30
CSL (associate)	0.45	0.12	0.33

At the Oordinary Ssharehholders' meeting of LTC (a joint venture), the shareholders passed a resolution to approve a dividend payment of USD 6.0 million.

2) Warrants granted to directors and employees (ESOP)

To approve the issue and offer of warrants to directors and employees. The terms of the warrants do not exceed 5 years and there is no offering price as detailed below:

Company	Par value Baht per share	Grant	Units Million	% of total issued shares
SHIN	1.00	5	14.25	0.47
SATTEL (subsidiary)	5.00	5	10.06	0.92
ITV (subsidiary)	5.00	4	10.62	0.88
ADVANC (associate)	1.00	5	10.14	0.35
CSL (associate)	1.00	4	8.35	1.34

Reference Persons

Security Registrar

Thailand Securities Depository Company Limited
62 The Stock Exchange of Thailand Building, Ratchadapisek Road,
Klongtoey, Klongtoey, Bangkok 10110
Tel. : (662) 229-2800
Fax : (662) 359-1259

Thailand Securities Depository Company Limited
Capital Market Academy Building, The Stock Exchange of Thailand
2/7 Moo 4, (North Park Project) Vibhavadi-Rangsit Road, Km 27,
Tung Song Hong, Laksi, Bangkok 10210
Tel : (662) 596-9000
Fax : (662) 832-4994-6
Website : www.tsd.co.th

Auditor

Mr. Prasan Chuapanich
Certified Public Accountant Registration Number 3051
PricewaterhouseCoopers ABAS Ltd.
15th Floor, Bangkok City Tower
179/74-80 South Sathorn Road,
Yannawa, Bangkok 10120
Tel : (662) 344-1000
(662) 286-9999
Fax : (662) 286-5050



Shin Corporation Public Company Limited
414 Shinawatra Tower 1, Phaholyothin Road,
Samsennai, Phayathai, Bangkok 10400
Tel +66 2 299 5050, Fax +66 2 271 1058
www.shincorp.com